Exhibit 99.1

Itaú

Complete

Financial Statements in IFRS

December 31, 2017

www.itau.com.br/investor-relations facebook.com/itauunibancori @itauunibanco_ri

(A free translation of the original in Portuguese)

Report of independent auditors on the consolidated financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (the "Company") and its subsidiaries (together, the "Group"), which comprise the consolidated balance sheet as at December 31, 2017 and the consolidated statements of income, comprehensive income, changes in stockholders´equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2017, and the financial performance and cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Itaú Unibanco Holding S.A.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Our audit in 2017 was planned and executed considering that the operations of the Group did not present significant modifications in relation to the previous year. In this context, the Key Audit Matters, as well as our audit approach, have remained substantially in line with those of the previous year, except for the exclusion of the matter related to the acquisition of control of CorpBanca, since it refers to an event of the fiscal year ending on December 31, 2016.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan and lease losses (Note 2.3.1.a, 2.4.d.X and 12.b)

Itaú Unibanco Holding S.A. and its subsidiaries has diversified its business with an impact on the change in the composition of the loan portfolio in recent years, focusing on the origination of products with lower credit risk. In 2017, the calculation of the allowance for loan and lease losses is still a sensitive matter requiring management's judgment. The identification of situations relating to the recoverable value of receivables and the determination of the allowance for loan and lease losses involve a process with a number of assumptions and factors, including the counterparty's financial condition, the expected future cash flows, the estimated amounts of recovery and realization of guarantees.

The utilization of different modeling techniques and assumptions could result in a materially different estimate of recoverable amounts. Furthermore, managing the credit risk is complex and depends on the completeness and integrity of the related database.

Guarantees and renegotiations have represented important aspects on determining the allowance for loan and lease losses, during the management of the credit risks.

In addition, starting in 2018, IFRS 9 - Financial Instruments become effective, bringing, among other things, new concepts related to the determination of the recoverable value of financial assets. Management disclosed information related to the possible impacts that this standard may have on financial information for the next financial year, considering the balances recorded at December 31, 2017. Considering the magnitude of the conceptual change, the process of implementing IFRS 9 for the Bank is complex.

Considering the matters mentioned above, this was an area of focus during the audit.

We tested the design and the effectiveness of the main controls used to calculate the allowance for loan and lease losses, including: i) totality and integrity of the database and auxiliary systems; ii) models and assumptions adopted by management to determine the recoverable value of the credit portfolio; iii) monitoring and valuation of guarantees; iv) identification, approval, and monitoring of renegotiated transactions; and v) processes established by management to guarantee application of these assumptions, as well as, the adequacy of the disclosures in the financial statements.

For the individually calculated allowance for loan and lease losses, we tested the relevant assumptions adopted to identify the impairment and the resulting rating of the debtors, as well as the expected future cash flows, underlying guarantees, and the estimates of recovery of overdue receivables.

For the allowance for loan losses calculated on a collective basis (retail segment), we tested the underlying models, including the model approval process and the validation of the assumptions used to determine the loss and recovery estimates, as well as the consistency of the models with those applied in previous periods.

We tested the adequacy of the inputs for these models, including the recoveries, and, when available, compared the data and assumptions used with market data.

We performed an understanding of the process developed by the Bank for the analysis and implementation of IFRS 9, as well as we performed certain audit procedures, with the assistance of our specialists, related to adherence to the requirements of the standard.

We believe that the criteria and assumptions adopted by Management in determining and recording the allowance for loan losses are appropriate and consistent in all material respects in the context of the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Measurement of the fair value of financial instruments and derivatives - level 3 (Notes 2.3.1.c, 2.4.d.IV, V and VI, 7 to 10, and 31)

The fair value measurement of financial instruments with little liquidity and without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve management's assumptions for their valuation. In addition, management of market risk is complex, especially during periods of high volatility and when observable market prices or parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts.

This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.

We tested the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures.

We analyzed the methodology used to fair value these financial instruments and the assumptions adopted by management by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior years.

We considered that the criteria and assumptions adopted by management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the information disclosed in the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment

Itaú Unibanco Holding S.A. and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on Itaú Unibanco's business evolution and over the last years, significant short and long-term investments have been made in the information technology systems and processes.

The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one technology environment with different processes and segregated controls.

The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, as in the fiscal year ended December 31, 2016, this was an area of focus during the audit.

As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements.

The procedures we performed comprised the combination of relevant control tests and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control and the segregation of duties.

The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures, and we believe that the processes and controls of the information technology environment have provided a satisfactory basis to be used in the outcome of our audit of the financial statements.

Deferred tax assets (Notes 2.3.1.b and 27.b.)

The deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution are recorded to the extent management considers probable that Itaú Unibanco Holding S.A. and its subsidiaries will generate future taxable profits. The projection of the future taxable profits takes into account a number of subjective assumptions established by management.

We continue to consider that this area requires audit focus, taking into account that using different assumptions in the projection of the future taxable profits could materially modify the expected periods for realization of deferred tax assets, thus affecting the accounting records.

We tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets and the recording of such credits in accordance with the accounting standards, including the necessity of analysis of the perspectives for the realization of these assets, via projections of future taxable profits.

We tested the design and the effectiveness of the main controls over the respective disclosures, as well as we compared the critical assumptions used to the projection of the future results with macroeconomic information disclosed by the market and with the historical data, in order to support the consistency of these estimates.

We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the notes to the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Realization of goodwill (Notes 2.3.2, 2.4.h and 3)

The balances of intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires the application of judgment as well as estimates by management.

We continue to consider this as an area of audit focus due to: (i) projection of future results, in which the use of different assumptions can significantly modify the perspective of realization of these assets and the possible need to record impairment with consequent impact on the financial statements (ii) the relevance of intangible assets arising from the acquisition of Itaú Corpbanca.

We have tested the design and effectiveness of the main established controls, including the analysis of the assumptions and critical judgments used by Management

We analyzed the projections for the determination of impairment of intangible assets as prepared by management, focusing on the most significant cases, such as intangible assets arising from the acquisition of Itaú Corpbanca, in order to corroborate the reasonableness of these realization estimates.

We believe that the assumptions adopted by Management to evaluate the realization of intangible assets are appropriate and the disclosures in the notes to the financial statements are consistent with the information obtained.

Provision for contingent liabilities (Notes 2.3.1.e, 2.4.q and 32)

Itaú Unibanco Holding S.A. and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.

In general, the settlement of these proceedings take a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation.

In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements are made to settle proceedings in advance.

In addition, in 2017, a labor reform was approved and the agreement instrument for the termination of civil legal proceedings related to economic plans was signed, which will be valid after homologation of the Federal Supreme Court.

We tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database.

Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the judicial decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of a loss, which is estimated according to the characteristics, in fact or in law, related to each sentence in particular.

We tested the models used to quantify judicial proceedings of civil and labor nature considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

It should be noted that, among other things, the aspects used to establish the likelihood of a loss attributed to each proceeding are subjective and the evolution of the jurisprudence is not always uniform.

In this context, we continue to consider that this is an area which requires audit focus.

Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings.

We considered that the criteria and assumptions adopted by management for determining the provision for contingent liabilities, as well as the information disclosed in the financial statements, are appropriate.

Others matters

Statements of Value Added

The consolidated Statements of Value Added for the year ended December 31, 2017, prepared under the responsibility of management and presented as supplementary information for IFRS purposes, were submitted to audit procedures performed in conjunction with the audit of the Consolidated financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, "Statement of Value Added". In our opinion, these Statements of Value Added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Other information accompanying the financial statements and the auditor's report

Management of Itaú Unibanco Holding S.A. and its subsidiaries is responsible for the other information which comprise the Management Report.

Our opinion on the consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and for such internal control as management

Itaú Unibanco Holding S.A.

determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of Itaú Unibanco Holding S.A. and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Itaú Unibanco Holding S.A. and its subsidiaries ability to continue as a going concern. If we conclude that significant uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Itaú Unibanco Holding S.A. and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Itaú Unibanco Holding S.A.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance (Audit Committee and Management) regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 5, 2018

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

MANAGEMENT REPORT – January to December 2017

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to December 2017 follow the regulations established by the National Monetary Council (CMN), in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

1	A bank with a purpose

In 2017, we unveiled Itaú Unibanco’s purpose to our employees and highlighted the values that are part of our essence and have brought us here.

In these 93 years of history, we have become the largest bank in Brazil, and are deemed Brazil’s most valued brand, among other relevant recognitions. These achievements are the result of the way we conduct business, by always placing ethics ahead of results and consistently seeking innovation and excellence.

We have grown by helping people and our country to grow, by encouraging the progress of those who are by our side. We work to make dreams come true, to boost development, and to wake the will to do increasingly more and better. This is what our journey means and this is our purpose: Empowering people to change.

There are people behind everything we do. People who have ideas, who become the solutions, who change the lives of other people. Unveiling Itaú Unibanco’s purpose is part of the reaffirmation of our reason to exist, by increasing the power every person has to invent and reinvent themselves. For this end, we need to have the engagement of all employees towards the same pathway.

In line with this purpose, the arrival of Itaú Unibanco’s new Executive President was marked by this purpose being integrated into the organization, which led to the definition of the six strategics priorities that will guide our actions in the coming years: customer centricity, digitization, people management, risk management, sustainable profitability, and internationalization.

These priorities were defined based on the perception shared by the Executive Committee of market trends and the challenges faced by the institution, as they organize initiatives that have been in progress throughout the bank already, reinforcing our commitment to employees, clients, stockholders and society.

Itaú Unibanco’s purpose was not born in 2017, but rather has always existed within all people who were part of this organization and within those who now keep this legacy alive. We are people who move people.

Medium and Long-Term Strategic Agenda

With medium to long-term prospects, these six strategic priorities have guided our management. Our Work was organized in frontlines, with responsibilities separated by working groups that involve many organizational levels, with clear purposes to be achieved and indicators selected for monitoring this process. We have already achieved some results and expect to add even more value to society and our stockholders in the coming years.

We segregated those priorities into two groups: Transformation and Continuous Improvement.

•	In the first group, we included the topics that we believe we need to truly transform within the organization: Customer Centricity, Digitization and People Management.

•	In the Continuous Improvement group, we include Risk Management, Internationalization and Sustainable Profitability. They are aspects broadly embraced by the organization, but require some effort for its continuous improvement.

Permeating all those challenges are our corporate governance and sustainability.

Corporate governance plays a vital role in ensuring stakeholders’ interests and is a key to achieve long-term sustainable growth. It is embedded not only in the challenges here described, but also in each part of our daily business activities, from remuneration practices to risk management.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	12

Sustainability needs to be fully integrated with our business, from the operational to the commercial aspects, making environmental and social issues part of our everyday activities. Its variables need to be incorporated and measured into each of our diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers and wealth management.

Our priority topics are detailed below:

1.1 Transformation

1.1.1 Customer Centricity: Our vision is to be the leading bank in sustainable performance and customer satisfaction. Today clients play a leading role and are therefore at the core of our organizational culture. In the current scenario business have stood out when it offers new and differentiated experiences to clients. Therefore, our actions, including digitalization and efforts aimed at people management, are directed towards client satisfaction, a key measure for the entire organization. We have established indicators to monitor client satisfaction on a timely and ongoing basis, which are directly related to incentives provided to our employees.

We will build a culture focused on client satisfaction and long-term relationships. Thus, our efforts will be directed to communicate, encourage and capacitate our employees around the pillars of this culture.

Client satisfaction opinion surveys and our monitoring of complaints figures evidence that we stand above the market average. We believe however that we can do more and, to this end, we are adopting the NPS (Net Promoter Score), which will be present in every stage of our processes.

Our goal is to build a bank with the client and for the client. We are even more dedicated to listening to what clients have to say so we may identify the attributes they value the most in their relationship and develop products and services that exceed their expectations. Accordingly, we work to improve the client’s experience, evolving and eliminating red tape in our processes.

Some of the initiatives to improve client satisfaction are as follows:

•	App Light, winner of the Financial World Innovation Awards. Launched in 2017, it was developed jointly with our clients. It takes up less memory in smartphones and is easier to navigate than the traditional app. App Light has reached over 500,000 users, with 90% of user loyalty.

•	In March 2017, we launched the Personnalité Investimento 360 platform, increasing convenience to our clients as it provides a thorough range of investment products offered by Itaú and other financial institutions through Itaú Corretora. This initiative also provides a specialized advisory service, which takes into account our clients’ needs in the short, medium and long term, offering more agility to investors by monitoring their financial transactions and returns as a whole in a single place.

•	Seeking to ensure the balance of multiple channels journey in the Internet, we have modernized the technology platform and reviewed the browsing and purchasing experiences, making it more friendly-user. We have also improved the payment and receipt services of the Companies segment, making Itaú the best internet banking experience for companies in Brazil for the third consecutive year.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	13

•	We were elected, by vote of the clients to Euromoney magazine, the Best Bank in Cash Management in Brazil for the 10th consecutive year.

1.1.2 Digitalization: Our challenge is to speed up our digital transformation process continually increasing the productivity of the IT department and spreading out a digital mindset throughout the bank, so as to gain efficiency and improve user experience and client satisfaction.

Technology today epitomizes the backbone of Itaú Unibanco’s evolution.

Developing over 1,000 APIs (application programming interface) that allow the creation of apps with reuse, being involved in 100% of blockchain applications in progress in Brazil to advance the financial market, consolidating a private cloud, which already runs dozens of the bank’s applications (internal systems); and using artificial intelligence and machine learning to gain operational efficiency, are some of the rewards of this digital transformation, which comes into being through a seamless integration of three essential elements.

The first element is people, that is, new digital profiles. These are professionals such as design, user experience, data sciences, digital media, web analytics and cyber security experts, who add up to professionals coming from traditional backgrounds (engineering, administration, economics and accounting). This evolution has taken place at an exponential rate in the organization. In the two last years alone, the presence of professionals with digital profiles in Itaú Unibanco increased 13 fold.

The second element is a technology-business symbiosis, with the Technology department becoming essential for the creation of transformation solutions. It is therefore possible to take advantage of this exponential evolution of technologies, accelerating the frequency of innovations and disruptions, and promoting shorter cycles of value deliveries (weeks, even days).

This integration of efforts is already a reality at our bank. At the end of 2017 we completed the second phase of strengthening technical expertise (technology architecture, distribution engineering, banking and data systems, system development, among others) and integrating teams (over 5,000 employees engaged in the process) by creating delivery communities and multidisciplinary teams that work collaboratively based on Lean1 and Agile2 principles to rise to business challenges. Notable for providing quick decisions shared among different expertise and with autonomy, this new working model is responsible for generating increasingly sustainable results, as follows:

•	Efficiency (more value delivery and synchronized planning): a 14% productivity gain in technology development;

•	Time to Market (shorter delivery cycles): down 22% in a project average delivery time;

•	Quality (quicker, streamlined and automatized testing and approval): down 20% in unavailability ratio and down 25% in number of incidents.

The last element is customer centricity, also construed as a new bank concept. Today we live in an era of experiences, where companies and clients create solutions together. Therefore, our bank performance has been driven to place the customer at the heart of our strategy. To this end, we seek to understand everything the client says, analyzing, for instance, hundreds of thousands of pieces of feedback received in social networks or provided by our beta testers (technologically engaged clients who test new versions of the bank apps). Additionally, we also make use of technology (such as big data, machine learning and cloud computing) to seek operational efficiency, such as an application of artificial intelligence in our credit models, and to understand the client's behavior in all points of contact with the bank. This is because these interactions are important inputs for creating products and services more connected to the clients’ actual needs.

We present below some of our 2017 highlights:

•	Itaú Light App: lighter and with low data consumption, this app offers intuitive and easy browsing.

•	Itaú abreconta app (opening accounts): over 190,000 accounts opened through the app, allowing a 100% online opening account experience via mobile, without the need to go to a branch.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	14

•	Mobile evolution: apps with new design and easy browsing for Itaú and Itaú Empresas. In May 2017, Itaú App was elected the best app by Folha de São Paulo and the “must have” app at Apple Store.

•	Digital branches: we offer differentiated business hours service for Personnalité and Uniclass clients. At the end of 2017, we had 160 digital branches, of which 25 opened this year alone.

1 Lean: Process structure in which an attempt is made to minimize risks and waste while maximizing value to the client.

2 Agile: A philosophy focused on the time it takes to build a product step by step, delivering it through smaller parts.

1.1.3 People Management: At Itaú Unibanco we have always had a strong belief: people have the greatest transformation power. People foster our progress, they ensure sustainable results and unveil our capacity of generating value to society and the country.

We are challenged to become even more attractive to all generations and engage and develop our talents. For this end, we consistently invest in spreading our purpose and the so called Our Way – a strong culture, based on collaboration, meritocracy, ethics and total and unrestricted respect to the individual.

Considering that the bank is basically human capital, providing the best experience to our employees so as to promote their development is essential. With this in mind, the priority people frontline is reviewing incentive models and encouraging people’s autonomy and mobility in order to make them increasingly feel they are owners of the business and their own career.

Accordingly, attentive to all the transformations happening in the world, the priority people frontline also seeks inspiration in the most innovative practices currently used and is focused on constructing an organization that increasingly promotes diversity and inclusion.

1.2 Continuous Improvement

1.2.1 Risk Management: Managing risks is the essence of our activity and a responsibility of all employees. In 2018, we will continue our efforts to fully comply with the Risk Appetite guidelines set out by the Board of Directors. Additionally, we will focus on addressing the priorities for 2018, that is, Business, Technology, People and Regulatory risks.

For Risk Appetite, our challenge is to monitor the progress of traditional risk areas (market risk, credit risk and operational risk), and seek, through risk culture tools, to engage all employees in the risk management day-to-day and, consequently, to comply with our Risk Appetite.

Regarding Business Risk, client centrality is a principle of ours, prioritizing the sustainability of our relationships. We monitor the evolving profile of our clients and competition creating new products and services focused on client satisfaction.

To address the challenges of the Technology Risk, we are committed to managing our digitalization process, preventing platforms or systems from becoming obsolete and fail to meet the business needs, in addition to increasing our IT department productivity.

Concerning People Risk, we are committed to improving mechanisms to attract, motivate and retain the best professionals, in addition to preventing teams with knowledge concentrated on key personnel. We should continuously improve our evaluation models to be increasingly perceived as fair and meritorious.

Concerning the Regulatory Risk, we understand that we should always be attentive to specific changes in laws and regulations that may affect our business and the offering of products or services. Therefore, we are committed to having a proactive attitude and monitor regulatory changes.

1.2.2 Sustainable Profitability: Our challenge is to continuously improve the efficiency of our operations, maintain our capacity of identifying opportunities to reduce costs and manage investments to gain agility, as well as to efficiently manage capital allocation and our cost of capital.

Adopted since 2012, our business model is based on a fundamental concept: Value Creation, which includes not only our operating or financial expenses, but also the cost of capital allocated to each activity, seeking to grant it a fair return.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	15

This vision on results guides our operations towards business that effectively create value to stockholders, establishing a minimum return required for our operations.

Under this model, we have reviewed our mix of credit, which, in a scenario of economic crisis, has increased its share of lower-risk products, such as mortgage loans, whose operations are pledged by collaterals, and payroll loans, whose installments are discounted from payroll and concentrated on clients with stable income, such as retirees and federal public officers.

We detail below the change in the share of segments in our loan portfolio* in Brazil:

*Includes Financial Guarantees Provided

We also give priority to our Services and Insurance, Pension Plan and Premium Bonds, which require less capital allocation and whose results and value creation are less volatile in relation to economic cycles. In addition, our business strategy for this operation is to focus on mass-market products, traditionally sold through our network of branches and digital channels. Accordingly, operations such as life group, large risks and extended warranty insurance lines were either sold or discontinued over last years. Even in this scenario, we have increased the operating revenues1 from insurance, pension plan and premium bonds and services.

1 Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	16

In view of the growth, even if moderate, of Brazil's GDP as of 2017, and together with the tools developed by our efforts towards risk management, our business model will enable us to identify granular opportunities to diversify and expand operations to meet both the need to create value for our stockholders and the limits established by our risk appetite.

Focus on efficiency is a very significant topic in our sustainable profitability strategy and is addressed as a top priority by the bank for some years already. We have developed some initiatives, from reducing the waste of resources and energy and reviewing department structures to designing projects to increasing productivity and digitization, and therefore we expect to increase gains of scale and ensure business synergy.

The digitalization process we are going through has given rise to a numbers of gains, since we are able to redesign processes and offer quality products at a reasonably less cost.

1.2.3 Internationalization: We have operated in Brazil for over 90 years and, throughout this period, have achieved a high level of maturity in management, making our culture known and recording profitability levels that effectively create value to our stockholders.

Our strategy in other Latin America countries foresees that we will achieve, in this region, the same management standards Itaú Unibanco enjoys in Brazil, homogenizing practices and setting up conditions to take on even more leading positions. These objectives apply to our operations in the Southern Cone, and are particularly relevant in the Itaú CorpBanca integration process (a significant competitor in the banking markets in Chile and Colombia) a result from the merger between Itaú Chile and CorpBanca.

We also seek to strengthen our operations in the Northern hemisphere, where we have the primary objective of simplifying and optimize our operations. In Latin America, we always seek to improve client satisfaction, as well as develop products and services with digital solutions and bases. The main challenge is to accelerate the digitalization in all our external units.

Finally, Itaú Unibanco continuously monitors the international scenario, seeking to understand different markets, business, products and services, identifying opportunities to expand operations and integrating our units.

2	The Year of 2017

2.1) Highlights

New Executive President – In April 2017, Candido Botelho Bracher took over as the new Executive President of Itaú Unibanco, succeeding Roberto Egydio Setubal. After 23 years leading the Company, Mr. Setubal has reached the age limit and is now a co-chairman of the Board of Directors. We thank Mr. Setubal for all his dedication and contributions made to this organization, which experienced a period of significant growth, increasing, for instance, its annual recurring net income 69 fold.

Dividends and Interest on Capital – In 2017, we paid, recognized in a provision or identified in Stockholders’ Equity the amount of R$17.6 billion in dividends and net interest on capital, the highest in our history, corresponding to 70.6% of 2017 consolidated recurring net income, which represents an increase of 75.6% from 2016 fiscal year.

In March 7, 2018 we will pay dividends and interest on capital of R$2.0707 per share (shareholding position on February 15, 2018) and R$0.122825 per share (shareholding position on December 14, 2017).

Therefore, for the fiscal year of 2017 (competence) the Company’s stockholders will receive R$2.7127 net per share.

Additionally, considering the shares buyback in 2017, the payout accounts for 83.0% of the 2017 consolidated recurring net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	17

Note: the payout considers the recurring net income calculated in accordance with the rules of the Central Bank of Brazil – BRGAAP.

In 2017, we adopted a new practice to pay dividends and interest on capital at least 35% of annual recurring net income; the total amount to be paid each year will be set forth by the Board of Directors, taking into account, among others:

1.	the Company’s capitalization level, in accordance with the rules defined by BACEN;
2.	the minimum level, established by the Board of Directors, of 13.5% for tier 1 capital;
3.	profitability for the year;
4.	the prospective use of capital in view of the expected business growth, share buyback program, mergers and acquisitions, and market and regulatory changes that might modify capital requirements; and
5.	tax changes.

Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, but always considering the minimum distribution set forth in the Bylaws.

Capital Management

We adopt a prospective approach to capital management, which comprises the following phases: (i) identifying material risks and determining the need of additional capital for these risks; (ii) preparing a capital plan, both in normal and stress scenarios; (iii) structuring a capital contingency plan; (iv) carrying out an internal capital adequacy assessment; and (v) preparing managerial and regulatory reports.

The result of the last ICAAP – dated as of December 2016 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant capital surplus, thus ensuring the soundness of Itaú Unibanco’s equity position.

To ensure our strength and capital availability to support business growth, regulatory capital levels were kept above the requirements of BACEN, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. For further information, see to the “Risk and Capital Management Report – Pillar 3” report on our website www.itau.com.br/investor-relations > Corporate Governance.

At the end of 2017, the BIS ratio was 18.8%, of which: (i) 16.2% related to Tier I Capital, which is composed of the sum of Core Capital and Additional Capital; and (ii) 2.6% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses. The amount of our subordinated debt, which is part of Tier II regulatory capital, reached R$19.8 billion at December 31, 2017.

Capital management in 2017 highlights are as follows:

•	Share Buyback Program – From January to December 2017, we acquired shares of own issue:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	18

o	Preferred shares: 37,982,900, in the total amount of R$1.4 billion at the average price of R$36.19 per share.
o	Common shares: 46,214,237, in the total amount of R$1.7 billion at the price of R$37.00 per share.
o	The total of 84.2 million shares bought back equal 1.3% of the bank’s capital stock as of December 31, 2016.

Approved by the Board of Directors in December 2017, our current buyback program authorizes the acquisition of up to 28,616,649 common shares and up to 50 million preferred shares of own issue, and it allows that operations are carried out from December 20, 2017 to June 19, 2019.

•	Cancellation of Treasury Shares – Of the shares bought back and held in treasury, 31,793,105 common shares were cancelled, as decided by the Board of Directors, with no capital decrease. Cancellation is pending regulatory approvals.

The main objectives of the acquisition of own issued shares with subsequent cancellation are as follows: (i) maximizing capital allocation through the efficient application of available funds; (ii) arranging for the delivery of shares to employees and management members of the Company and its subsidiaries under the scope of remuneration models and long-term incentive plans; and/or (iii) using the shares acquired if business opportunities arise in the future.

•	Perpetual Subordinated Notes – In December 2017, we issued for the first time perpetual subordinated notes/AT1, in the amount of US$1.25 billion. These notes were issued at a fixed rate of 6.125%, which will be applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years, based on the prevailing rate for U.S. Treasury bonds for the same period. Itaú Unibanco may repurchase these notes on the fifth anniversary of the date of issue or on any subsequent interest payment date, subject to prior approval from Brazilian authorities, including BACEN.

These notes were offered in the international market to qualified institutional buyers only, as defined by Rule 144A of the Securities Act, and to non-U.S. persons outside the United States under Regulation S of the Securities Act.

Itaú Unibanco has requested the approval from BACEN, so that these perpetual subordinated notes be included in its Reference Equity as Additional Tier 1 Capital, adding 60 bps to the Company’s Tier 1 capital ratio.

Decision issued by the Administrative Board of Tax Appeals (CARF) - On April 10, 2017 CARF issued a favorable decision for the Company, recognizing that the intended collections of income tax and social contribution on net income were inapplicable and ratifying the regularity and legitimacy of Itaú and Unibanco merger as it had been fully approved by BACEN, CVM, and the Administrative Council for Economic Defense (CADE), which reaffirms the Company’s understanding that these operations were legitimate. Since it received the tax assessment notice from the Brazilian IRS, Itaú Unibanco has always believed that the risk of loss in the above mentioned tax proceeding was remote.

Economic Plans – Itaú Unibanco is a party to specific lawsuits in connection with the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 1980’s and 1990’s as a measure to combat inflation. Although we had complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed and, therefore, we have recognized provisions when we are served and when individuals file for the enforcement of rulings rendered by the Judicial Branch, by using the same criteria adopted to calculate provisions for individual lawsuits.

In December 2017, as mediated by the Office of the General Counsel to the Federal Government (AGU) and supervised by the Central Bank of Brazil, savings account holders (represented by two civil entities, FEBRAPO, and IDEC) and FEBRABAN, the Brazilian Federation of Banks, jointly executed an agreement to settle litigations in connection with the economic plans, and Itaú has already adhered to its terms accordingly. This agreement is pending ratification by the Federal Supreme Court (STF) to become valid and effective, which is expected to occur in the first quarter of 2018. After this ratification, savings account holders will be entitled 24 months to adhere to the terms of this agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	19

2.2) Acquisitions and Disposals

We present below the main operations carried out in 2017. All of them were timely announced to the market and the details are included in announcements to the market and material facts available on the Company’s Investor Relations website:

•	Group Life Insurance – In April 2017, after obtaining approvals from SUSEP and CADE, the Brazilian antitrust agency, we completed the sale of 100% of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A.

•	Gestora de Inteligência de Crédito – In June 2017, together with other institutions, we entered into an agreement to incorporate Gestora de Inteligência de Crédito S.A., whose purpose will be the development of a data base aimed at aggregating, reconciling and handling master file and credit data of individuals and companies.

•	IRB-BRASIL RESSEGUROS S.A. (IRB) – Within the scope of the Public Offering of IRB’s shares, in August 2017 Itaú Seguros S.A reduced its interest to 11.1%, from 14.7%, in the total capital of IRB. Itaú Vida e Previdência S.A., which held 0.2% interest, is no longer a stockholder. We remain in the IRB controlling group, under the terms of the company's shareholders' agreement.

•	Itaú CorpBanca – In September 2017, we acquired 1.8 billion Itaú CorpBanca shares for the approximate amount of R$55.6 million. Therefore, Itaú Unibanco’s interest ownership reached 36.06%, without changing the governance of Itaú CorpBanca.

•	Citibank – In October 2017, after obtaining regulatory approvals, the first step of the incorporation process was carried out and we are now in charge of the retail business of Citibank in Brazil.

•	XP Investimentos (XP) – In December 2017, the General Superintendence of CADE issued a favorable opinion on Itaú Unibanco’s acquisition of a minority interest of XP, accounting for 49.9% of total capital, of which 30.1% are common shares, conditioned on Itaú Unibanco’s commitment not to intervene in XP’s business management, as well as to reduce possible barriers to the entry and development in the segment of open platforms. The operation is still pending approval from BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	20

2.3) Awards and Recognition

In 2017, we received recognitions that contributed to strengthening our reputation. The main awards received in the period are listed below:

Bloomberg Financial Services Gender-Equality Index (Bloomberg – January 2017)	Itaú Unibanco was one of 52 companies chosen to make up this Index.

IF Design Award (International Forum Design GmbH – January 2017)	Itaú Unibanco had "Miami Open" as the case awarded in the Communication category.

World's Best Trade Finance Providers (Global Finance – January 2017)	Itaú BBA was recognized as the “Best Trade Finance Provider 2017 in Brazil”.

Empresas Legais (Legally Cool Companies) (Centro de Inteligência Padrão – April 2017)	Itaú Unibanco was recognized as a Legally Cool Company in the Banks category, that is, as a company engaged in settling conflicts through dialogue.

Annual ranking of the 50 largest banks of Latin America and the Caribbean (S&P Global Market – April 2017)	Itaú Unibanco was number one in the 2017 edition of the annual ranking of the 50 largest banks of Latin America and the Caribbean.

Melhores Empresas para a Mulher Trabalhar (Best Places for Women to Work) (Great Place to Work – May 2017)	Itaú Unibanco ranked 4th among the Largest Companies in the first edition of the ranking.

XVIII Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (XVIII Modern Consumer Award in Excellence in Client Service) (Grupo Padrão – May 2017)	Itaú Unibanco was the winner in the Banks category.

Top 1000 World Banks 2017 (The Banker – July 2017)	Itaú Unibanco was number one in the Top 25 – Latin America and the Caribbean ranking.

Anuário Época Negócios 360º (Época Negócios 360º Directory) (Época Negócios magazine – August 2017)	Itaú Unibanco was the winner in the banking sector and in the Environmental and Social Responsibility dimension.

As Melhores da Dinheiro 2017 (The Best of Dinheiro 2017) (IstoÉ Dinheiro magazine – September 2017)	Itaú Unibanco was number one in the banking sector.

Comarec Award (Grupo Padrão – September 2017)	Itaucard was top in the Hirers category in the Cards segment.

Prêmio MarCo - Marcas Corporativas de Maior Prestígio do Brasil (MarCo Award -The Most Prestigious Corporate Brands in Brazil) (MarCo, Época Negócios magazine and Troiano Branding – October 2017)	Itaú Unibanco was number one in the Banks category.

Guia Você S/A - As Melhores Empresas para Trabalhar (Você S/A Directory - The Best Companies to Work for) (Você S/A magazine - Abril publisher - October 2017)	Itaú Unibanco was the winner in the Banks category.

Valor CARREIRA (Valor CAREER) (Valor Econômico magazine and AON - October 2017)	Itaú Unibanco was elected Company of the Year and was first in the "Companies with over 17,000 employees" category.

Prêmio ÉPOCA Reclame Aqui (ÉPOCA Make a complaint here Award) (ÉPOCA magazine - Globo publisher - October 2017)	Itaú Unibanco was top in the Bank and Consortium categories. Itaucard was the winner in the "Card Operators" category.

World's Best Investment Banks 2017 (GLOBAL FINANCE - October 2017)	Itaú Unibanco won in the "Best Investment Bank in Latin America", "Best Equity Bank in Latin America" and "Best M&A Bank in Latin America" categories, and one of our executives was recognized as the "Best Leader in Private Bank".

Global Private Banking Awards (PWM / The Banker, Financial Times - October 2017)	Itaú Unibanco was awarded as "Best Private Bank in Latin America for Customer Service" and "Best Private Bank in Brazil".

Startup Awards (Brazilian Startup Association - October 2017)	Cubo won in the coworking category and Itaú Unibanco was first in the corporate category.

As Marcas Brasileiras Mais Valiosas - Interbrand (Most Valuable Brazilian Brands - Interbrand) (Interbrand - November 2017)	Itaú Unibanco was number one for the 14th time.

Valor Grandes Grupos (Valor Large Groups) (Valor Econômico newspaper - December 2017)	Itaú Unibanco ranked first among the "10 largest net income", "20 largest stockholders' equity" and "20 largest net income".

Bank of the Year (The Banker - December 2017)	Itaú Uruguay was announced as "Bank of the Year - Uruguay".

Época Empresa Verde (Época Green Company) (Época magazine - December 2017)	Itaú Unibanco was awarded as Highlight of the Year and was the winner in the Green Finance category.

Empresa Pró-Ética 2017 (2017 Companies promoting ethics) (Brazilian Ministry of Transparency, Inspection and General Controllership of the Federal Government - December 2017)	Itaú Unibanco was one of the 23 companies winning the 2017 Pro-Ethics Company Award.

Financial Innovation Awards 2017 (IFS University College and BBA Association - December 2017)	Itaú Unibanco was number one in the Innovation in Product or Service Design category with the App Light case.

Guia de Previdência Valor/FGV (Social Security Guide - Valor/ FGV)

(Valor Econômico newspaper and Center of Finance Studies of the School of Business Administration of São Paulo of Fundação Getúlio Vargas - December 2017)

Itaú Unibanco was awarded as the best manager in diversity of social security funds.

The World's Best Foreign Exchange Providers 2018 ( Global Finance magazine – December 2017)	Itaú Unibanco was recognized as the best foreign exchange bank in Brazil.

Melhor Empresa para Trabalhar (Great Place to Work – December 2017)	Itaú Paraguay was elected the best company to work for for the second consecutive year.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	21

2.4 Selected Financial Information

We present below a summary of our financial information:

	dec/31/2017	dec/31/2016
Profitability
Net Income (R$ billion)	24.3	23.6
Recurring Net Income (R$ billion)	23.9	23.3
Recurring Return on Average Equity - Annualized(1)	20.1%	20.3%
Gross Income Related to Financial Operations (R$ billion)	92.8	96.5
Assets
Total Assets (R$ billion)	1,435.0	1,353.2
Total Credit Portfolio, including Financial Guarantees Provided (R$ billion)	563.9	561.2
Assets - Latin America	189.2	171.8
Loan Portfolio/Funding(2)	74.0%	74.3%
Stockholders' Equity	134.8	122.6
Funding
Demand, Savings, and Time Deposits	400.8	325.7
Debentures (Linked to Repurchase Agreemens and Third Parties' Operations)	58.8	132.1
Funds from Bills and Structured Operations Certificates	65.7	59.4
Free, Raised and Managed Assets	2,208.9	2,069.5
Capital and Liquidity
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	18.8%	19.1%
Fixed Asset Ratio	23.9%	25.4%
Total High-Quality Liquid Assets(3)(4)	187.1	181.0
Liquidity Coverage Ratio (LCR)(4)	190.2%	212.8%
Customer Service Netw ork
Total Number of Employees (individuals)	99,332	94,779
Brazil	82,640	80,871
Abroad	13,795	13,908
Citibank	2,897	-
Branches and Client Service Branches (CSBs) – units	4,981	5,103
Digital Branches	160	135
Branches - Brazil(6)	3,520	3,653
Branches - Citibank	71	-
CSBs - Brazil	703	766
Branches + CSBs - Latin America	527	549
Automated Teller Machines (ATMs) – units(7)	46,965	46,175

(1) Itaú CorpBanca's data were consolidated since the second quarter 2016, except Recurring Return on Average Equity - Annualized which considered proforma results of Itaú CorpBanca of the first quarter of 2016.

(2) The loan portfolio does not include sureties and endorsements.

(3) Does not include balance originated from Citibank.

(4) Correspond to weighted inventories of assets that remain liquid in the market even in periods of stress, which can easily be converted into cash and are classified as low risk. Used for LCR calculation.

(5) We monitor the Liquidity Coverage Ratio (LCR), as it refers to free and highly liquid assets and net cash outflows over a 30-day period and is calculated based on the methodology defined by Circular No. 3,749, of the Central Bank of Brazil, in line with international guidelines. BACEN minimum requirement is 80% for 2017, and in the fourth quarter of 2017 the Company’s coverage ratio was 190.2%.

(6) Includes IBBA representative offices abroad.

(7) Includes CSBs (Client Service Branches), points of services in third parties’ establishments and Banco24horas ATM s.

In 2017, Itaú Unibanco's net income was R$24.3 billion, a 2.9% increase from the previous year, impacted by lower provisions for loan losses.

Our general and administrative expenses increased 6.3% between 2017 and 2016, mainly driven by an increase in compensation and benefits and in expenses related to credit cards, and our risk-adjusted efficiency ratio was 64.0%, down 610 basis points from 2016.

Loan portfolio reached R$563.9 billion at the end of December 2017, up 0.5% from 2016. An increase has been recorded in origination demand and in some specific portfolios, such as vehicles, which recorded in the fourth quarter of 2017 the first ever increase since 2012, when we adopted the strategy of focusing on lower risk portfolios.

The strategic credit risk management supported the quality of our loan portfolio in 2017, and nonperforming loans over 90 days overdue closed the year at 3.1%, down 30 basis points from the previous year.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	22

2.5) Stock Market

Market Value – at December 31, 2017, we were ranked the second largest company in Brazil in terms of market value (R$275.5 billion) and the first among financial institutions, according to the Bloomberg ranking.

		R$	%
Shares	December 31, 2017	December 31, 2016	Change
Net income per share - Basic(1)
Common Shares	3.68	3.57	3.1
Preferred Shares	3.68	3.57	3.1
Net income per share - Diluted(2)
Common Shares	3.65	3.54	3.1
Preferred Shares	3.65	3.54	3.1
Market value (in billions)(3)(4)	275.5	219.3	25.6

(1) Calculated by dividing the net profit attributable to shareholders by the average number of shares, excluding the number of shares purchased by the company.

(2) Calculated similarly to (1), including the denominator (adjusted weighted average shares) actions related to stock options granted to the Stock Option Plan, assuming the potential plan of stock option exercise (Note 21a).

(3) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(4) Taking into account the closing price of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$ 259.1billion on December 31, 2017 and R$ 207.6 billion on December 31, 2016, resulting in a variation of 25%.

3	Sustainability

Sustainability is incorporated into the corporate strategy through a consolidated governance framework integrated into business, providing for the internalization of social and environmental issues and trends into daily activities and processes, the identification of areas able to address them, and the follow-up of performance and indicators of these issues from time to time.

Our actions are based on three strategic focus points: financial education, dialogue and transparency, and social and environmental risks and opportunities. Our management of environmental and social risks is based on the identification, measurement, mitigation and monitoring of risks based on their characteristics, needs, exposure and specificities of each business front.

In 2017, as we concluded that our current position has reached its maturity, we started a process to review the sustainability strategy. This moment in time becomes even more convenient with the disclosure of Our Purpose, the emergence of new priority topics, the digitalization scenario, and the advancements in the sustainable development agendas.

Dow Jones Sustainability World Index (DJSI) – for the 18th consecutive year, Itaú Unibanco was selected to compose the portfolio of the Dow Jones Sustainability World Index, the world’s main sustainability index. In this edition, we achieved the best rate in the banking sector in the “Anti-Crime Policies/Actions”, “Financial Stability and Systemic Risk”, “Materiality”, “Risks and Opportunities”, “Climate Strategy” “Philanthropy and Corporate Citizenship” and “Social Reporting” criteria. Additionally, Itaú Unibanco was also selected to make up the Dow Jones Sustainability Emerging Markets Index.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	23

Participation in the B3 Corporate Sustainability Index (ISE) – for the 13th consecutive year we were chosen to make up the portfolio of the B3 Corporate Sustainability Index (ISE). ISE reflects the return of a portfolio made up of shares of companies with the best performance in all aspects that measure corporate sustainability.

Participation in the Bloomberg Gender Equality Index – we were chosen to make up the portfolio of the 2017 Bloomberg Gender Equality Index for companies of the financial sector. In its second edition, this index was created to recognize companies for their commitment to gender equality and transparency in reporting such information.

Women’s Empowerment Principles – WEPs – in June 2017, we adhered to the Women’s Empowerment Principles (WEPs) proposed by the U.N. Women and the U.N. Global Compact. This adherence represents our commitment to working towards gender equality, one of the principles of the U.N. Global Compact. Further information on WEPs is available on http://portuguese.weprinciples.org/.

In December, we were the winners in the “Sustainable Finance” category in the Época Empresa Verde awards, promoted by Época magazine, which recognized the bank’s main sustainability related actions.

3.1 Statement of Added Value

Our added value, which shows the wealth generated for the community, reached R$67.2 billion in 2017 (including recurring net income calculated in accordance with the rules of the Central Bank of Brazil – BRGAAP and the reclassification of hedge tax effects of investments abroad to financial margin), up 9.0% compared to 2016. This result refers to the direct economic value created and distributed by Itaú Unibanco, including income, operating costs, employee compensation, donations and other investments in the community, retained earnings and payments made to capital providers and governments.

3.2 Social Private Investment

Among the actions carried out by Itaú Unibanco Conglomerate in 2017 to support social change agendas, we highlight the social private investment model, in which we allocated funds to support initiatives and projects aligned with our institutional causes.

We recognize and value our share of responsibility for the development of Brazil and sustain the purpose of promoting positive changes in the lives of people and society. Accordingly, over 2017 we made contributions through social private investments on three fronts, as follows: I) direct allocation of financial funds; II) support to projects subject to incentive laws; III) our Institutions and Foundations.

These social investments were made to improve areas such as education, culture, sports, urban mobility, health, and aging. In 2017, we invested R$547.4 million in projects, of which 75.7% were via donations and sponsorships carried out by Itaú Unibanco and 24.3% through amounts incentivized by laws (Rouanet, Sports Incentive Law), making contributions to education, health, culture, sports, and mobility projects. We present below our activities in 2017:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	24

	Amount		Number of
Sponsorship	(R$ million)%		projects
Non-incentivized(1)	414.3	75.7%	668
Education	181.0		520
Culture	148.5		50
Sports	7.2		7
Urban Mobility	64.9		45
Elderly	2.3		3
Institutional Support and Other	10.4		43
Incentivized(2)	133.1	24.3%	212
Culture	69.4		119
Education	15.8		38
Sports	16.9		18
Health and Elderly People	31.0		37
Total	547.4	100.0%	880

(1)Own funds of the group companies and own budgets of foundations and institutions.

(2)Tax incentivized funds through laws such as Rouanet and Sports Incentive laws, among others.

3.3) Education and Health

Fundação Itaú Social – The journey of Fundação Itaú Social dates back to 1993, when the Community Action Program – later named Itaú Social Program – was created. The purpose of the program was to implement the bank's social investment initiatives. In 2000, it was expanded with the foundation of Fundação Itaú Social through the creation of an endowment derived from funds donated by Itaú.

In 2017, the organization started to review its organizational structure, keeping a commitment to its mission to develop, implement and share social technologies to help improve Brazilian public education. Therefore, as from 2017, the actions of Fundação Itaú Social are focused on two axes: Education Management actions – training of education area professionals – and actions for Society – strengthening civil society organizations.

Instituto Unibanco (Unibanco Institute) – Founded 35 years ago, Instituto Unibanco is an organization working to raise the quality of Brazilian public education with focus on secondary schools. To this end, the Institute develops and implements public school system management solutions to improve learning results among young people.

The Institute has partnerships with education departments, academic institutions, education-focused philanthropic institutions, and the National Council of Secretaries of Education (Consed), among other institutions. It is supported by an endowment that guides the funding of activities. The highlights among its several programs are as follows: Jovem do Futuro (Promising Youth), Escola do Futuro (School of the Future) and Fomento (Promotion).

3.4) Culture

Itaú Cultural – Itaú Cultural completed 30 years in 2017 and prepared a number of actions to celebrate this date. One of them was Modos de Ver o Brasil: Itaú Cultural 30 Anos (Ways to See Brazil: Itaú Cultural 30 years) exhibition, which gathered 800 artworks of Itaú Unibanco’s collection. These were displayed between May and August at Oca, a space located in the Ibirapuera Park in São Paulo, which refitted by the institute and visited by approximately 100,000 people.

Regarding the virtual arena, Itaú Cultural redesigned its Internet portal. This new website, adaptable to the most different devices, shows the institute’s events schedule, the register of past activities carried out, videos, news and other contents, in addition to providing access to the Enciclopédia Itaú Cultural de Arte e Cultura Brasileiras (Itaú Cultural Encyclopedia of Brazilian Art and Culture) (unified early this year as the first action celebrating the 30 years), to the Ocupação Itaú Cultural program website and the O Mundo de Bartô (Bartô World) page, the latter dedicated to children. In the year, the portal received over 14 million single hits. In partnership with Biblioteca Nacional (National Library), Instituto Moreira Salles (Moreira Salles Institute) and Pinacoteca de São Paulo (Art Gallery of the State of São Paulo), in October 2017 the brasilianaiconografica.art.br website was designed to make available hundreds of art and other works related to the Brazilian history, culture, and fauna and flora. The website received 22,707,000 single hits.

Itaú Cultural carried out 875 activities over the year, impacting 765,093 people throughout Brazil. These actions include concerts and events at the Ibirapuera Auditorium, exhibitions at Espaço Memória (Heritage Hall), Alfredo Egydio room, and the events scheduled at our headquarters at Avenida Paulista, in the Olavo Setubal Hall, with 318,510 visitors, up 26% from the previous year.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	25

Espaço Itaú de Cinema – Since opening in 1995, the purpose of Espaço Itaú de Cinema is to offer a diversified film programming, from art house to blockbuster movies.

This structure has eight complexes with 57 screening rooms in six Brazilian cities (Brasília, Curitiba, Porto Alegre, Rio de Janeiro, São Paulo, and Salvador).

3.5) Sports

We believe, along with education and culture, sports helps develop critical-thinking citizens and leave a legacy to society at large. Therefore, we sponsor a number of projects in three sports (tennis, soccer and multidisciplinary sports) that aim to promote social inclusion through sports and to train people to spread sports training to transform people’s world.

3.6) Urban Mobility

As we are an essentially urban bank and recognize the importance of valuing an active transport mode for the sustainable development of cities, we define urban mobility as an investment pillar within our sustainability platform and have worked to foster the culture of integrating bikes into the urban transport model.

Bike-sharing system

In partnership with the municipality of Rio de Janeiro, we sponsor the Bike Rio program. This program success has led to its expansion to São Paulo and Porto Alegre in 2012, Pernambuco, Salvador, and Santiago (Chile) in 2013, and to Brasília and Belo Horizonte in 2014. We are the sole sponsors of bike-sharing systems in the world that count on nationwide programs. In 2017, we started to renew the project in Pernambuco, Porto Alegre, São Paulo, and Rio de Janeiro.

Employees and clients

In addition to efforts to promote public cycling mobility policies, we are committed to encouraging employees and clients to choose bikes as their mode of transport.

4	Regulation

4.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to December 2017, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and related dates:

•	February 2 – review of tax-accounting bookkeeping;
•	February 6, March 15, May 2, May 16 and September 29 – research, technical material and training;
•	March 2 – review of compliance with transfer pricing policies.
•	August 1 – issue of income tax settlement report.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	26

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval by the Audit Committee.

4.2) Brazilian Accounting Practices (BRGAAP)

We disclosed the complete financial statements in accordance with Brazilian accounting practices (BRGAAP) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

5	Information and Acknowledgments

The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM and of the Securities and Exchange Commission (SEC). Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (app), respectively.

We thank our employees for their determination and skills, which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors' Meeting of February 5, 2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	27

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2017	12/31/2016
Cash and deposits on demand	4	18,749	18,542
Central Bank compulsory deposits	5	98,837	85,700
Interbank deposits	6	29,053	22,692
Securities purchased under agreements to resell	6	244,707	265,051
Financial assets held for trading	7a	270,121	204,648
Pledged as collateral		30,585	12,950
Other		239,536	191,698
Financial assets designated at fair value through profit or loss	7b	1,746	1,191
Derivatives	8 e 9	22,843	24,231
Available-for-sale financial assets	10	102,284	88,277
Pledged as collateral		33,671	17,435
Other		68,613	70,842
Held-to-maturity financial assets	11	36,560	40,495
Pledged as collateral		974	11,778
Other		35,586	28,717
Loan operations and lease operations portfolio, net	12	465,472	463,394
Loan operations and lease operations portfolio		493,367	490,366
(-) Allowance for loan and lease losses		(27,895)	(26,972)
Other financial assets	20a	59,568	53,917
Investments in associates and joint ventures	13	5,171	5,073
Goodwill	3	10,716	9,675
Fixed assets, net	15	7,359	8,042
Intangible assets, net	16	8,667	7,381
Tax assets		41,927	44,274
Income tax and social contribution - current		2,336	2,703
Income tax and social contribution - deferred	27b	33,547	37,395
Other		6,044	4,176
Assets held for sale	36.7	736	631
Other assets	20a	10,453	10,027
Total assets		1,434,969	1,353,241

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	28

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2017	12/31/2016
Deposits	17	402,938	329,414
Securities sold under repurchase agreements	19a	312,634	349,164
Financial liabilities held for trading	18	465	519
Derivatives	8 and 9	26,746	24,698
Interbank market debt	19a	129,616	135,483
Institutional market debt	19b	98,482	96,239
Other financial liabilities	20b	77,613	71,832
Reserves for insurance and private pension	30c ll	181,232	154,076
Liabilities for capitalization plans		3,301	3,147
Provisions	32	19,736	20,909
Tax liabilities		7,839	5,836
Income tax and social contribution - current		3,175	1,741
Income tax and social contribution - deferred	27b II	441	643
Other		4,223	3,452
Other liabilities	20b	26,361	27,110
Total liabilities		1,286,963	1,218,427
Capital	21a	97,148	97,148
Treasury shares	21a	(2,743)	(1,882)
Additional paid-in capital	21c	1,930	1,785
Appropriated reserves	21d	12,499	3,443
Unappropriated reserves	21e	28,365	25,362
Cumulative other comprehensive income		(2,359)	(3,274)
Total stockholders’ equity attributed to the owners of the parent company		134,840	122,582
Non-controlling interests	21f	13,166	12,232
Total stockholders’ equity		148,006	134,814
Total liabilities and stockholders' equity		1,434,969	1,353,241

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	29

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2017	12/31/2016	12/31/2015
Banking product		111,050	118,661	92,011
Interest and similar income	23a	144,690	161,495	147,789
Interest and similar expense	23b	(78,325)	(95,126)	(75,064)
Dividend income		301	288	98
Net gain (loss) on investment securities and derivatives	23c	3,175	7,311	(11,862)
Foreign exchange results and exchange variations on transactions		(250)	5,513	(6,353)
Banking service fees	24	34,448	31,918	29,452
Income related to insurance, private pension and capitalization operations before claim and selling expenses		5,252	5,880	6,672
Income related to insurance and private pension	30b III	26,914	24,849	22,634
Reinsurance Premiums	30b III	(38)	(94)	(89)
Change in reserves for insurance and private pension		(22,177)	(19,490)	(16,460)
Revenue from capitalization plans		553	615	587
Other income	25	1,759	1,382	1,279
Losses on loans and claims		(18,240)	(22,122)	(21,335)
Expenses for allowance for loan and lease losses	12b	(20,746)	(24,379)	(24,517)
Recovery of loans written-off as loss		3,698	3,742	4,779
Expenses for claims		(1,224)	(1,555)	(1,611)
Recovery of claims under reinsurance		32	70	14
Banking product net of losses on loans and claims		92,810	96,539	70,676
Other operating income (expenses)		(60,599)	(58,347)	(52,411)
General and administrative expenses	26	(54,118)	(50,904)	(47,626)
Tax expenses		(7,029)	(7,971)	(5,405)
Share of profit or (loss) in associates and joint ventures	13	548	528	620
Income before income tax and social contribution	27	32,211	38,192	18,265
Current income tax and social contribution		(4,539)	(3,898)	(8,965)
Deferred income tax and social contribution		(3,404)	(10,712)	16,856
Net income		24,268	23,582	26,156
Net income attributable to owners of the parent company	28	23,903	23,263	25,740
Net income (loss) attributable to non-controlling interests	21f	365	319	416
Earnings per share - basic	28
Common		3.68	3.57	3.91
Preferred		3.68	3.57	3.91
Earnings per share - diluted	28
Common		3.65	3.54	3.89
Preferred		3.65	3.54	3.89
Weighted average number of shares outstanding - basic	28
Common		3,347,889,957	3,351,741,143	3,351,741,143
Preferred		3,156,020,074	3,171,215,661	3,228,881,081
Weighted average number of shares outstanding - diluted	28
Common		3,347,889,957	3,351,741,143	3,351,741,143
Preferred		3,197,763,868	3,216,235,372	3,270,734,307

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	30

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income Periods ended

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2017	12/31/2016	12/31/2015
Net income		24,268	23,582	26,156
Available-for-sale financial assets		765	2,040	(2,171)
Change in fair value		1,211	2,780	(6,518)
Income tax effect		(494)	(1,251)	2,659
(Gains) / losses transferred to income statement	23c	80	851	2,812
Income tax effect		(32)	(340)	(1,124)
Hedge		(571)	(697)	(1,739)
Cash flow hedge	9	(29)	(2,815)	1,148
Change in fair value		(86)	(5,041)	2,104
Income tax effect		57	2,226	(956)
Hedge of net investment in foreign operation	9	(542)	2,118	(2,887)
Change in fair value		(1,055)	3,760	(5,134)
Income tax effect		513	(1,642)	2,247
Remeasurements of liabilities for post-employment benefits (*)		(10)	(590)	(48)
Remeasurements	29	33	(1,048)	(68)
Income tax effect		(43)	458	20
Foreign exchange differences on foreign investments		731	(2,737)	3,099
Total comprehensive income		25,183	21,598	25,297
Comprehensive income attributable to non-controlling interests		365	319	416
Comprehensive income attributable to the owners of the parent company		24,818	21,279	24,881

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	31

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended December 31, 2017, 2016 and 2015

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income				Total	Total
									Cumulative		stockholders’	stockholders’
			Additional					Remeasurements of	translation	Gains and	equity – owners	equity – non-
		Treasury	paid-in	Appropriated	Unappropriated	Retained	Available	liabilities of post-	adjustments	losses –	of the parent	controlling
	Capital	shares	capital	reserves	reserves	earnings	for sale (1)	employment benefits	abroad	hedge(2)	company	interests	Total
Balance at 01/01/2015	75,000	(1,328)	1,508	8,210	16,301	-	(600)	(177)	1,723	(1,377)	99,260	1,357	100,617
Transactions with owners	10,148	(3,025)	225	(7,445)	-	(8,207)	-	-	-	-	(8,304)	34	(8,270)
Capital increase - Statutory Reserve	10,148	-	-	(10,148)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options - exercised options	-	(3,025)	101	-	-	-	-	-	-	-	(2,924)	-	(2,924)
Granting of stock options – exercised options	-	299	45	-	-	-	-	-	-	-	344	-	344
Acquisition of treasury shares (Note 21a)	-	(3,324)	-	-	-	-	-	-	-	-	(3,324)	-	(3,324)
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	124	-	-	-	-	-	-	-	124	-	124
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3a)	-	-	-	-	-	-	-	-	-	-	-	276	276
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	2,703	-	(8,207)	-	-	-	-	(5,504)	(242)	(5,746)
Dividends / Interest on capital paid in 2015 - Year 2014 - Special profit reserve	-	-	-	(2,936)	-	-	-	-	-	-	(2,936)	-	(2,936)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(639)	-	-	-	-	-	-	(639)	-	(639)
Other	-	-	-	-	(10)	-	-	-	-	-	(10)	-	(10)
Total comprehensive income	-	-	-	-	-	25,740	(2,171)	(48)	3,099	(1,739)	24,881	416	25,297
Net income	-	-	-	-	-	25,740	-	-	-	-	25,740	416	26,156
Other comprehensive income for the period	-	-	-	-	-	-	(2,171)	(48)	3,099	(1,739)	(859)	-	(859)
Appropriations:
Legal reserve	-	-	-	1,054	-	(1,054)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	11,823	4,656	(16,479)	-	-	-	-	-	-	-
Balance at 12/31/2015	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Change in the period	10,148	(3,025)	225	1,857	4,646	-	(2,171)	(48)	3,099	(1,739)	12,992	450	13,442
Balance at 01/01/2016	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Transactions with owners	12,000	2,471	52	(9,620)	-	(11,574)	-	-	-	-	(6,671)	10,106	3,435
Capital increase - Statutory Reserve	12,000	-	-	(12,000)	-	-	-	-	-	-	-	-	-
Treasury shares - granting of stock options	-	2,471	39	(2,670)	-	-	-	-	-	-	(160)	-	(160)
Granting of stock options – exercised options	-	748	(17)	-	-	-	-	-	-	-	731	-	731
Acquisition of treasury shares (Note 21a)	-	(947)	-	-	-	-	-	-	-	-	(947)	-	(947)
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	2,670	-	(2,670)	-	-	-	-	-	-	-	-	-
Granted options recognized	-	-	56	-	-	-	-	-	-	-	56	-	56
Share-based payment – variable compensation	-	-	13	-	-	-	-	-	-	-	13	-	13
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	10,199	10,199
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	5,050	-	(11,574)	-	-	-	-	(6,524)	(93)	(6,617)
Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve	-	-	-	(2,697)	-	-	-	-	-	-	(2,697)	-	(2,697)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(1,586)	-	-	-	-	-	-	(1,586)	-	(1,586)
Other	-	-	-	-	5	-	-	-	-	-	5	-	5
Total comprehensive income	-	-	-	-	-	23,263	2,040	(590)	(2,737)	(697)	21,279	319	21,598
Net income	-	-	-	-	-	23,263	-	-	-	-	23,263	319	23,582
Other comprehensive income for the period	-	-	-	-	-	-	2,040	(590)	(2,737)	(697)	(1,984)	-	(1,984)
Appropriations:
Legal reserve	-	-	-	943	-	(943)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	6,336	4,410	(10,746)	-	-	-	-	-	-	-
Balance at 12/31/2016	97,148	(1,882)	1,785	3,443	25,362	-	(731)	(815)	2,085	(3,813)	122,582	12,232	134,814
Change in the period	12,000	2,471	52	(6,624)	4,415	-	2,040	(590)	(2,737)	(697)	10,330	10,425	20,755
Balance at 01/01/2017	97,148	(1,882)	1,785	3,443	25,362	-	(731)	(815)	2,085	(3,813)	122,582	12,232	134,814
Transactions with owners	-	(861)	145	12,480	-	(19,201)	-	-	-	-	(7,437)	569	(6,868)
Treasury shares - granting of stock options	-	(861)	161	(1,178)	-	-	-	-	-	-	(1,878)	-	(1,878)
Granting of stock options – exercised options	-	1,050	64	-	-	-	-	-	-	-	1,114	-	1,114
Acquisition of treasury shares (Note 21a)	-	(3,089)	-	-	-	-	-	-	-	-	(3,089)	-	(3,089)
Cancellation of Shares – Meeting of the Board of Directors 12/15/2017	-	1,178	-	(1,178)	-	-	-	-	-	-	-	-	-
Granted options recognized	-	-	97	-	-	-	-	-	-	-	97	-	97
Share-based payment – variable compensation	-	-	(16)	-	-	-	-	-	-	-	(16)	-	(16)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	914	914
Dividends / interest on capital – Special profit reserve	-	-	-	13,658	-	(19,201)	-	-	-	-	(5,543)	(345)	(5,888)
Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve	-	-	-	(5,048)	-	-	-	-	-	-	(5,048)	-	(5,048)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(63)	-	-	-	-	-	-	(63)	-	(63)
Other	-	-	-	-	(12)	-	-	-	-	-	(12)	-	(12)
Total comprehensive income	-	-	-	-	-	23,903	765	(10)	731	(571)	24,818	365	25,183
Net income	-	-	-	-	-	23,903	-	-	-	-	23,903	365	24,268
Other comprehensive income for the period	-	-	-	-	-	-	765	(10)	731	(571)	915	-	915
Appropriations:
Legal reserve	-	-	-	1,055	-	(1,055)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	632	3,015	(3,647)	-	-	-	-	-	-	-
Balance at 12/31/2017	97,148	(2,743)	1,930	12,499	28,365	-	34	(825)	2,816	(4,384)	134,840	13,166	148,006
Change in the period	-	(861)	145	9,056	3,003	-	765	(10)	731	(571)	12,258	934	13,192

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	32

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		01/01 to	01/01 to	01/01 to
	Note	12/31/2017	12/31/2016	12/31/2015
Adjusted net income		83,366	97,507	56,881
Net income		24,268	23,582	26,156
Adjustments to net income:		59,098	73,925	30,725
Granted options recognized and share-based payment – variable compensation		81	69	180
Effects of changes in exchange rates on cash and cash equivalents		687	17,941	(9,681)
Expenses for allowance for loan and lease losses	12b	20,746	24,379	24,517
Interest and foreign exchange expense from operations with subordinated debt		4,714	942	15,409
Change in reserves for insurance and private pension		22,177	19,490	16,460
Revenue from capitalization plans		(553)	(615)	(587)
Depreciation and amortization	15 and 16	3,169	3,233	2,828
Interest expense from provision for contingent and legal liabilities		12,276	1,610	1,479
Provision for contingent and legal liabilities		685	4,246	3,948
Interest income related to escrow deposits		(344)	(383)	(285)
Deferred taxes (excluding hedge tax effects)	27b	5,101	4,172	(1,869)
Share of profit or (loss) in associates and joint ventures		(548)	(528)	(620)
(Gain) loss on available-for-sale securities	23c	80	851	2,812
Interest and foreign exchange income related to available-for-sale financial assets		(8,946)	(1,719)	(16,941)
Interest and foreign exchange income related to held-to-maturity financial assets		316	(185)	(6,821)
(Gain) loss on sale of assets held for sale	25 and 26	408	124	36
(Gain) loss on sale of investments	25 and 26	(218)	(69)	43
(Gain) loss on sale of fixed assets	25 and 26	(93)	(14)	11
Other		(640)	381	(194)
Change in assets and liabilities (*)		(74,724)	(67,196)	(91,340)
(Increase) decrease in assets		(98,134)	(30,405)	(149,459)
Interbank deposits		(4,040)	521	3,308
Securities purchased under agreements to resell		5,444	2,675	(88,250)
Compulsory deposits with the Central Bank of Brazil		(13,167)	(20,390)	(2,762)
Financial assets held for trading		(65,435)	(34,950)	(31,056)
Derivatives (assets / liabilities)		4,540	(4,047)	3,008
Financial assets designated at fair value through profit or loss		(555)	(655)	435
Loan operations		(11,786)	23,416	(28,103)
Other financial assets		3,352	881	2,476
Other tax assets		(2,545)	5,262	(15,037)
Other assets		(13,942)	(3,118)	6,522
(Decrease) increase in liabilities		23,410	(36,791)	58,119
Deposits		64,200	(18,136)	(16,696)
Deposits received under securities repurchase agreements		(36,623)	8,534	47,833
Financial liabilities held for trading		(54)	206	(434)
Funds from interbank markets		(7,428)	(27,017)	33,199
Other financial liabilities		3,009	1,915	(5,222)
Technical reserve for insurance and private pension		4,979	5,141	3,067
Liabilities for capitalization plans		707	718	621
Provisions		(2,761)	(2,993)	(2,005)
Tax liabilities		5,811	6,359	6,931
Other liabilities		(3,912)	(5,095)	(2,693)
Payment of income tax and social contribution		(4,518)	(6,423)	(6,482)
Net cash from (used in) operating activities		8,642	30,311	(34,459)
Interest on capital / dividends received from investments in associates and joint ventures		427	287	243
Cash received on sale of available-for-sale financial assets		18,707	18,760	12,214
Cash received from redemption of held-to-maturity financial assets		4,025	3,473	3,160
Cash upon sale of assets held for sale		201	336	123
Cash upon sale of investments in associates and joint ventures		223	69	(43)
Cash and cash equivalents, net assets and liabilities from Citibank acquisition		(245)	-	-
Cash and Cash equivalents, net of assets and liabilities arising from the merger with CorpBanca	3	-	5,869	-
Cash and cash equivalents, net of assets and liabilities from Recovery acquisition	3	-	(714)	-
Cash upon sale of fixed assets	15	204	109	104
Cash upon sale of intangible assets	16	26	10	69
Purchase of available-for-sale financial assets		(22,634)	(9,959)	(9,516)
Purchase of held-to-maturity financial assets		(406)	(1,363)	(4,090)
Purchase of investments in associates and joint ventures	13	(772)	(381)	-
Purchase of fixed assets	15	(943)	(991)	(1,466)
(Cash upon sale) Purchase of intangible assets	16	(2,651)	(1,076)	(1,158)
Net cash from (used in) investing activities		(3,838)	14,429	(361)
Funding from institutional markets		8,439	4,864	6,667
Redemptions in institutional markets		(13,573)	(18,198)	(5,242)
(Acquisition) / Disposal of interest of non-controlling stockholders		914	(1,013)	276
Granting of stock options – exercised options		1,114	731	344
Purchase of treasury shares		(3,089)	(947)	(3,324)
Dividends and interest on capital paid to non-controlling interests		(345)	(93)	(242)
Dividends and interest on capital paid		(10,382)	(7,673)	(7,008)
Net cash from (used in) financing activities		(16,922)	(22,329)	(8,529)
Net increase (decrease) in cash and cash equivalents	2.4c and 4	(12,118)	22,411	(43,350)
Cash and cash equivalents at the beginning of the period	4	96,119	91,649	125,318
Effects of changes in exchange rates on cash and cash equivalents		(687)	(17,941)	9,681
Cash and cash equivalents at the end of the period	4	83,314	96,119	91,649
Additional information on cash flow
Interest received		139,895	168,708	136,277
Interest paid		71,456	79,227	58,436
Non-cash transactions
Loans transferred to assets held for sale		-	-	-
Dividends and interest on capital declared and not yet paid		1,876	2,869	2,458

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	33

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of Reais)

	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015
Income	172,327	193,150	147,337
Interest, similar income and other	147,916	174,607	129,672
Banking services	34,448	31,918	29,452
Income related to insurance, private pension and capitalization operations before claim and selling expenses	5,252	5,880	6,672
Result of loan losses	(17,048)	(20,637)	(19,738)
Other	1,759	1,382	1,279
Expenses	(87,981)	(104,771)	(86,175)
Interest, similar income and other	(78,325)	(95,126)	(75,064)
Other	(9,656)	(9,645)	(11,111)
Inputs purchased from third parties	(17,876)	(15,910)	(14,652)
Materials, energy and others	(758)	(738)	(798)
Third party services	(4,161)	(4,340)	(4,044)
Other	(12,957)	(10,832)	(9,810)
Data processing and telecommunications	(4,152)	(3,966)	(4,052)
Advertising, promotions and publication	(1,167)	(1,036)	(1,095)
Installations	(1,256)	(1,161)	(1,022)
Transportation	(339)	(391)	(411)
Security	(723)	(716)	(675)
Travel expenses	(214)	(199)	(212)
Other	(5,106)	(3,363)	(2,343)
Gross added value	66,470	72,469	46,510
Depreciation and amortization	(3,034)	(2,994)	(2,598)
Net added value produced by the company	63,436	69,475	43,912
Added value received through transfer	548	528	620
Total added value to be distributed	63,984	70,003	44,532
Distribution of added value	63,984	70,003	44,532
Personnel	20,925	20,321	17,609
Compensation	16,362	16,512	13,891
Benefits	3,713	2,983	2,914
FGTS – government severance pay fund	850	826	804
Taxes, fees and contributions	17,323	24,620	(522)
Federal	15,810	23,410	(1,661)
State	2	35	16
Municipal	1,511	1,175	1,123
Return on third parties’ assets - Rent	1,468	1,480	1,289
Return on own assets	24,268	23,582	26,156
Dividends and interest on capital	19,201	11,574	8,207
Retained earnings (loss) for the period	4,702	11,689	17,533
Minority interest in retained earnings	365	319	416

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	34

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At December 31, 2017 and December 31, 2016 for balance sheet accounts and

From January 1 to December 31, 2017, 2016 and 2015 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments: (1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which mainly manages the financial results associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Executive Board on February 05, 2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	35

Note 2 – Significant accounting policies

2.1.	Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period, arising from operating, investing, and financing activities, and include highly-liquid investments (Note 2.4c).

The Cash flows of operating activities are calculated by the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended December 31, 2017

There were no new accounting pronouncements for the period ended December 31, 2017.

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – Financial Instruments – The pronouncement replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 is applicable to all financial assets and liabilities and will be retrospectively adopted on the date the standard becomes effective, on January 1st, 2018. The new rule is structured to contemplate the pillars:

(I)	Classification and measurement of financial assets: the classification of financial assets should depend on two criteria: the entity´s business model for managing its financial assets and the characteristics of the contractual cash flow of financial assets;

•	Business model: it is determined at a level that reflects how the groups of financial assets are jointly managed to achieve a specific commercial purpose and generate cash flows, not depending of the management’s intention regarding an individual instrument. Accordingly, it represents whether cash flows will result from contractual cash flows, sale of financial assets or both; and

•	Characteristics of contractual cash flow of financial assets: identification of asset cash flows what constitute only payment of principal and interest, by applying the SPPI (Solely Payment Principal and Interest) test.

(ll) Impairment: The new standard brings the concept of expected loss (including the use of prospective information) and classification in three phases. An asset will migrate from the phase of expected credit loss as the credit risk deteriorates. If, in a subsequent period, the quality of a financial asset improves or the significant increase in the previously identified credit risk is reverse, the financial asset may return to phase 1, unless it is a financial asset originated with credit recovery issues.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	36

•	Phase 1 – Credit losses expected for 12 months: represented possible default events within 12 months. Applicable to financial assets without significant increase in credit risk and no credit recovery issues in origination;

•	Phase 2 – Permanent credit losses expected over the life of the financial instrument: resulting from all possible default events. Applicable to financial assets with a significant increase in credit risk, but which were not originated with recovery issues.

•	Phase 3 – Permanent credit losses expected for assets with credit recovery problems: resulting from all possible default events. Applicable to financial assets considered with credit recovery issues due to the occurrence of one or more events that negatively affect the estimated future cash flows for this asset. Financial assets what are not originated with recovery issues, but that subsequently had recovery issues, differ from phase 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than the gross carrying amount.

(lll) Hedge accounting: The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis. ITAÚ UNIBANCO HOLDING will continue applying all requirements for hedge accounting set forth in IAS 39, as permitted by IFRS 9.

ITAÚ UNIBANCO HOLDING conducted simulations during the second half of 2017 for better understanding of the potential effect of the new accounting standard. The transition to IFRS 9 will cause, according to the best estimates, a reduction not higher than 3.00% in stockholder’s equity, net of tax effects.

The transition impacts are based on the best estimates on the reporting date and adjustments identified will be recognized in retained earnings on the transition date, directly affecting the stockholders’ equity.

The adoption of the new standard shall not bring regulatory or prudential impacts – including capital – on ITAÚ UNIBANCO HOLDING, since these limits are calculated based on Prudential Consolidated, which is prepared according to the standards and generally accepted accounting principles in Brazil applicable to institutions authorized to operate by BACEN.

•	IFRS 15 – Revenue from Contracts with Customers: The pronouncement replaces IAS 18 – Revenue and IAS 11– Construction Contracts, as well as respective interpretations (IFRICs 13, 15 and 18). It requires that the recognition of revenue reflect the transfer of goods or services to the client. This standard is effective for the years beginning January 1st, 2018 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

•	IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. This standard is effective for annual periods beginning on January 1st, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for assessment of insurance contracts:

•	General Model: applicable to all contracts, particularly the long-term contracts;

•	Premium Allocation Approach (PAA): applicable to contracts which term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; however, it can be used only when it produces results similar to those that would be obtained it the standard model was used;

•	Variable Fee Approach: approach specific for contracts with participation in the result of investments.

Insurance contracts should be recognized based on the analysis of four components:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	37

•	Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows;
•	Risk Adjustment: estimate of offset required by deviations that may occur between cash flows;
•	Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated in the beginning of the contract;
•	Discount: projected cash flows should be discounted at present value, to reflect the time value of money, at rates that reflect the characteristics of respective flows.

This standard is effective for annual periods beginning on January 1st, 2021. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	Amendment to IFRS 4 – Insurance Contracts – Joint application of IFRS 9: The amendment enables entities that are issuers of insurance contracts to mitigate possible impacts of the adoption of IFRS 9 – Financial Instruments before the effectiveness of IFRS 17 – Insurance Contracts, through two options:

•	Temporary exemption: adoption of IFRS 9 together with IFRS 17, i.e., as from January 2021. This option is applicable only to entities with significant insurance activities (over 80% of total liabilities) and that have not applied IFRS 9 in advance;

•	Overlay approach: adoption of IFRS 9, however, for assets reclassified to the category Fair Value through Profit or Loss, transferring the effects of the adoption of IFRS 9 from Income for the Period to Other Comprehensive Income until the effectiveness of IFRS 17.

Liabilities related to insurance contracts are not representative as compared to total liabilities of ITAÚ UNIBANCO HOLDING.

In 2018, ITAÚ UNIBANCO HOLDING will adopt IFRS 9 for all financial assets of insurance entities, and, therefore, will not use the aforementioned options.

•	Amendment to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures – The amendments refer to an inconsistency between IFRS 10 and IAS 28 requirements, when addressing the sale or contribution of assets between an investor and its associate or joint venture. The effective date has not been defined by IASB yet. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

2.3.	Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1 Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	38

a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in the cash flows received in relation to those expected from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4d X). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients.

Methodology and assumptions used by Management are detailed in Note 2.4d X. Allowance for loan losses is detailed in Note 12b.

b)	Deferred income tax and social contribution

As explained in Note 2.4k, deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

c)	Fair value of financial instruments, including derivatives

The fair value of Financial Instruments is measured recurrently, in conformity with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement. The fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment based on market information and conditions in place at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

The fair value of Financial Instruments, including Derivatives, as well as the fair value hierarchy, are presented in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long term of indexes. At the end of the monthly closings, the departments meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants, however, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	39

d)	Defined benefit pension plan

The current amount of pension plan obligations is obtained from actuarial calculations that use a set of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 32.

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.3.2	Critical judgments in accounting policies

a)	Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Semi-annually goodwill is submitted to the impairment test and, at December 31, 2017 and 2016, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	40

2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains control and are no longer consolidated as from the date such control is lost.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	41

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 12/31/2017 and 12/31/2016.

					Interest in voting		Interest in total
		Functional	Incorporation		capital at		capital at
		currency	country	Activity	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.(*)			Brazil	Insurance	99.99%	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreing
Itaú Corpbanca Colombia S.A.	(Note 3)	Colombian peso	Colombia	Financial institution	23.90%	23.67%	23.90%	23.67%
Banco Itaú (Suisse) SA		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 3)	Chilean peso	Chile	Financial institution	36.06%	35.71%	36.06%	35.71%

(*) New company name of Itaú BMG Seguradora S.A.

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all Financeira Itaú CBD S.A Crédito, Financiamento e Investimento (FIC) the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	42

II.	Business combinations

Accounting for business combinations under IFRS 3 is only applicable when a business is acquired. Under IFRS 3 – Business Combinations, a business is defined as an integrated set of activities and assets that is conducted and managed so to provide a return to investors, cost reduction or other economic benefits, and it should be recorded when a business is acquired. In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. There is goodwill in a set of activities and transferred assets, it is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4h. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21 – The Effects of Changes in Foreign Exchange Rates.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;

•	Income and expenses are translated at monthly average exchange rates;

•	Exchange differences arising from currency translation are recorded in other comprehensive income.

II.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	43

c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the Consolidated Balance Sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	Financial Assets and Liabilities

In accordance with IAS 39 - Financial instruments: Recognition and Measurement, Financial Assets and Liabilities, including derivative financial instruments, should be recognized in the Balance Sheet, and measured in accordance with the category in which the instrument was classified.

Financial assets and liabilities may be classified as follows:

Categories	Recognition and Measurement
• Financial assets and liabilities at fair value through profit or loss – held for trading • Financial assets and liabilities at fair value through profit or loss – designated at fair value

•     Initial and subsequently recognized at fair value;

•     Transaction costs are directly recognized in the Consolidated Statement of Income;

•     Gains and losses arising from changes in fair value are directly included in Net gain (loss) from investments in securities and derivatives.

• Available-for-sale financial assets (*)

•     Initial and subsequently recognized at fair value plus transaction costs;

•     Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income.

• Held-to-maturity financial assets (*) • Loans and receivables • Financial liabilities at amortized cost	• Initially recognized at fair value plus transaction costs; • Subsequently measured at amortized cost, using the effective interest rate method.

(*) Interest, including the amortization of premiums and discounts, is recognized in the Consolidated Statement of income under Interest and similar income.

The classification of financial assets and liabilities depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

Effective interest rate – when calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest and similar income and expense are recognized in the Consolidated Statement of Income, in Interest and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables and financial liabilities at amortized cost the following Balance Sheet headings:

Loans and receivables	Financial liabilities at amortized cost

•     Central Banks compulsory deposits (Note 2.4dl and Note 5);

•     Interbank deposits (Note 6);

•     Securities purchased under agreements to resell (Note 2.4dll and Note 6);

•     Loan operations (Note 2.4dVIII and Note 12); and

•     Other financial assets (Note 20a).

•     Deposits (Note 17);

•     Securities sold under repurchase agreements (Note 2.4dll and Note 19a);

•     Funds from interbank markets (Note 19a);

•     Funds from institutional markets (Note 19b);

•     Liabilities for capitalization plans; and

•     Other financial liabilities (Note 20b).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	44

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off in accordance with IAS 39 requirements.

Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial liabilities are derecognized when settled or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I – Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits.

II – Securities purchased under agreements to resell

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the Consolidated Financial Statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

lll -Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of trading transactions.

lV -Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates accounting mismatches in income or when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of debt instruments and embedded derivatives that should otherwise be separated.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	45

V- Derivatives

All derivatives are recorded as assets when the fair value is positive and as liabilities when the fair value is negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the Consolidated Statement of Income in Net gain (loss) on investment securities and derivatives.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	At the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge;

•	The hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship;

•	For a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss;

•	The effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured;

•	The hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	46

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

The hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income;

b)	The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the disposal of the investment in the foreign operation.

VI - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) on Investments in Securities and Derivatives – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the Consolidated Statement of Income as Dividend Income when it is probable that ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits.

VII- Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

Both impairment of held-to-maturity financial assets and reversal of this loss are recorded, when applicable, in the Consolidated statement of income.

VIII- Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	47

Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis.

These areas monitor the trends observed in allowance for loan losses by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

IX - Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the Consolidated statement of income under Interest and similar income.

X- Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	Default in principal or interest payment.

•	Financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios).

•	Breach of loan clauses or terms.

•	Entering into bankruptcy.

•	Loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	48

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, ITAÚ UNIBANCO HOLDING used methodologies are that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default).

To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	49

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio inside and outside Brazil;

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information);

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others;

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	50

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

e)	Investments in associates and joint ventures

I – Associates

In conformity with IAS 28 - Investments in Associates and Joint Ventures, associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

ITAÚ UNIBANCO HOLDING reviews the nature of its joint business to assess whether it has joint operations and joint ventures. Joint ventures are recognized by the equity method in conformity with the requirements of IFRS 11 – Joint Arrangements.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

f)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	51

Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period.

Expenses related to operating leases are recognized in the Consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

g)	Fixed assets

According to IAS 16 – Property, Plant and Equipment, fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the Consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses.

h)	Goodwill

In accordance with IFRS 3 – Business combinations, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment semi-annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36 – Impairment of assets, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	52

i)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the Consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

The breakdown of intangible assets is described in Note 16.

j)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

k)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and social contribution - current and tax liabilities – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carry forwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in Other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	53

Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

 (*) On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until december 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

l)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”).

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

These agreements may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the Consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	54

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the Consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. ITAÚ UNIBANCO HOLDING conducts the liability adequacy test under IFRS by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 30f.

m)	Capitalization plans

For regulatory purposes in Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

n)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred.

Additionally, ITAÚ UNIBANCO HOLDING also sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 – “Employee benefits”.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	55

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. The present value of defined benefit obligations is determined by discounting the estimated amount of future cash flows of benefit payments based on Brazilian government securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. They are recognized in the Consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arising from the non-adoption of the assumptions established in the latest evaluation, as compared to those effectively carried out or changes in such assumptions, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Other comprehensive income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	56

o)	Share-based payment

Share-based payment is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

p)	Financial guarantees

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the Consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the Consolidated statement of income under Banking service fees.

After issuance, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization, a provision will be recognized for such amount.

q)	Provisions, contingent assets and contingent liabilities

Provisions, contingent assets and contingent liabilities are assessed, recognized and disclosed in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events.

Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on Management’s best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.

•	Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	57

The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

r)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

s)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

t)	Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by stockholders at a Stockholders´ Meeting.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these Consolidated financial statements prepared under IFRS.

Dividends and interest on capital are presented in Note 21.

u)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 28.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	58

v)	Revenue from services

Services related to current accounts are offered to clients either in formal packages or individually, and their income is recognized when these services are provided.

Revenue from certain services, such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

w)	Segment information

Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	59

Note 3 – Business development

Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by CITIBANK in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 628.

The operation was structured in three phases:

i.	Acquisition of retail operations, cards and insurance brokerage on October 31, 2017;
ii.	Acquisition of securities brokerage on December 1st, 2017;
iii.	Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017.

The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 631.

Gestora de Inteligência de Crédito S.A.

On January 21, 2016, o ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was closed on June 14, 2017. Ownership interest acquired will be assessed under the Equity Method.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (ITAÚ BMG CONSIGNADO), corresponding to BMG’s total interest in ITAÚ BMG CONSIGNADO, for the amount of R$ 1,460, and now holds 100% of ITAÚ BMG CONSIGNADO.

ITAÚ UNIBANCO and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of ITAÚ BMG CONSIGNADO and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was closed on December 28, 2016.

Currently, Itaú Consignado S.A. (current corporate name of ITAÚ BMG CONSIGNADO) is controlled by ITAÚ UNIBANCO HOLDING.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (REDE), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (CONECTCAR) for the amount of R$ 170.

CONECTCAR, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	60

S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of CONECTCAR’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method (Note 2.4e II).

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to the total interest of the parties in RECOVERY, for R$ 735.

In the same transaction, ITAÚ UNIBANCO HOLDING agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570.

Established in 2000 in Argentina and present in Brazil since 2006, RECOVERY is a market leader in the management of overdue receivables portfolio. RECOVERY’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The difference between the amount paid and the net assets at fair value has given rise to the recognition of goodwill from expected future profitability.

Purchase price	735
(-) Fair value of assets and liabilities identified	(74)
(-) Intangible assets to be amortized	(20)
(=) Goodwill	641

On July 7, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59 and now holds 96% of RECOVERY ´s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca (CORPBANCA) and its controlling stockholders (CORP GROUP), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates.

CORPBANCA is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING’s internationalization process.

The merger was approved by the stockholders of CORPBANCA and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’s capital in the amount of R$ 2,309 concluded on March 22, 2016;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	61

ii.	Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for CORP GROUP.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING	33.58%
CORP GROUP	33.13%
Other non-controlling stockholders	33.29%

The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of ITAÚ CORPBANCA, on which CORP GROUP has the right of veto, the members of the board of directors appointed by CORP GROUP should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING due to its interest in ITAÚ CORPBANCA was R$ 10,517, based on the quotation of ITAÚ CORPBANCA’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,928. Additionally, a goodwill of R$ 692 was generated in Brazil due to the difference between the equity value of BIC and the equity value of ITAÚ CORPBANCA resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	62

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CORPBANCA

Assets	04/01/2016
Cash and deposits on demand	5,869
Interbank deposits	3,712
Securities purchased under agreements to resell	186
Financial assets held for trading	5,684
Derivatives	6,628
Available-for-sale financial assets	7,164
Held-to-maturity financial assets	236
Loan operations and lease operations portfolio, net	75,222
Other financial assets	3,018
Goodwill	888
Fixed assets, net	494
Intangible assets, net	2,603
Tax assets	1,413
Assets held for sale	2
Other assets	1,257
Total assets	114,376

Liabilities and stockholders' equity	04/01/2016
Deposits	68,387
Securities sold under repurchase agreements	4,052
Derivatives	5,749
Interbank market debt	6,429
Institucional market debt	17,025
Other financial liabilities	1,583
Provisions	140
Tax liabilities	1,341
Other liabilities	2,619
Total liabilities	107,325
Plan net assets	7,051
Non-controlling interests	1,515
Net assets assumed	5,536
Adjustment to fair value of net assets assumed	(1,946)
Net assets assumed at fair value	3,590

In the year after the acquisition, adjustments are made to the amounts presented to reflect any new information obtained on existing facts upon the operation closing, in conformity with IFRS 3 – Business Combinations.

Contingent liabilities have not been recorded due to the acquisition.

ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the capital of ITAÚ CORPBANCA:

•	On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288.1, then holding 35.71%; and

•	On September 15, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55.6, then holding 36.06%.

The possibility of these acquisitions were set forth in ITAÚ CORPBANCA’s shareholders agreement, entered into between ITAÚ UNIBANCO HOLDING and CORP GROUP and affiliated companies on April 1st, 2016.

MaxiPago Serviços de Internet Ltda.

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary REDE entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet Ltda. (MAXIPAGO), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that REDE became the holder of 43,510 common shares, representing 75% of total voting capital of MAXIPAGO.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	63

The difference between the amount paid and net assets at fair value in the recognition of goodwill due to expected future profitability.

Purchase price	15
(-) Fair value of identified assets and liabilities	(4)
(=) Goodwill	11

In the second semester of 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary REDE, increased the capital of MAXIPAGO by 21.98% and acquired additional interest ownership of 3.02%, for of R$ 2, and now holds 100% of MAXIPAGO’s capital stock.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	64

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

.	12/31/2017	12/31/2016
Cash and deposits on demand	18,749	18,542
Interbank deposits	15,327	13,358
Securities purchased under agreements to resell	49,238	64,219
Total	83,314	96,119

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 13,726 (R$ 9,334 at 12/31/2016) and R$ 195,469 (R$ 200,832 at 12/31/2016), respectively.

Note 5 - Central Bank compulsory deposits

	12/31/2017	12/31/2016
Non-interest bearing deposits	4,790	3,002
Interest-bearing deposits	94,047	82,698
Total	98,837	85,700

Note 6 - Interbank deposits and securities purchased under agreements to resell

	12/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
Interbank deposits (2)	28,039	1,014	29,053	21,503	1,189	22,692
Securities purchased under agreements to resell (1)	244,511	196	244,707	264,740	311	265,051
Total	272,550	1,210	273,760	286,243	1,500	287,743

(1) The amounts of R$ 3,664 (R$ 4,329 at 12/31/2016) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 185,305 (R$ 178,070 at 12/31/2016) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4d.

(2) Includes R$ 6,689 related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	65

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	12/31/2017			12/31/2016
		Accumulated gain /			Accumulated gain /
		(loss) reflected in			(loss) reflected in
	Cost	income	Fair value	Cost	income	Fair value
Investment funds	3,211	1	3,212	1,170	3	1,173
Brazilian government securities (1a)	230,189	378	230,567	159,602	422	160,024
Brazilian external debt bonds (1b)	3,148	62	3,210	5,275	50	5,325
Government securities – abroad (1c)	3,942	33	3,975	3,714	21	3,735
Argentina	1,446	20	1,466	634	17	651
Chile	50	1	51	126	1	127
Colombia	2,080	12	2,092	2,666	3	2,669
United States	100	-	100	78	-	78
Mexico	5	-	5	6	-	6
Paraguay	6	-	6	88	-	88
Uruguay	222	-	222	32	-	32
Other	33	-	33	84	-	84
Corporate securities (1d)	29,286	(129)	29,157	34,425	(34)	34,391
Shares	3,969	(206)	3,763	2,598	(107)	2,491
Bank deposit certificates	347	-	347	1,824	-	1,824
Securitized real estate loans	66	(1)	65	-	-	-
Debentures	3,181	77	3,258	3,129	61	3,190
Eurobonds and other	633	1	634	654	8	662
Financial credit bills	20,612	-	20,612	25,893	-	25,893
Promissory notes	391	-	391	-	-	-
Other	87	-	87	327	4	331
Total (2)	269,776	345	270,121	204,186	462	204,648

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 29,002 (R$ 7,696 at 12/31/2016), b) R$ 1,508 (R$ 4,045 at 12/31/2016), c) R$ 46 (R$ 1,183 at 12/31/2016) and d) R$ 28 (R$ 26 at 12/31/2016), totaling R$ 30,585 (R$ 12,950 at 12/31/2016);

(2) In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	66

The cost and fair value of financial assets held for trading by maturity are as follows:

	12/31/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	48,533	48,411	34,302	34,206
Non-stated maturity	2,671	4,703	3,356	3,206
Up to one year	45,862	43,708	30,946	31,000
Non-current	221,243	221,710	169,884	170,442
From one to five years	168,301	168,558	117,748	118,050
From five to ten years	44,025	44,246	42,135	42,284
After ten years	8,917	8,906	10,001	10,108
Total	269,776	270,121	204,186	204,648

Financial assets held for trading include assets with a fair value of R$ 169,178 (R$ 142,081 at 12/31/2016) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	12/31/2017
		Accumulated gain / (loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	1,670	76	1,746
Total	1,670	76	1,746

		12/31/2016
		Accumulated gain/(loss)
	Cost	reflected in income	Fair value
Brazilian external debt bonds	1,183	8	1,191
Total	1,183	8	1,191

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	12/31/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	1,006	1,041	1,183	1,191
Up to one year	1,006	1,041	1,183	1,191
Non-current	664	705	-	-
From one to five years	664	705	-	-
Total	1,670	1,746	1,183	1,191

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	67

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 18,284 (R$ 12,246 at 12/31/2016) and was basically comprised of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	68

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2017	12/31/2017	12/31/2017	12/31/2017
Futures contracts (*)	607,980	8	150	158
Purchase commitments	323,102	(4)	137	133
Commodities	187	-	-	-
Indices	109,501	(34)	(16)	(50)
Interbank market	166,833	30	-	30
Foreign currency	28,514	-	153	153
Securities	18,067	-	-	-
Commitments to sell	284,878	12	13	25
Commodities	168	-	-	-
Indices	128,147	67	11	78
Interbank market	118,186	(56)	-	(56)
Foreign currency	26,646	1	-	1
Fixed rate	505	-	2	2
Securities	11,218	-	-	-
Other	8	-	-	-
Swap contracts		(4,770)	268	(4,502)
Asset position	585,574	3,630	5,560	9,190
Indices	228,406	(1,132)	2,595	1,463
Interbank market	48,752	670	(72)	598
Foreign currency	10,145	693	245	938
Floating rate	44,400	(48)	1,135	1,087
Fixed rate	253,854	3,447	1,656	5,103
Securities	4	-	1	1
Other	13	-	-	-
Liability position	590,344	(8,400)	(5,292)	(13,692)
Indices	197,597	(432)	(4,141)	(4,573)
Interbank market	38,398	(293)	15	(278)
Foreign currency	19,289	(596)	(12)	(608)
Floating rate	42,690	(36)	(1,208)	(1,244)
Fixed rate	292,333	(7,043)	54	(6,989)
Other	37	-	-	-
Option contracts	1,847,829	452	92	544
Purchase commitments – long position	245,514	1,256	392	1,648
Commodities	367	11	18	29
Indices	178,839	295	(26)	269
Interbank market	26,484	37	11	48
Foreign currency	31,818	647	(201)	446
Fixed rate	20	3	-	3
Securities	7,902	254	570	824
Other	84	9	20	29
Commitments to sell – long position	736,856	1,457	232	1,689
Commodities	269	4	(1)	3
Indices	691,934	495	241	736
Interbank market	11,623	21	96	117
Foreign currency	24,134	679	(150)	529
Fixed rate	129	6	(5)	1
Securities	8,753	252	51	303
Other	14	-	-	-
Purchase commitments – short position	88,688	(1,008)	(229)	(1,237)
Commodities	278	(6)	(14)	(20)
Indices	30,554	(168)	22	(146)
Interbank market	23,574	(31)	31	-
Foreign currency	27,774	(719)	247	(472)
Fixed rate	77	(2)	-	(2)
Securities	6,347	(73)	(495)	(568)
Other	84	(9)	(20)	(29)
Commitments to sell – short position	776,771	(1,253)	(303)	(1,556)
Commodities	222	(8)	4	(4)
Indices	737,942	(505)	(249)	(754)
Interbank market	8,722	(18)	(86)	(104)
Foreign currency	23,833	(549)	104	(445)
Fixed rate	41	(1)	1	-
Securities	5,998	(172)	(77)	(249)
Other	13	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	69

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2017	12/31/2017	12/31/2017	12/31/2017
Forward operations (onshore)	9,954	639	-	639
Purchases receivable	1,654	1,861	-	1,861
Floating rate	499	499	-	499
Fixed rate	1,130	1,337	-	1,337
Securities	25	25	-	25
Purchases payable	-	(1,644)	-	(1,644)
Floating rate	-	(499)	-	(499)
Fixed rate	-	(1,145)	-	(1,145)
Sales receivable	737	5,049	1	5,050
Indices	31	31	-	31
Floating rate	-	1,873	-	1,873
Fixed rate	-	2,447	-	2,447
Securities	706	698	1	699
Sales deliverable	7,563	(4,627)	(1)	(4,628)
Interbank market	3,261	-	-	-
Floating rate	1,874	(1,873)	(1)	(1,874)
Fixed rate	2,428	(2,754)	-	(2,754)
Credit derivatives	10,110	(30)	109	79
Asset position	5,831	38	99	137
Indices	6	1	-	1
Foreign currency	3,588	15	28	43
Fixed rate	89	-	2	2
Securities	1,744	20	59	79
Other	404	2	10	12
Liability position	4,279	(68)	10	(58)
Indices	761	(7)	(1)	(8)
Foreign currency	2,582	(40)	9	(31)
Securities	765	(20)	4	(16)
Other	171	(1)	(2)	(3)
NDF - Non Deliverable Forward	252,628	(948)	153	(795)
Asset position	119,312	2,781	169	2,950
Commodities	81	6	1	7
Indices	1	-	-	-
Foreign currency	119,230	2,775	168	2,943
Liability position	133,316	(3,729)	(16)	(3,745)
Commodities	175	(14)	-	(14)
Indices	249	(6)	-	(6)
Foreign currency	132,880	(3,708)	(16)	(3,724)
Securities	12	(1)	-	(1)
Check of swap	955	(73)	19	(54)
Asset position - Foreign currency	514	-	68	68
Liability position - Interbank market	441	(73)	(49)	(122)
Other derivative financial instruments	4,225	90	(62)	28
Asset position	2,464	100	(8)	92
Foreign currency	126	-	2	2
Fixed rate	1,792	99	(18)	81
Securities	388	1	5	6
Other	158	-	3	3
Liability position	1,761	(10)	(54)	(64)
Foreign currency	35	(7)	5	(2)
Fixed rate	83	(1)	(2)	(3)
Securities	1,285	(2)	(47)	(49)
Other	358	-	(10)	(10)
	Asset	16,180	6,663	22,843
	Liability	(20,812)	(5,934)	(26,746)
	Total	(4,632)	729	(3,903)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2017
Futures contracts	187,771	152,660	87,819	179,730	607,980
Swaps contracts - difference payable	29,734	96,849	86,922	368,439	581,944
Options	418,679	290,491	457,164	681,495	1,847,829
Forwards (onshore)	6,997	1,933	1,024	-	9,954
Credit derivatives	-	510	1,230	8,370	10,110
NDF - Non Deliverable Forward	63,446	136,650	39,109	13,423	252,628
Check of swap	-	293	-	662	955
Other derivative financial instruments	-	474	851	2,900	4,225

(*) The book value of futures considers only the amount payable or receivable related to the last day of the quarter.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	70

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Futures contracts (*)	666,927	61	66	127
Purchase commitments	200,752	(237)	86	(151)
Commodities	147	-	-	-
Indices	47,295	(213)	3	(210)
Interbank market	109,649	1	-	1
Foreign currency	31,141	(25)	83	58
Securities	12,520	-	-	-
Commitments to sell	466,175	298	(20)	278
Commodities	284	-	-	-
Indices	169,930	306	(1)	305
Interbank market	213,991	(11)	1	(10)
Foreign currency	70,719	3	(22)	(19)
Fixed rate	941	-	2	2
Securities	10,275	-	-	-
Other	35	-	-	-
Swap contracts		(4,446)	1,767	(2,679)
Asset position	471,221	6,602	3,940	10,542
Commodities	5	-	-	-
Indices	196,505	794	456	1,250
Interbank market	47,210	1,897	7	1,904
Foreign currency	13,582	1,136	(1)	1,135
Floating rate	38,262	(21)	1,471	1,450
Fixed rate	175,609	2,795	2,007	4,802
Securities	12	-	-	-
Other	36	1	-	1
Liability position	475,667	(11,048)	(2,173)	(13,221)
Commodities	131	-	-	-
Indices	147,560	(2,729)	(2,115)	(4,844)
Interbank market	36,554	(328)	(68)	(396)
Foreign currency	21,156	(915)	17	(898)
Floating rate	36,438	(140)	(1,204)	(1,344)
Fixed rate	233,780	(6,926)	1,195	(5,731)
Securities	20	(10)	2	(8)
Other	28	-	-	-
Option contracts	583,527	(2,108)	2,348	240
Purchase commitments – long position	163,069	1,490	(625)	865
Commodities	404	16	1	17
Indices	99,978	111	(8)	103
Interbank market	1,247	1	20	21
Foreign currency	45,106	1,205	(835)	370
Fixed rate	11	-	-	-
Securities	16,254	150	187	337
Other	69	7	10	17
Commitments to sell – long position	142,234	1,713	2,214	3,927
Commodities	162	4	5	9
Indices	92,088	106	(9)	97
Interbank market	7,533	6	(2)	4
Foreign currency	33,078	1,348	2,101	3,449
Fixed rate	145	6	(3)	3
Securities	9,211	243	122	365
Other	17	-	-	-
Purchase commitments – short position	129,392	(2,674)	1,721	(953)
Commodities	239	(3)	(8)	(11)
Indices	83,283	(161)	29	(132)
Interbank market	95	-	-	-
Foreign currency	39,900	(2,447)	1,875	(572)
Fixed rate	94	(1)	-	(1)
Securities	5,599	(54)	(166)	(220)
Other	182	(8)	(9)	(17)
Commitments to sell – short position	148,832	(2,637)	(962)	(3,599)
Commodities	268	(17)	(3)	(20)
Indices	104,268	(137)	51	(86)
Interbank market	3,438	(10)	2	(8)
Foreign currency	34,132	(2,258)	(884)	(3,142)
Fixed rate	28	(1)	-	(1)
Securities	6,681	(214)	(128)	(342)
Other	17	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	71

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Forwards operations (onshore)	13,429	1,446	(5)	1,441
Purchases receivable	1,186	1,240	(5)	1,235
Floating rate	546	545	1	546
Fixed rate	395	450	-	450
Securities	245	245	(6)	239
Purchases payable	-	(971)	-	(971)
Floating rate	-	(545)	-	(545)
Fixed rate	-	(421)	-	(421)
Securities	-	(5)	-	(5)
Sales receivable	8,139	3,734	2	3,736
Interbank market	4,396	8	-	8
Floating rate	300	300	-	300
Fixed rate	2,250	2,257	-	2,257
Securities	1,193	1,169	2	1,171
Sales deliverable	4,104	(2,557)	(2)	(2,559)
Interbank market	4,104	-	(2)	(2)
Floating rate	-	(300)	-	(300)
Fixed rate	-	(2,257)	-	(2,257)
Credit derivatives	12,100	-	34	34
Asset position	5,306	190	(9)	181
Foreign currency	3,876	188	(56)	132
Fixed rate	114	-	2	2
Securities	1,161	2	41	43
Other	155	-	4	4
Liability position	6,794	(190)	43	(147)
Foreign currency	5,487	(189)	70	(119)
Fixed rate	33	(1)	-	(1)
Securities	974	-	(21)	(21)
Other	300	-	(6)	(6)
NDF - Non Deliverable Forward	250,775	472	162	634
Asset position	134,049	3,283	176	3,459
Commodities	206	18	1	19
Indices	148	9	-	9
Foreign currency	133,693	3,256	175	3,431
Securities	2	-	-	-
Liability position	116,726	(2,811)	(14)	(2,825)
Commodities	244	(27)	2	(25)
Indices	27	-	-	-
Foreign currency	116,437	(2,784)	(16)	(2,800)
Securities	18	-	-	-
Check of swap	1,493	(326)	61	(265)
Asset position - Foreign currency	923	18	70	88
Liability position - Interbank market	570	(344)	(9)	(353)
Other derivative financial instruments	4,217	45	(44)	1
Asset position	2,569	48	23	71
Foreign currency	148	(3)	8	5
Fixed rate	1,174	48	(5)	43
Securities	940	3	14	17
Other	307	-	6	6
Liability position	1,648	(3)	(67)	(70)
Commodities	2	-	-	-
Foreign currency	84	-	(32)	(32)
Fixed rate	81	(1)	(1)	(2)
Securities	1,317	(2)	(30)	(32)
Other	164	-	(4)	(4)
	Asset	18,379	5,852	24,231
	Liability	(23,235)	(1,463)	(24,698)
	Total	(4,856)	4,389	(467)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2016
Futures contracts	184,309	221,487	50,749	210,382	666,927
Swaps contracts - difference payable	17,588	67,405	50,000	329,626	464,619
Options	191,242	191,998	175,220	25,067	583,527
Forwards (onshore)	9,197	4,230	2	-	13,429
Credit derivatives	-	1,233	1,098	9,769	12,100
NDF - Non Deliverable Forward	63,764	124,695	42,700	19,616	250,775
Check of swap	-	180	913	400	1,493
Other derivative financial instruments	32	579	418	3,188	4,217

(*) The book value of futures considers only the amount payable or receivable related to the last day of the quarter.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	72

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2017
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Futures contracts - B3	158	0.7	153	11	(2)	(3)	38	(39)
Swaps – difference receivable	9,190	40.2	189	187	327	744	1,661	6,082
B3	1,161	5.1	63	26	39	109	95	829
Companies	2,834	12.4	66	40	95	245	400	1,988
Financial institutions	4,647	20.3	59	121	192	237	1,010	3,028
Individuals	548	2.4	1	-	1	153	156	237
Option premiums	3,337	14.6	430	440	353	955	865	294
B3	1,715	7.5	374	274	96	515	396	60
Companies	580	2.6	27	45	64	117	210	117
Financial institutions	1,039	4.5	29	121	192	321	259	117
Individuals	3	0.0	-	-	1	2	-	-
Forwards (onshore)	6,911	30.3	6,529	293	46	43	-	-
B3	755	3.3	386	281	46	42	-	-
Companies	6,156	27.0	6,143	12	-	1	-	-
Credit derivatives - financial Institutions	137	0.6	-	-	1	8	21	107
NDF - Non Deliverable Forward	2,950	12.9	677	717	624	610	166	156
B3	644	2.8	195	166	194	89	-	-
Companies	819	3.6	184	238	165	120	68	44
Financial institutions	1,485	6.5	298	313	264	400	98	112
Individuals	2	0.0	-	-	1	1	-	-
Check of swap - Companies	68	0.3	-	-	6	-	-	62
Other	92	0.4	-	-	-	3	5	84
Companies	11	0.0	-	-	-	2	3	6
Financial institutions	81	0.4	-	-	-	1	2	78
Total (*)	22,843	100.0	7,978	1,648	1,355	2,360	2,756	6,746
% per maturity term			34.9	7.2	5.9	10.3	12.1	29.6

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 13,341 refers to current and R$ 9,502 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	73

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2016
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Futures	127	0.5	85	51	13	(18)	(6)	2
B3	128	0.5	85	52	13	(18)	(6)	2
Financial institutions	(1)	0.0	-	(1)	-	-	-	-
Swaps – difference receivable	10,542	43.5	828	723	585	659	1,497	6,250
B3	1,417	5.8	178	156	218	58	206	601
Companies	4,585	18.9	322	354	227	390	764	2,528
Financial institutions	4,256	17.6	319	197	122	196	447	2,975
Individuals	284	1.2	9	16	18	15	80	146
Option premiums	4,792	19.7	354	582	759	1,540	1,397	160
B3	1,679	6.9	144	209	182	1,075	41	28
Companies	507	2.1	23	19	88	134	188	55
Financial institutions	2,603	10.7	187	354	488	329	1,168	77
Individuals	3	0.0	-	-	1	2	-	-
Forwards (onshore)	4,971	20.6	3,947	735	287	2	-	-
B3	1,418	5.9	427	703	286	2	-	-
Companies	2,783	11.5	2,750	32	1	-	-	-
Financial institutions	770	3.2	770	-	-	-	-	-
Credit derivatives - financial institutions	181	0.7	-	-	3	5	13	160
NDF - Non Deliverable Forward	3,459	14.3	601	1,252	444	579	245	338
B3	305	1.3	82	123	56	44	-	-
Companies	1,243	5.1	185	344	216	231	200	67
Financial institutions	1,908	7.9	333	783	172	304	45	271
Individuals	3	0.0	1	2	-	-	-	-
Check of swap - Companies	88	0.4	-	-	35	53	-	-
Other	71	0.3	-	-	1	6	13	51
Companies	29	0.1	-	-	-	5	8	16
Financial institutions	42	0.2	-	-	1	1	5	35
Total (*)	24,231	100.0	5,815	3,343	2,127	2,826	3,159	6,961
% per maturity term			24.0	13.8	8.8	11.7	13.0	28.7

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 14,111 refers to current and R$ 10,120 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	74

	12/31/2017
	Fair value	%	0 – 30 days	31 – 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Swaps – Difference payable	(13,692)	51.2	(65)	(202)	(451)	(1,711)	(3,747)	(7,516)
B3	(1,515)	5.7	(3)	(17)	(29)	(128)	(211)	(1,127)
Companies	(2,251)	8.4	(24)	(77)	(224)	(347)	(497)	(1,082)
Financial institutions	(5,585)	20.9	(30)	(97)	(184)	(203)	(1,270)	(3,801)
Individuals	(4,341)	16.2	(8)	(11)	(14)	(1,033)	(1,769)	(1,506)
Option premiums	(2,793)	10.4	(332)	(174)	(304)	(821)	(889)	(273)
B3	(1,286)	4.8	(279)	(49)	(102)	(412)	(429)	(15)
Companies	(672)	2.5	(25)	(44)	(99)	(140)	(247)	(117)
Financial institutions	(829)	3.1	(28)	(81)	(101)	(268)	(210)	(141)
Individuals	(6)	0.0	-	-	(2)	(1)	(3)	-
Forwards (onshore) - Companies	(6,272)	23.5	(6,272)	-	-	-	-	-
Credit derivatives - Financial institutions	(58)	0.2	-	-	(1)	(2)	(7)	(48)
NDF - Non Deliverable Forward	(3,745)	14.0	(927)	(735)	(547)	(785)	(225)	(526)
B3	(638)	2.4	(289)	(134)	(155)	(60)	-	-
Companies	(750)	2.8	(145)	(266)	(128)	(131)	(50)	(30)
Financial institutions	(2,356)	8.8	(493)	(335)	(263)	(594)	(175)	(496)
Individuals	(1)	0.0	-	-	(1)	-	-	-
Check of swap - Companies	(122)	0.5	-	-	(73)	-	-	(49)
Other - Companies	(64)	0.2	-	(2)	(2)	(6)	(9)	(45)
Total (*)	(26,746)	100.0	(7,596)	(1,113)	(1,378)	(3,325)	(4,877)	(8,457)
% per maturity term			28.4	4.2	5.2	12.4	18.2	31.6

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (13,412) refers to current and R$ (13,334) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	75

	12/31/2016
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Swaps – difference payable	(13,221)	53.4	(461)	(228)	(742)	(732)	(2,352)	(8,706)
B3	(1,614)	6.5	(304)	(75)	(124)	(97)	(125)	(889)
Companies	(2,531)	10.2	(67)	(32)	(90)	(248)	(573)	(1,521)
Financial institutions	(4,106)	16.6	(79)	(103)	(128)	(311)	(554)	(2,931)
Individuals	(4,970)	20.1	(11)	(18)	(400)	(76)	(1,100)	(3,365)
Option premiums	(4,552)	18.5	(837)	(659)	(516)	(713)	(1,116)	(711)
B3	(1,437)	5.8	(524)	(216)	(201)	(455)	(30)	(11)
Companies	(631)	2.6	(48)	(28)	(103)	(170)	(200)	(82)
Financial institutions	(2,463)	10.0	(265)	(414)	(208)	(81)	(882)	(613)
Individuals	(21)	0.1	-	(1)	(4)	(7)	(4)	(5)
Forwards (onshore)	(3,530)	14.3	(3,530)	-	-	-	-	-
B3	(6)	0.0	(6)	-	-	-	-	-
Companies	(2,754)	11.2	(2,754)	-	-	-	-	-
Financial institutions	(770)	3.1	(770)	-	-	-	-	-
Credit derivatives - Financial institutions	(147)	0.6	-	-	-	(2)	(10)	(135)
NDF - Non Deliverable Forward	(2,825)	11.5	(466)	(881)	(527)	(299)	(99)	(553)
B3	(259)	1.0	(102)	(76)	(41)	(40)	-	-
Companies	(648)	2.6	(166)	(158)	(124)	(129)	(37)	(34)
Financial institutions	(1,916)	7.9	(198)	(647)	(360)	(130)	(62)	(519)
Individuals	(2)	0.0	-	-	(2)	-	-	-
Check of swap - Companies	(353)	1.4	-	-	-	(214)	(139)	-
Other - Companies	(70)	0.3	-	(1)	(1)	(1)	(10)	(57)
Total (*)	(24,698)	100.0	(5,294)	(1,769)	(1,786)	(1,961)	(3,726)	(10,162)
% per maturity term			21.4	7.2	7.2	7.9	15.1	41.2

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (10,810) refers to current and R$ (13,888) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	76

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	12/31/2017
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	6,416	1,200	2,412	2,804	-
Total by instrument	6,416	1,200	2,412	2,804	-
By risk rating
Investment grade	1,416	449	347	620	-
Below investment grade	5,000	751	2,065	2,184	-
Total by risk	6,416	1,200	2,412	2,804	-
By reference entity
Brazilian government	3,597	406	1,671	1,520	-
Government – abroad	329	144	90	95	-
Private entities	2,490	650	651	1,189	-
Total by entity	6,416	1,200	2,412	2,804	-

	12/31/2016
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	8,094	1,989	3,487	2,585	33
Total by instrument	8,094	1,989	3,487	2,585	33
By risk rating
Investment grade	1,854	564	974	283	33
Below investment grade	6,240	1,425	2,513	2,302	-
Total by risk	8,094	1,989	3,487	2,585	33
By reference entity
Brazilian government	5,163	1,291	1,806	2,066	-
Government – abroad	529	81	413	35	-
Private entities	2,402	617	1,268	484	33
Total by entity	8,094	1,989	3,487	2,585	33

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	77

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	12/31/2017
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,416)	3,694	(2,722)
Total	(6,416)	3,694	(2,722)

	12/31/2016
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,094)	4,006	(4,088)
Total	(8,094)	4,006	(4,088)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	78

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2017
	Gross amount of recognized	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	financial assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	244,707	-	244,707	(575)	-	244,132
Derivatives	22,843	-	22,843	(3,138)	-	19,705

	12/31/2016
	Gross amount of recognized	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position(2)
	financial assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	265,051	-	265,051	(334)	-	264,717
Derivatives	24,231	-	24,231	(4,039)	(540)	19,652

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2017
	Gross amount of recognized	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position (2)
	financial liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	312,634	-	312,634	(14,489)	-	298,145
Derivatives	26,746	-	26,746	(3,138)	(452)	23,156

	12/31/2016
	Gross amount of recognized	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position(2)
	financial liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	349,164	-	349,164	(17,829)	-	331,335
Derivatives	24,698	-	24,698	(4,039)	-	20,659

(1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable;
(2)	Limited to amounts subject to enforceable master offset agreements and other such agreements;
(3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	79

Note 9 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations.

a)	Cash flow hedge

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at B3 and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Brazilian Reais and US Dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in US Dollars, issued by one of our subsidiaries, DDI Futures contracts and Dollar Purchase Options, traded on B3, related to highly probable forecast transactions denominated in US Dollars and NDF (Non Deliverable Forward) and currency swap, contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

Under a DI Futures contract, a net payment (receipt) is made for the difference between an amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under an interest rate swap, currency and futures Euro-Dollar, a net payment (receipt) is made for the difference between an amount computed multiplied by the LIBOR rate and an amount computed and multiplied by a fixed rate. In DDI Future contracts, NDF and Forwards, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and the contracted currency.

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of highly probable forecast transactions: to protect the payment cash flow of contractual agreements in foreign currency related to the volatility risk of foreign exchange rate;
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate;
•	Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*;
•	Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange;
•	Hedge of loan operations: variations in cash flows of interest receipts resulting from changes in the TPM* rate;
•	Hedge of asset-backed securities under repurchase agreements: changes in cash flows from interest received on changes in Selic (benchmark interest rate).

*UF – Chilean unit of account / TPM – Monetary policy rate

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

All hedge relationships were designated between 2008 and 2017. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid / received daily;
•	Hedge of highly probable forecast transactions: foreign exchange amount paid / received on future dates;
•	Hedge of Syndicated Loan: interest paid / received daily;
•	Hedge of asset transactions: interest paid / received monthly;
•	Hedge of assets denominated in UF: interest received monthly;
•	Hedge of funding: interest paid monthly;
•	Hedge of loan operations: interest received monthly;
•	Hedge of redeemable preferred shares: interest paid / received every monthly.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	80

Following we present gains (or losses) of the effective and ineffective of the strategies of cash flow hedge.

	12/31/2017		12/31/2016
Hedge instruments	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate futures	(2,127)	152	(2,051)	10
Foreign exchange option	(6)	-	-	-
Interest rate swap	(31)	7	(27)	(2)
Total	(2,164)	159	(2,078)	8

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING negotiated DDI Futures contracts and Dollar Purchase Options, traded on B3 and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market.

At 12/31/2017, the gain (loss) on cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (1,750) (R$ 130 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	81

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and Brazilian Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US Dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and 2017 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Following we present gains (or losses) of the effective and ineffective of the strategies of Hedge of net investment in foreign operations:

	12/31/2017		12/31/2016
Hedge instrument	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
DDI futures	(7,501)	(41)	(7,490)	(51)
Forward	623	38	683	(48)
NDF	1,411	9	2,312	(35)
Financial assets	(40)	(2)	43	2
Total	(5,507)	5	(4,452)	(132)

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	82

c) Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

To hedge the market risk variation in the receipt and payment of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to prefixed operations expressed in Chilean Unit of Account - CLF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London, and Colombia, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved.
•	To hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

•	The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated between 2012 and 2017, and maturities of related swaps will occur between 2018 and 2035. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of fair value hedge.

	12/31/2017		12/31/2016
Hedge instrument used	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate swap	105	(6)	(90)	(6)
Total	105	(6)	(90)	(6)

The effective and ineffective portion are recognized in the statement of income under net gain (loss) on investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	83

The tables below present, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the carrying amount of the hedged item:

	12/31/2017			12/31/2016
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value adjustments	Carrying value	Notional amount	Fair value adjustments	Carrying value
Hedge of deposits and repurchase agreements	62,667	(32)	62,667	83,068	(8)	83,580
Hedge of syndicated loan (Cash flow)	-	-	-	6,844	(46)	6,844
Hedge of highly probable forecast transactions	232	2	219	-	-	-
Hedge of net investment in foreign operations (*)	22,701	49	13,074	21,449	221	12,330
Hedge of loan operations (Market risk)	5,977	52	5,977	2,692	(91)	2,692
Hedge of loan operations (Cash flow)	1,124	14	1,124	1,121	15	1,121
Hedge of funding (Market risk)	12,157	(114)	12,157	8,659	9	8,659
Hedge of funding (Cash flow)	6,444	(16)	6,444	4,273	(22)	4,273
Hedge of syndicated loan (Market risk)	794	0	794	-	-	-
Hedge of assets transactions	23,919	2	23,490	24,168	312	26,495
Hedge of Asset-backed securities under repurchase agreements	31,855	11	31,099	2,546	24	2,524
Hedge of assets denominated in UF	15,227	(28)	15,227	13,147	(20)	13,147
Hedge of available-for-sale securities	482	34	482	472	(14)	472
Total	183,579	(26)	172,754	168,439	380	162,137

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	31,471	11,205	6,210	12,125	-	1,656	-	62,667
Hedge of highly probable forecast transactions	162	70	-	-	-	-	-	232
Hedge of net investment in foreign operations (*)	22,701	-	-	-	-	-	-	22,701
Hedge of loan operations (Market risk)	268	143	628	1,502	1,335	642	1,459	5,977
Hedge of loan operations (Cash flow)	-	-	27	157	75	865	-	1,124
Hedge of funding (Market risk)	2,399	3,669	799	218	348	2,099	2,625	12,157
Hedge of funding (Cash flow)	1,646	749	1,026	884	525	1,614	-	6,444
Hedge of syndicated loan (Market risk)	794	-	-	-	-	-	-	794
Hedge of assets transactions	16,726	5,940	-	1,253	-	-	-	23,919
Hedge of Asset-backed securities under repurchase agreements	251	25,209	3,956	1,349	-	1,090	-	31,855
Hedge of assets denominated in UF	12,352	2,822	-	53	-	-	-	15,227
Hedge of available-for-sale securities	-	-	223	-	-	259	-	482
Total	88,770	49,807	12,869	17,541	2,283	8,225	4,084	183,579

(*) Classified as current, since instruments are frequently renewed.

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	32,132	28,616	10,188	5,646	6,070	416	-	83,068
Hedge of syndicated loan (Cash flow)	6,844	-	-	-	-	-	-	6,844
Hedge of net investment in foreign operations (*)	21,449	-	-	-	-	-	-	21,449
Hedge of loan operations (Cash flow)	123	-	-	24	141	833	-	1,121
Hedge of assets transactions	4,627	13,719	4,890	-	932	-	-	24,168
Hedge of assets denominated in UF	8,940	2,598	1,558	-	51	-	-	13,147
Hedge of funding (Cash flow)	121	1,485	73	536	774	1,284	-	4,273
Hedge of Asset-backed securities under repurchase agreements	-	-	1,465	918	163	-	-	2,546
Hedge of loan operations (Market risk)	189	422	63	29	93	335	1,561	2,692
Hedge of available-for-sale securities	-	-	-	218	-	254	-	472
Hedge of funding (Market risk)	1,266	2,460	3,433	701	72	488	239	8,659
Total	75,691	49,300	21,670	8,072	8,296	3,610	1,800	168,439
(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	84

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	12/31/2017			12/31/2016
	Cost	Accumulated gain / (loss) reflected in other comprehensive income	Fair value	Cost	Accumulated gain / (loss) reflected in other comprehensive income	Fair value
Investment funds	301	-	301	42	-	42
Brazilian external debt bonds (1b)	12,480	310	12,790	14,465	(400)	14,065
Brazilian government securities (1a)	25,623	866	26,489	17,652	286	17,938
Government securities – abroad (1c)	24,508	(118)	24,390	14,488	(16)	14,472
Colombia	3,316	30	3,346	1,105	50	1,155
Chile	9,714	(4)	9,710	5,832	12	5,844
Korea	1,944	-	1,944	2,673	-	2,673
Denmark	1,951	-	1,951	819	-	819
Spain	2,936	-	2,936	923	-	923
United States	1,585	(18)	1,567	1,446	(19)	1,427
Netherlands	-	-	-	101	-	101
Mexico	559	(15)	544	-	-	-
Paraguay	1,915	(115)	1,800	1,167	(56)	1,111
Uruguay	588	4	592	413	(2)	411
Other	-	-	-	9	(1)	8
Corporate securities (1d)	38,657	(343)	38,314	42,176	(416)	41,760
Shares	1,713	630	2,343	1,020	365	1,385
Rural product note	2,858	(30)	2,828	1,477	(52)	1,425
Bank deposit certificates	803	-	803	2,639	2	2,641
Securitized real estate loans	1,743	19	1,762	2,150	(55)	2,095
Debentures	21,737	(991)	20,746	21,863	(693)	21,170
Eurobonds and others	5,551	25	5,576	7,671	44	7,715
Financial bills	619	-	619	2,822	(6)	2,816
Promissory notes	3,246	(2)	3,244	2,191	(18)	2,173
Other	387	6	393	343	(3)	340
Total (2)	101,569	715	102,284	88,823	(546)	88,277

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 14,877 (R$ 9,120 at 12/31/2016), b) R$ 11,892 (R$ 3,240 at 12/31/2016), c) R$ 37 and d) R$ 6,865 (R$ 5,075 at 12/31/2016), totaling R$ 33,671 (R$ 17,435 at 12/31/2016);

(2) In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	85

The cost and fair value of available-for-sale financial assets by maturity are as follows:

	12/31/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	25,519	26,107	23,516	23,636
Non-stated maturity	2,030	2,659	1,010	1,375
Up to one year	23,489	23,448	22,506	22,261
Non-current	76,050	76,177	65,307	64,641
From one to five years	44,780	44,722	39,149	38,969
From five to ten years	17,521	17,439	12,521	12,329
After ten years	13,749	14,016	13,637	13,343
Total	101,569	102,284	88,823	88,277

Note 11 - Held-to-maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	12/31/2017	12/31/2016
	Amortized cost	Amortized cost
Corporate securities	13,376	14,977
Brazilian external debt bonds (1)	9,073	12,042
Brazilian government securities	13,650	12,937
Government securities – abroad	461	539
Colombia	448	526
Uruguay	13	13
Total (2)	36,560	40,495

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were R$ 974 (R$ 11,778 at 12/31/2016).

(2) In the period, there was no reclassification of held-to-maturity financial assets to other categories of financial assets.

The interest income related to held-to-maturity financial assets was R$ 2,896 (R$ 3,788 from 01/01 to 12/31/2016 and R$ 3,758 from 01/01 to 12/31/2015).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of held-to-maturity financial assets by maturity is as follows:

	12/31/2017	12/31/2016
	Amortized cost	Amortized cost
Current	10,296	2,498
Up to one year	10,296	2,498
Non-current	26,264	37,997
From one to five years	9,437	19,376
From five to ten years	10,243	10,957
After ten years	6,584	7,664
Total	36,560	40,495
Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	86

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	12/31/2017	12/31/2016
Individuals	190,153	183,147
Credit card	66,650	59,022
Personal loan	25,193	25,813
Payroll loans	44,419	44,636
Vehicles	14,083	15,434
Mortgage loans	39,808	38,242
Corporate	107,617	121,754
Small and medium businesses	59,453	58,935
Foreign loans - Latin America	136,144	126,530
Total loan operations and lease operations	493,367	490,366

Allowance for loan and lease losses	(27,895)	(26,972)

Total loan operations and lease operations, net of allowance for loan and lease losses	465,472	463,394

By maturity	12/31/2017	12/31/2016
Overdue as from 1 day	17,622	16,843
Falling due up to 3 months	127,402	130,313
Falling due more than 3 months but less than 1 year	116,089	112,923
Falling due after 1 year	232,254	230,287
Total loan operations and lease operations	493,367	490,366

By concentration	12/31/2017	12/31/2016
Largest debtor	4,078	3,543
10 largest debtors	20,365	21,609
20 largest debtors	30,761	32,720
50 largest debtors	50,089	52,992
100 largest debtors	69,427	72,441

The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 1,725, R$ 2,017 e R$ 1,882 in interest and similar income as of 12/31/2017, 12/31/2016 and 12/31/2015 respectively, with the same impact on the allowance for loan and lease losses expenses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	87

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2016	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2017
Individuals	14,259	(12,538)	11,271	12,992
Credit card	3,693	(4,252)	4,028	3,469
Personal loans	7,756	(6,412)	5,500	6,844
Payroll loans	2,108	(1,357)	1,331	2,082
Vehicles	644	(476)	382	550
Mortgage loans	58	(41)	30	47
Corporate	5,862	(1,648)	2,744	6,958
Small and medium businesses	4,743	(4,168)	3,244	3,819
Foreign loans - Latin America	2,108	(1,469)	3,487	4,126
Total	26,972	(19,823)	20,746	27,895

Composition of the carrying amount by class of assets	Opening balance 12/31/2015	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2016
Individuals	14,717	(13,682)	13,224	14,259
Credit card	4,141	(4,905)	4,457	3,693
Personal loans	8,330	(6,745)	6,171	7,756
Payroll loans	1,319	(1,273)	2,062	2,108
Vehicles	874	(709)	479	644
Mortgage loans	53	(50)	55	58
Corporate	6,459	(4,985)	4,388	5,862
Small and medium businesses	4,809	(4,267)	4,201	4,743
Foreign loans - Latin America	859	(1,317)	2,566	2,108
Total	26,844	(24,251)	24,379	26,972

Composition of the carrying amount by class of assets	Opening balance 12/31/2014	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2015
Individuals	13,385	(11,235)	12,567	14,717
Credit card	3,740	(4,055)	4,456	4,141
Personal loans	7,024	(5,221)	6,527	8,330
Payroll loans	1,107	(622)	834	1,319
Vehicles	1,469	(1,294)	699	874
Mortgage loans	45	(43)	51	53
Corporate	3,114	(4,321)	7,666	6,459
Small and medium businesses	5,158	(3,981)	3,632	4,809
Foreign loans - Latin America	735	(528)	652	859
Total	22,392	(20,065)	24,517	26,844

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	12/31/2017	12/31/2016
Public sector	4	5
Industry and commerce	4,634	5,253
Services	6,835	5,237
Natural resources	824	872
Other sectors	629	19
Individuals	14,969	15,586
Total	27,895	26,972

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant or, in aggregate, for financial assets that are not individually significant (Note 2.4d X).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	88

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	12/31/2017						12/31/2016
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	14,615	6,509	93,002	449	107,617	6,958	14,138	5,351	107,616	511	121,754	5,862

II- Collectively evaluated

Individuals	9,842	6,091	180,311	6,901	190,153	12,992	10,763	6,756	172,384	7,503	183,147	14,259
Credit card	3,421	2,040	63,229	1,429	66,650	3,469	3,512	2,150	55,510	1,543	59,022	3,693
Personal loans	4,058	2,777	21,135	4,067	25,193	6,844	4,837	3,302	20,976	4,454	25,813	7,756
Payroll loans	1,470	973	42,949	1,109	44,419	2,082	1,431	954	43,205	1,154	44,636	2,108
Vehicles	476	278	13,607	272	14,083	550	591	326	14,843	318	15,434	644
Mortgage loans	417	23	39,391	24	39,808	47	392	24	37,850	34	38,242	58

Small and medium businesses	2,895	1,904	56,558	1,915	59,453	3,819	3,646	2,523	55,289	2,220	58,935	4,743

Foreign loans - Latin America	2,665	1,409	133,479	2,717	136,144	4,126	1,770	727	124,760	1,381	126,530	2,108

Total	30,017	15,913	463,350	11,982	493,367	27,895	30,317	15,357	460,049	11,615	490,366	26,972

(*) As detailed in Note 2.4d X, the majority of Large Companies’ credits with objective evidence of impairment are individually evaluated. Credits without objective evidence of impairment are collectively evaluated, in accordance with the characteristics of the operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	89

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	12/31/2017
	Minimum future	Future financial	Present
	payments	income	value
Current	3,292	(1,898)	1,394
Up to 1 year	3,292	(1,898)	1,394
Non-current	9,223	(2,859)	6,364
From 1 to 5 years	5,334	(2,803)	2,531
Over 5 years	3,889	(56)	3,833
Total	12,515	(4,757)	7,758

	12/31/2016
	Minimum future	Future financial	Present
	payments	income	value
Current	3,572	(1,636)	1,936
Up to 1 year	3,572	(1,636)	1,936
Non-current	9,726	(2,955)	6,771
From 1 to 5 years	5,741	(2,778)	2,963
Over 5 years	3,985	(177)	3,808
Total	13,298	(4,591)	8,707

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 317 (R$ 254 at 12/31/2016).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at December 31, 2017 and December 31, 2016:

	12/31/2017				12/31/2016
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book	Fair	Book	Fair	Book	Fair	Book	Fair
Nature of operation	value	value	value	value	value	value	value	value
Companies – working capital	2,651	2,651	2,570	2,570	2,768	2,768	2,768	2,768
Companies - loan (2)	-	-	4	4	-	-	8	8
Individuals - vehicles (2)	-	-	2	2	-	-	4	4
Individuals – mortgage loan	2,460	2,405	2,453	2,390	3,061	2,960	3,055	2,944
Total	5,111	5,056	5,029	4,966	5,829	5,728	5,835	5,724

(1)	Under Interbank Market Debt.
(2)	Assignment of operations that had already been written down to losses

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	90

Note 13 - Investments in associates and joint ventures

a)	The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest %
	at 12/31/2017		12/31/2017
				Other
			Stockholders’	Comprehensive			Equity in
	Total	Voting	Equity	Income	Net income	Investment	earnings	Market value (h)
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,744	39	795	2,783	327	3,571
BSF Holding S.A. (c)	49.00	49.00	2,097	1	233	1,610	109	-
IRB-Brasil Resseguros S.A. (a) (d) (e)	11.20	11.20	3,550	(19)	987	402	130	-
Other (f)	-	-	-	-	-	172	10	-
Joint Ventures - Other (g)	-	-	-	-	-	204	(28)	-
Total	-	-	-	-	-	5,171	548	-

	Interest %
	at 12/31/2016		12/31/2016						12/31/2015
				Other
			Stockholders’	comprehensive			Equity in		Equity in
	Total	Voting	equity	income	Net income	Investment	earnings	Market value (h)	earnings
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,251	26	293	2,587	241	2,644	289
BSF Holding S.A. (c)	49.00	49.00	2,067	(1)	396	1,687	194	-	219
IRB-Brasil Resseguros S.A. (a) (d) (e)	15.01	15.01	3,230	(17)	745	478	109	-	102
Other (f)	-	-	-	-	-	114	13	-	12
Joint Ventures - Other (g)	-	-	-	-	-	207	(29)	-	(2)
Total	-	-	-	-	-	5,073	528	-	620
(a)	For purpose of recording the participation in earnings, at 12/31/2017 the position at 11/30/2017 was used and at 12/31/2016 the position at 11/30/2016 was used, in accordance with IAS 27.
(b)	For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 746 at 12/31/2017 and R$ 762 at 12/31/2016 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.
(c)	In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 582 to goodwill on 12/31/2017.
(d)	Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.
(e)	Investments partially sold on 07/28/2017 and 08/28/2017.
(f)	At 12/31/2017, includes interest in total capital and voting capital of the following companies: Gestora de Inteligência de Crédito S.A (20% total and voting capital),Compañia Uruguaya de Medios de Procesamiento S.A. (35.83% total and voting capital and 39.58% on 12/31/2016), Rias Redbanc S.A. (25% total and voting capital and 25% on 12/31/2016), Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital on 12/31/2016) and Tecnologia Bancária S.A. (28,95% total capital and voting capital and 24.92% on 12/31/2016).
(g)	At 12/31/2017, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital and 50% on 12/31/2016); Conectcar Soluções de Mobilidade Eletronica S.A.(50% capital total e votante; 50% on 12/31/2016) and includes income not arising from profit subsidiaries.
(h)	Disclosed only for public companies.

At 12/31/2017, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main IRB-Brasil Resseguros S.A. in the amount of R$ 87 (R$ 104 at 12/31/2016 and R$ 73 at 12/31/2015), BSF Holding S.A in the amount of R$ 281 (R$ 62 at 12/31/2016 and R$ 58 at 12/31/2015) and Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 246 (R$ 222 at 12/31/2016 and R$ 240 at 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	91

b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	12/31/2017	12/31/2016	12/31/2015
Total Assets (*)	21,472	20,819	20,183
Total Liabilities (*)	11,081	11,272	11,477
Total Income (*)	12,388	14,868	22,083
Total Expenses (*)	(10,374)	(13,401)	(20,255)

 (*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 14,631 (R$ 14,313 at 12/31/2016 and 14,690 at 31/12/2015) related to assets, R$ 11,080 (R$ 11,083 at 12/31/2016 and R$ 11,477 em 31/12/2015) related to liabilities, R$ 11,340 (R$ 14,142 at 12/31/2016 and R$ 20,928 at 31/12/2015) related to income and of R$ (10.353) (R$ (13.397) at 12/31/2016 and R$ (20,254) em 31/12/2015) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 4 (R$ 26 at 12/31/2016).

The table below shows the total future minimum payments:

	12/31/2017	12/31/2016
Current	4	26
Up to 1 year	4	26
Non-current	-	-
From 1 to 5 years	-	-
Total future minimum payments	4	26
(-) Future interest	-	-
Present value	4	26

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and administrative expenses total R$ 1,134 from 01/01 to 12/31/2017 (R$ 1,145 from 01/01 to 12/31/2016 and R$ 1,102 from 01/01 to 12/31/2015).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	12/31/2017	12/31/2016
Current	1,113	1,336
Up to 1 year	1,113	1,336
Non-current	4,310	5,402
From 1 to 5 years	3,927	4,689
Over 5 years	383	713
Total future minimum payments	5,423	6,738

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	92

Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets (2)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed Assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114
Acquisitions	302	-	-	147	7	111	294	82	943
Disposal	-	(1)	(69)	(46)	(1)	(14)	(313)	(20)	(464)
Exchange variation	-	4	5	37	15	(12)	5	1	55
Transfers	(320)	-	86	122	26	-	86	-	-
Other	(2)	(6)	(14)	87	7	(138)	64	10	8
Balance at 12/31/2017	367	1,044	3,107	2,204	1,955	1,152	8,679	1,148	19,656

Depreciation
Balance at 12/31/2016	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)
Accumulated depreciation	-	-	(80)	(211)	(154)	(104)	(910)	(105)	(1,564)
Disposal	-	-	16	29	-	6	283	19	353
Exchange variation	-	-	-	(12)	10	28	(16)	(4)	6
Other	-	-	11	(67)	(21)	29	36	(8)	(20)
Balance at 12/31/2017	-	-	(1,893)	(1,375)	(1,151)	(715)	(6,411)	(752)	(12,297)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2017	367	1,044	1,214	829	804	437	2,268	396	7,359
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 181 achievable by 2019 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 3 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	93

		Real estate in use (2)		Other fixed assets (2)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350
Acquisitions	341	57	70	137	47	309	246	223	1,430
Disposal	-	(4)	(13)	(56)	(15)	(8)	(449)	(6)	(551)
Exchange variation	(2)	(15)	(11)	(22)	(3)	(67)	151	3	34
Transfers	(738)	-	27	125	-	1	515	4	(66)
Other	(6)	1	-	-	71	(5)	(137)	(7)	(83)
Balance at 12/31/2016	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114

Depreciation
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)
Accumulated depreciation	-	-	(80)	(245)	(142)	(102)	(1,038)	(95)	(1,702)
Disposal	-	-	11	53	6	5	377	4	456
Exchange variation	-	-	(8)	8	9	(1)	(101)	(8)	(101)
Other	-	-	1	-	(18)	3	96	2	84
Balance at 12/31/2016	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)

Impairment
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2016	387	1,047	1,259	743	915	531	2,739	421	8,042
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 48 achievable by 2017 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 4 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	94

		Real estate in use (2)		Other fixed assets (2)
								Other
	Fixed assets							(communication,
	under					Furniture and		security and
Fixed assets (1)	construction	Land	Buildings	Improvements	Installations	equipment	EDP systems (3)	transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2014	2,277	1,011	2,220	1,468	1,116	916	7,419	773	17,200
Acquisitions	198	-	6	139	75	141	824	83	1,466
Disposal	-	(6)	(13)	(112)	182	(68)	(533)	(5)	(555)
Exchange variation	-	3	35	81	6	8	6	6	145
Transfers	(1,681)	-	777	63	422	-	419	-	-
Other	(2)	-	1	34	-	(22)	82	1	94
Balance at 12/31/2015	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350

Depreciation
Balance at 12/31/2014	-	-	(1,695)	(754)	(519)	(504)	(4,538)	(479)	(8,489)
Accumulated depreciation	-	-	(74)	(257)	(129)	(93)	(1,057)	(78)	(1,688)
Disposal	-	-	9	109	(183)	13	489	3	440
Exchange variation	-	-	(6)	(27)	(2)	1	(7)	(3)	(44)
Other	-	-	2	(1)	(8)	4	(25)	-	(28)
Balance at 12/31/2015	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)

Impairment
Balance at 12/31/2014	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2015	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2015	792	1,008	1,262	743	960	396	3,079	301	8,541
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 59, achievable by 2016 (Note 36 - Off balance sheet).
(2)	Includes the amount of R$ 4 related to attached real estate.
(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	95

Note 16 - Intangible assets

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services (4)	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237
Acquisitions	345	18	1,206	350	388	2,307
Terminated agreements/ write off	(329)	(16)	-	(1)	(22)	(368)
Exchange variation	-	25	(77)	-	685	633
Other (4)	(2)	677	(398)	479	(604)	152
Balance at 12/31/2017	1,060	2,452	4,571	4,353	1,525	13,961

Amortization (2)
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)
Amortization expense	(215)	(273)	(495)	(446)	(176)	(1,605)
Terminated agreements/ write off	310	16	-	(6)	22	342
Exchange variation	-	(17)	79	-	(134)	(72)
Other (4)	(11)	3	119	(283)	58	(114)
Balance at 12/31/2017	(471)	(647)	(1,998)	(1,267)	(514)	(4,897)

Impairment (3)
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)
Additions / assumptions	-	-	-	(14)	-	(14)
Write off	19	-	-	6	-	25
Balance at 12/31/2017	-	-	(54)	(343)	-	(397)

Book value
Balance at 12/31/2017	589	1,805	2,519	2,743	1,011	8,667
(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 984 achievable by 2020 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4i.
(4)	Reclassifications were made in the balances at December 31, 2017 aiming at permitting the proper presentation of operation balances, in accordance with their respective accounting natures.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	96

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047
Acquisitions	342	719	1,293	215	277	2,846
Terminated agreements / write off	(308)	(73)	(3)	(1)	-	(385)
Exchange variation	-	(12)	120	-	(130)	(22)
Other	7	(295)	68	-	(29)	(249)
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237

Amortization (2)
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)
Amortization expense	(261)	(263)	(429)	(280)	(298)	(1,531)
Terminated agreements / write off	306	67	1	-	-	374
Exchange variation	-	84	(107)	-	110	87
Other	-	66	24	-	246	336
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)

Impairment (3)
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)
Additions / assumptions	(1)	-	(57)	(317)	-	(375)
Reversals	-	2	3	-	-	5
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)

Book value
Balance at 12/31/2016	472	1,372	2,085	2,658	794	7,381
(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 262 achievable by 2017 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4i.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	97

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2014	1,067	1,582	1,965	2,836	791	8,241
Acquisitions	109	39	410	489	15	1,062
Terminated agreements / write off	(169)	(195)	(134)	(14)	(4)	(516)
Exchange variation	-	-	109	-	185	294
Other	(2)	(17)	12	-	(27)	(34)
Balance at 12/31/2015	1,005	1,409	2,362	3,311	960	9,047

Amortization (2)
Balance at 12/31/2014	(556)	(337)	(918)	(113)	(149)	(2,073)
Amortization expense	(213)	(144)	(358)	(138)	(287)	(1,140)
Terminated agreements / write off	169	144	134	-	-	447
Exchange variation	-	-	(51)	-	(150)	(201)
Other	-	7	3	(1)	244	253
Balance at 12/31/2015	(600)	(330)	(1,190)	(252)	(342)	(2,714)

Impairment (3)
Balance at 12/31/2014	(18)	(2)	-	(14)	-	(34)
Additions / assumptions	-	-	-	(4)	-	(4)
Reversals	-	-	-	-	-	-
Balance at 12/31/2015	(18)	(2)	-	(18)	-	(38)

Book value
Balance at 12/31/2015	387	1,077	1,172	3,041	618	6,295
(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 281 achievable by 2016 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4i.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	98

Note 17 - Deposits

The table below shows the breakdown of deposits:

	12/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total

Interest-bearing deposits	204,363	129,599	333,962	187,882	80,399	268,281
Time deposits	82,718	129,082	211,800	75,913	80,361	156,274
Interbank deposits	1,665	517	2,182	3,719	38	3,757
Savings deposits	119,980	-	119,980	108,250	-	108,250
Non-interest bearing deposits	68,976	-	68,976	61,133	-	61,133
Demand deposits	68,973	-	68,973	61,133	-	61,133
Others Deposits	3	-	3	-	-	-
Total	273,339	129,599	402,938	249,015	80,399	329,414

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	12/31/2017	12/31/2016
Structured notes
Shares	58	49
Debt securities	407	470
Total	465	519

The effect of the changes in credit risk of these instruments is not significant at 12/31/2017 and 12/31/2016.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	12/31/2017	12/31/2016
	Cost / Fair value	Cost / Fair value
Current - up to one year	55	134
Non-current	410	385
From one to five years	319	295
From five to ten years	50	52
After ten years	41	38
Total	465	519

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	99

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	12/31/2017			12/31/2016
		Non-			Non-
	Current	current	Total	Current	current	Total
Securities sold under repurchase agreements	240,808	71,826	312,634	234,569	114,595	349,164
Transactions backed by own financial assets (*)	93,955	71,826	165,781	101,400	114,595	215,995
Transactions backed by third party financial assets	146,853	-	146,853	133,169	-	133,169
Interbank market debt	73,414	56,202	129,616	75,352	60,131	135,483
Real estate credit bills	14,046	4,479	18,525	12,830	6,349	19,179
Agribusiness credit bills	7,562	7,539	15,101	9,158	6,284	15,442
Financial credit bills	13,234	14,457	27,691	5,976	13,590	19,566
Import and export financing	30,548	8,541	39,089	38,123	7,510	45,633
On-lending - domestic	7,991	16,190	24,181	9,205	20,623	29,828
Liabilities from transactions related to credit assignments (Note 12d)	33	4,996	5,029	60	5,775	5,835

(*) It includes R$ 58,837 (R$ 132,149 at 12/31/2016) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements(*)	40% of CDI to 16.93%	1.60% to 4.93%
Real estate credit bills	81% to 100% of CDI	-
Financial credit bills	IGPM to 113% of CDI	-
Agribusiness credit bills	77% to 100% of CDI	-
Import and export financing	1.4% to 6.0%	0.79% to 11%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.78% to 13.17%	-

(*)	Note 2.4d presents the operations comprising Deposits received under securities repurchased agreements.Final repurchase dates are set until December 2034.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	12/31/2017			12/31/2016
		Non-			Non-
	Current	current	Total	Current	current	Total
Subordinated debt (1)	12,500	40,196	52,696	11,056	46,364	57,420
Foreign borrowing through securities	11,764	29,636	41,400	5,947	27,636	33,583
Structured Operations Certificates (2)	1,762	2,624	4,386	2,050	3,186	5,236
Total	26,026	72,456	98,482	19,053	77,186	96,239

(1) At 12/31/2017, the amount of R$ 42,687 (R$ 51,875 at 12/31/2016) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at December 31, 2017, the market value of the funding from Structured Operations Certificates issued is R$ 4,605.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 1.1% to IGPM + 7.60%	3.8% to 10.79%
Foreign borrowing through securities	0.89% to 12.73%	1.4% to 27.54%
Structured Operations Certificates	IPCA to 16.54%	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	100

Note 20 - Other assets and liabilities

a)	Other assets

	12/31/2017			12/31/2016
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial (1)	46,718	12,850	59,568	41,648	12,269	53,917
Receivables from credit card issuers	32,073	-	32,073	26,124	-	26,124
Insurance and reinsurance operations	1,224	10	1,234	1,306	14	1,320
Deposits in guarantee for contingent liabilities (Note 32)	1,520	11,892	13,412	2,118	11,144	13,262
Deposits in guarantee for foreign borrowing program	639	-	639	893	-	893
Negotiation and intermediation of securities	6,202	18	6,220	6,770	-	6,770
Receivables from reimbursement of contingent liabilities (Note 32c)	244	821	1,065	258	870	1,128
Receivables from services provided	2,842	1	2,843	2,510	-	2,510
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	1	105	106	7	234	241
Operations without credit granting characteristics	1,973	3	1,976	1,662	7	1,669
Non-financial	8,633	1,820	10,453	7,804	2,223	10,027
Prepaid expenses	2,432	643	3,075	2,101	687	2,788
Retirement plan assets (Notes 29c and d)	-	1,067	1,067	-	1,113	1,113
Sundry domestic	2,642	-	2,642	1,634	32	1,666
Premiums from loan operations	240	77	317	531	319	850
Sundry foreign	1,847	29	1,876	1,776	65	1,841
Other	1,472	4	1,476	1,762	7	1,769

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	12/31/2017			12/31/2016
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial	77,598	15	77,613	71,798	34	71,832
Credit card operations	71,892	-	71,892	58,920	-	58,920
Foreign exchange portfolio	197	-	197	620	-	620
Negotiation and intermediation of securities	4,606	15	4,621	10,538	-	10,538
Finance leases (Note 14a)	4	-	4	26	-	26
Funds from consortia participants	102	-	102	84	-	84
Other	797	-	797	1,610	34	1,644
Non-financial	24,381	1,980	26,361	25,968	1,142	27,110
Collection and payment of taxes and contributions	325	-	325	297	-	297
Sundry creditors - domestic	2,009	143	2,152	2,488	117	2,605
Funds in transit	8,800	989	9,789	10,214	190	10,404
Provision for sundry payments	1,721	135	1,856	2,007	203	2,210
Social and statutory	4,931	137	5,068	5,541	35	5,576
Related to insurance operations	167	-	167	224	-	224
Liabilities for official agreements and rendering of payment services	985	-	985	864	-	864
Provision for retirement plan benefits (Note 29c and e)	197	525	722	201	548	749
Personnel provision	1,496	51	1,547	1,352	49	1,401
Provision for health insurance	842	-	842	742	-	742
Provision for Citibank integration expenditures	504	-	504	-	-	-
Deferred income	2,326	-	2,326	1,975	-	1,975
Other	78	-	78	63	-	63

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	101

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000, by capitalizing of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank of Brazil on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

At the Meeting of the Board of Directors held on December 15, 2017, the cancellation of 31,793,105 common shares of own issue and held in treasury was approved, with no change in capital, upon capitation of the amounts recorded in Revenue Reserves – Statutory Reserve.

As a result of this last cancellation, capital is represented by 6,550,514,438 book-entry shares with no par value, of which 3,319,951,112 are common and 3,230,563,326 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eight per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital amounts to R$ 97,148 (R$ 97,148 at December 31, 2016), of which R$ 65,482 (R$ 65,534 at December 31, 2016) refers to stockholders domiciled in the country and R$ 31,666 (R$ 31,614 at December 31, 2016) refers to stockholders domiciled abroad. The consequent statutory change in the number of shares will be resolved in the next Annual Stockholders’ Meeting.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	102

	12/31/2017
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
(-) Cancellation of Shares – Meeting of the Board of Directors December 15, 2017	(31,793,105)	-	(31,793,105)
Shares of capital stock at 12/31/2017	3,319,951,112	3,230,563,326	6,550,514,438
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Purchase of shares	46,214,237	37,982,900	84,197,137	(3,089)
Exercised options – granting of stock options	-	(28,008,923)	(28,008,923)	728
Disposals – stock option plan	-	(8,118,725)	(8,118,725)	322
(-) Cancellation of Shares – Meeting of the Board of Directors December 15, 2017	(31,793,105)	-	(31,793,105)	1,178
Treasury shares at 12/31/2017 (1)	14,424,206	71,459,714	85,883,920	(2,743)
Outstanding shares at 12/31/2017	3,305,526,906	3,159,103,612	6,464,630,518
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007

	12/31/2016
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	304,704,019	293,687,575	598,391,594
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353)
Purchase of shares	-	30,640,000	30,640,000	(947)
Exercised options - granting of stock options	-	(19,931,626)	(19,931,626)	315
Disposals – stock option plan	-	(8,293,957)	(8,293,957)	433
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	279	4,627,395	4,627,674	-
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted to reflect the bonuses of 09/23/2016.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 12/31/2017
Cost / market value	Common	Preferred
Minimum	37.06	33.48
Weighted average	37.06	36.25
Maximum	37.06	38.56
Treasury shares
Average cost	37.05	30.90
Market value at 12/31/2017	37.69	42.58

	01/01 to 12/31/2016
Cost / market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	30.13
Maximum	-	36.05
Treasury shares
Average cost	6.59	27.04
Market value at 12/31/2016	30.00	33.85

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	103

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	12/31/2017	12/31/2016	12/31/2015
Statutory net income	21,108	18,853	21,084
Adjustments:
(-) Legal reserve	(1,055)	(943)	(1,054)
Dividend calculation basis	20,053	17,910	20,030
Mandatory dividend	5,013	4,478	5,007
Dividends and Interest on Capital Paid / Provided for / Identified	17,558	10,000	7,305

Stockholders' compensation

	12/31/2017
	Gross	WHT	Net
Paid / prepaid	3,666	(389)	3,277
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2017	1,074	-	1,074
Interest on capital - R$ 0.3990 per share paid on 08/25/2017	2,592	(389)	2,203

Provided for (Recorded in Other Liabilities)	1,877	(140)	1,737
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2018	98	-	98
Dividends provision - R$ 0.1304 per share	843	-	843
Interest on capital - R$ 0.1445 per share, credited on 12/28/2017, paid by 04/30/2018	936	(140)	796

Identified in Revenue Reserve In Stockholders’ Equity - R$ 2.1126 per share	13,658	(1,114)	12,544
Total from 01/01 to 12/31/2017	19,201	(1,643)	17,558

	12/31/2016
	Gross	WHT	Net
Paid / prepaid	3,355	(355)	3,000
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2016	987	-	987
Interest on capital - R$ 0.3990 per share paid on 08/25/2016	2,368	(355)	2,013

Declared until 12/31/2016 (Recorded in Other Liabilities)	3,169	(461)	2,708
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2017	98	-	98
Interest on capital - R$ 0.4714 per share, credited on 12/30/2016, paid by 04/28/2017	3,071	(461)	2,610

Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.7754 per share	5,050	(758)	4,292
Total from 01/01 to 12/31/2016	11,574	(1,574)	10,000

	12/31/2015
	Gross	WHT	Net
Paid / prepaid	3,002	(311)	2,691
Dividends - 11 monthly installments of R$ 0.015 per share paid from February to December 2015	932	-	932
Interest on capital - R$ 0.3460 per share paid on 08/25/2015	2,070	(311)	1,759

Declared until 12/31/2015 (recorded in other liabilities)	2,502	(186)	2,316
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/04/2016	89	-	89
Interest on capital - R$ 0.1980 per share	1,173	-	1,173
Interest on capital - R$ 0.2090 per share, credited on 12/30/2015, paid on 04/30/2016	1,240	(186)	1,054

Identified in Revenue Reserve In Stockholders’ Equity - R$ 0.4564 per share	2,703	(405)	2,298
Total from 01/01 to 12/31/2015	8,207	(902)	7,305

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	104

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	12/31/2017	12/31/2016	12/31/2015
Capital reserves (1)	285	285	285
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Revenue reserves	12,214	3,158	9,782
Legal (2)	8,893	7,838	6,895
Statutory	588	1,132	9,461
Dividends equalization (3)	499	337	3,355
Working capital increase (4)	-	-	1,655
Increase in capital of investees (5)	89	795	4,451
Corporate reorganizations (Note 2.4 a III)	(10,925)	(10,862)	(9,277)
Unrealized profits (6)	13,658	5,050	2,703
Total reserves at parent company	12,499	3,443	10,067
(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances on dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to Interest on capital provided for up to December 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

f)	Non-controlling interests

	Stockholders’ equity		Net Income
			01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Itaú CorpBanca (Note 3)	11,255	10,117	219	119
Itaú Corpbanca Colombia S.A. (Note 3)	1,198	1,231	(41)	22
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	327	519	92	119
Banco Itaú Consignado S.A.	-	-	-	(20)
Luizacred S.A. Soc. De Crédito, Financiamento e Investimento	294	275	69	51
Others	92	90	26	28
Total	13,166	12,232	365	319

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	105

Note 22 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 12/31/2017, the accounting effect of the share-based payment in income was R$ (536) (R$ (591) from 01/01 to 12/31/2016 and R$ (734) from 01/01 to 12/31/2015).

I –	Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	106

Summary of changes in the plan

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(1,204,728)	41.11
Exercised	(20,485,872)	35.58	42.06
Balance at 12/31/2017	16,342,906	37.81
Options exercisable at the end of the period	16,342,906	37.81
Options outstanding but not exercisable	-	-
Range of exercise prices
Granting 2010-2011		21.71 - 41.31
Granting 2012		30.45
Weighted average of the remaining contractual life (in years)	1.28

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(127,798)	35.91
Exercised	(12,381,844)	26.92	35.15
Balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Range of exercise prices
Granting 2009-2010		25.66 - 41.69
Granting 2011-2012		30.45 - 40.72
Weighted average of the remaining contractual life (in years)	2.63

(*) Refers to non-exercise based on the beneficiary’s decision.

		Weighted average	Weighted average
	Quantity	exercise price	market value
Opening balance 12/31/2014	60,678,323	29.48
Options exercisable at the end of the period	31,759,519	29.23
Options outstanding but not exercisable	28,918,804	29.75
Options:
Granted	-	-
Canceled / Forfeited (*)	(9,968,681)	36.44
Exercised	(166,494)	22.11	31.24
Balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Range of exercise prices
Granting 2008-2009		23.95 - 36.62
Granting 2010-2012		21.71 - 38.90
Weighted average of the remaining contractual life (in years)	2.60

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	107

ll –	Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variations. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulations.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 12/31/2017 (R$ 19.45 per share at 12/31/2016 and R$ 26.56 per share at 12/31/2015).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(931,658)
Exercised	(7,523,051)
Balance at 12/31/2017	34,049,627
Weighted average of remaining contractual life (years)	2.46

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,392,845
Cancelled	(370,039)
Exercised	(10,226,782)
Balance at 12/31/2016	35,462,379
Weighted average of remaining contractual life (years)	2.73

Quantity
Balance at 12/31/2014	29,407,871
New granted	11,442,795
Cancelled	(889,690)
Exercised	(6,294,621)
Balance at 12/31/2015	33,666,355
Weighted average of remaining contractual life (years)	2.02

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	108

III-	Variable compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.23 per share at 12/31/2017 (R$ 21.96 per share at 12/31/2016 and R$ 28.40 per share at 12/31/2015).

Change in variable compensation in shares	2017
Quantity
Opening balance 12/31/2016	24,539,406
New	8,556,882
Delivered	(12,048,631)
Cancelled	(227,675)
Balance at 12/31/2017	20,819,982

Change in variable compensation in shares	2016
Quantity
Opening balance 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,136,079)
Cancelled	(72,550)
Balance at 12/31/2016	24,539,406

Change in variable compensation in shares	2015
Quantity
Opening balance 12/31/2014	17,492,005
New	13,792,517
Delivered	(8,306,134)
Cancelled	(652,815)
Balance at 12/31/2015	22,325,573

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	109

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a)	Interest and similar income

	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015
Central Bank compulsory deposits	7,201	6,920	5,748
Interbank deposits	744	677	1,628
Securities purchased under agreements to resell	25,712	34,162	27,572
Financial assets held for trading	22,944	23,669	19,826
Available-for-sale financial assets	8,886	11,160	8,979
Held-to-maturity financial assets	2,896	3,788	3,758
Loan and lease operations	75,584	80,118	79,392
Other financial assets	723	1,001	886
Total	144,690	161,495	147,789

b)	Interest and similar expense

	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015
Deposits	(13,340)	(14,701)	(13,587)
Securities sold under repurchase agreements	(33,082)	(45,932)	(32,879)
Interbank market debt	(10,059)	(8,348)	(7,970)
Institutional market debt	(6,852)	(8,248)	(8,030)
Financial expense from technical reserves for insurance and private pension	(14,918)	(17,790)	(12,556)
Other	(74)	(107)	(42)
Total	(78,325)	(95,126)	(75,064)

c)	Net gain (loss) on investment securities and derivatives

	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015
Financial assets held for trading	1,358	2,514	(1,625)
Derivatives (*)	2,029	7,320	(6,071)
Financial assets designated at fair value through profit or loss	181	49	51
Available-for-sale financial assets	(80)	(1,685)	(4,345)
Held-to-Maturity Financial Assets (Permanent Loss)	(276)	(740)	-
Finacial liabilities held for trading	(37)	(147)	128
Total	3,175	7,311	(11,862)

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2017, ITAÚ UNIBANCO HOLDING recognized impairment expenses of R$ 1,063 (R$ 1,882 from 01/01 to 12/31/2016 and R$ 1,533 from 01/01 to 12/31/2015), with on Available-for-sale securities in the amount R$ 788 (R$ 1,142 from 01/01 to 12/31/2016) and Held-to-Maturity Financial Assets in the amount of R$ 276 (R$ 740 from 01/01 to 12/31/2016). Total loss, net of reversals, amounted to R$ 982 (R$ 1,522 of loss at 12/31/2016) and was recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	110

Note 24 - Banking service fees

	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015
Current account services	10,355	9,528	8,815
Asset management fees	4,141	3,514	2,932
Collection commissions	1,378	1,315	1,250
Fees from credit card services	14,036	13,330	12,722
Fees for guarantees issued and credit lines	1,783	1,773	1,609
Brokerage commission	606	295	248
Other	2,149	2,163	1,876
Total	34,448	31,918	29,452

Note 25 - Other income

	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures	398	233	97
Recovery of expenses	254	331	210
Reversal of provisions	201	156	455
Program for Cash or Installment Payment of Federal Taxes	-	13	65
Other	906	649	452
Total	1,759	1,382	1,279

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	111

Note 26 - General and administrative expenses

	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015
Personnel expenses	(23,276)	(22,360)	(19,573)
Compensation	(9,234)	(8,752)	(7,982)
Payroll taxes	(2,832)	(2,567)	(2,540)
Welfare benefits	(3,374)	(3,070)	(2,472)
Retirement plans and post-employment benefits (Note 29)	(107)	279	(240)
Defined benefit	(92)	(81)	(78)
Defined contribution	(15)	360	(162)
Stock option plan (Note 22d)	(234)	(306)	(214)
Training	(232)	(192)	(202)
Employee profit sharing	(3,836)	(3,610)	(3,387)
Dismissals	(457)	(571)	(351)
Provision for labor claims (Note 32)	(2,970)	(3,571)	(2,185)
Administrative expenses	(16,289)	(15,959)	(15,112)
Data processing and telecommunications	(4,152)	(3,966)	(4,052)
Third party services	(4,161)	(4,340)	(4,044)
Installations	(1,256)	(1,161)	(1,022)
Advertising, promotions and publications	(1,167)	(1,036)	(1,095)
Rent	(1,468)	(1,480)	(1,289)
Transportation	(339)	(391)	(411)
Materials	(350)	(313)	(380)
Financial services	(833)	(731)	(614)
Security	(723)	(716)	(675)
Utilities	(408)	(425)	(418)
Travel	(214)	(199)	(212)
Other	(1,218)	(1,201)	(900)
Depreciation	(1,564)	(1,702)	(1,688)
Amortization	(1,470)	(1,292)	(910)
Insurance acquisition expenses	(310)	(721)	(1,138)
Other expenses	(11,209)	(8,870)	(9,205)
Expenses related to credit cards	(3,753)	(3,165)	(3,415)
Losses with third party frauds	(596)	(571)	(468)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(495)	(274)	(187)
Provision for civil lawsuits (Note 32)	(1,519)	(1,489)	(2,069)
Provision for tax and social security lawsuits	(670)	(915)	(1,361)
Refund of interbank costs	(288)	(294)	(262)
Provision for Citibank integration expenditures	(504)	-	-
Other	(3,384)	(2,162)	(1,443)
Total	(54,118)	(50,904)	(47,626)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	112

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

Demonstration of Income tax and social contribution expense calculation:

	01/01 to	01/01 to	01/01 to
Due on operations for the period	12/31/2017	12/31/2016	12/31/2015
Income before income tax and social contribution	32,211	38,192	18,265
Charges (income tax and social contribution) at the rates in effect (Note 2.4 k)	(14,495)	(17,187)	(7,611)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	169	165	176
Foreign exchange variation on investiments abroad	397	(4,313)	8,329
Interest on capital	3,873	3,617	2,585
Corporate reorganizations (Note 2.4 a III)	628	628	631
Dividends and interest on external debt bonds	420	365	271
Other nondeductible expenses net of non taxable income (*)	4,469	12,827	(13,346)
Income tax and social contribution expenses	(4,539)	(3,898)	(8,965)
Related to temporary differences
Increase (reversal) for the period	(3,474)	(10,774)	13,006
Increase (reversal) of prior periods	70	62	(71)
Increase in the social contribution tax rate (Note 27b III)	-	-	3,921
(Expenses)/Income related to deferred taxes	(3,404)	(10,712)	16,856
Total income tax and social contribution expenses	(7,943)	(14,610)	7,891

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	113

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

		Realization /
	12/31/2016	reversal	Increase	12/31/2017
Reflected in income	47,883	(16,199)	14,496	46,180
Allowance for loan and lease losses	26,975	(9,453)	6,457	23,979
Related to income tax and social contribution tax carryforwards	6,928	(197)	794	7,525
Provision for contingent liabilities	5,707	(2,733)	2,223	5,197
Civil lawsuits	1,955	(576)	595	1,974
Labor claims	2,168	(1,233)	1,265	2,200
Tax and social security	1,582	(924)	362	1,020
Other	2	-	1	3
Goodwill on purchase of investments	165	(758)	734	141
Legal liabilities – tax and social security	387	(557)	658	488
Adjustments of operations carried out on the futures settlement market	485	(239)	31	277
Adjustment to market value of financial assets held for trading and derivatives	145	(145)	380	380
Provision related to health insurance operations	300	-	41	341
Other	6,791	(2,117)	3,178	7,852
Reflected in stockholders’ equity	2,994	(1,126)	141	2,009
Corporate reorganizations (Note 2.4 a III)	1,256	(628)	-	628
Adjustment to market value of available-for-sale securities	642	(498)	-	144
Cash flow hedge	843	-	140	983
Other	253	-	1	254
Total (1)(2)	50,877	(17,325)	14,637	48,189

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 33,547 and R$ 441.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

		Realization /
	12/31/2015	reversal	Increase	12/31/2016
Reflected in income	48,911	(16,508)	15,480	47,883
Allowance for loan and lease losses	25,572	(6,337)	7,740	26,975
Related to income tax and social contribution tax carryforwards	6,655	(288)	561	6,928
Provision for contingent liabilities	5,385	(1,784)	2,106	5,707
Civil lawsuits	2,149	(701)	507	1,955
Labor claims	1,812	(1,010)	1,366	2,168
Tax and social security	1,420	(71)	233	1,582
Other	4	(2)	-	2
Goodwill on purchase of investments	511	(346)	-	165
Legal liabilities – tax and social security	508	(200)	79	387
Adjustments of operations carried out in futures settlement market	1,253	(797)	29	485
Adjustment to market value of financial assets held for trading and derivatives	4,951	(4,951)	145	145
Provision related to health insurance operations	322	(22)	-	300
Other	3,754	(1,783)	4,820	6,791
Reflected in stockholders’ equity	4,253	(1,970)	711	2,994
Corporate reorganizations (Note 2.4 a III)	1,883	(627)	-	1,256
Adjustment to market value of available-for-sale securities	1,980	(1,338)	-	642
Cash flow hedge	137	-	706	843
Other	253	(5)	5	253
Total (*)	53,164	(18,478)	16,191	50,877

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	114

II- The provision for deferred tax and contributions and respective changes are as follows:

		Realization /
	12/31/2016	reversal	Increase	12/31/2017
Reflected in income	13,507	(8,716)	9,690	14,481
Depreciation in excess – finance lease	936	(323)	-	613
Adjustment of escrow deposits and contingent liabilities	1,193	(179)	266	1,280
Pension plans	233	-	71	304
Adjustments of operations carried out on the futures settlement market	1,095	-	326	1,421
Adjustment to market value of financial assets held for trading and derivatives	7,293	(7,293)	7,592	7,592
Taxation of results abroad – capital gains	1,502	-	382	1,884
Other	1,255	(921)	1,053	1,387
Reflected in stockholders’ equity accounts	618	(132)	116	602
Adjustment to market value of available-for-sale securities	486	(85)	13	414
Cash flow hedge	63	-	103	166
Provision for pension plan benefits	35	(25)	-	10
Other	34	(22)	-	12
Total (*)	14,125	(8,848)	9,806	15,083

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 33,547 and R$ 441.

		Realization /
	12/31/2015	reversal	Increase	12/31/2016
Reflected in income	4,277	(2,283)	11,513	13,507
Depreciation in excess – finance lease	1,487	(551)	-	936
Adjustment of escrow deposits and contingent liabilities	1,130	(168)	231	1,193
Pension plans	336	(143)	40	233
Adjustments of operations carried out on the futures settlement market	51	(100)	1,144	1,095
Adjustment to market value of financial assets held for trading and derivatives	198	(198)	7,293	7,293
Taxation of results abroad – capital gains	286	-	1,216	1,502
Other	789	(1,123)	1,589	1,255
Reflected in stockholders’ equity accounts	1,804	(1,639)	453	618
Adjustment to market value of available-for-sale securities	53	-	433	486
Cash flow hedge	1,313	(1,250)	-	63
Provision for pension plan benefits	424	(389)	-	35
Other	14	-	20	34
Total (*)	6,081	(3,922)	11,966	14,125

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

III	- The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 12/31/2017, are:

	Deferred tax assets
			Tax loss / social						Net
	Temporary		contribution loss				Deferred tax		deferred
	Differences	%	Carryforwards	%	Total	%	liabilities	%	taxes	%
2018	22,219	55%	3,248	43%	25,467	53%	(3,132)	21%	22,335	67%
2019	9,824	24%	162	2%	9,986	20%	(4,654)	31%	5,332	16%
2020	1,983	5%	768	10%	2,751	6%	(2,020)	14%	731	2%
2021	1,286	3%	725	10%	2,011	4%	(1,787)	11%	224	1%
2022	832	2%	918	12%	1,750	4%	(825)	5%	925	3%
After 2022	4,520	11%	1,704	23%	6,224	13%	(2,665)	18%	3,559	11%
Total	40,664	100%	7,525	100%	48,189	100%	(15,083)	100%	33,106	100%
Present value (*)	37,701		6,682		44,383		(13,427)		30,956

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that the trends for the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. There are no unrecorded deferred tax assets at 12/31/2017 and 12/31/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	115

Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2017	12/31/2016	12/31/2015
Net income	23,903	23,263	25,740
Minimum non-cumulative dividend on preferred shares in accordance with our by laws	(69)	(70)	(71)
Subtotal	23,834	23,193	25,669
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(74)	(73)	(74)
Subtotal	23,760	23,120	25,595
Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	12,230	11,880	13,036
To preferred equity owners	11,530	11,240	12,559
Total net income available to common equity owners	12,304	11,953	13,110
Total net income available to preferred equity owners	11,599	11,310	12,630
Weighted average number of shares outstanding (Note 21a)
Common shares	3,347,889,957	3,351,741,143	3,351,741,143
Preferred shares	3,156,020,074	3,171,215,661	3,228,881,081
Earnings per share - basic – R$
Common shares	3.68	3.57	3.91
Preferred shares	3.68	3.57	3.91

Net income attributable to owners of the parent company – diluted earnings per	01/01 to	01/01 to	01/01 to
share	12/31/2017	12/31/2016	12/31/2015
Total net income available to preferred equity owners	11,599	11,310	12,630
Dividend on preferred shares after dilution effects	79	82	83
Net income available to preferred equity owners considering preferred shares after the dilution effect	11,678	11,392	12,713
Total net income available to ordinary equity owners	12,304	11,953	13,110
Dividend on preferred shares after dilution effects	(79)	(82)	(83)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	12,225	11,871	13,027
Adjusted weighted average of shares (Note 21a)
Common shares	3,347,889,957	3,351,741,143	3,351,741,143
Preferred shares	3,197,763,868	3,216,235,372	3,270,734,307
Preferred shares	3,156,020,074	3,171,215,661	3,228,881,081
Incremental shares from stock options granted under our share-based payment	41,743,794	45,019,711	41,853,226
Earnings per share - diluted – R$
Common shares	3.65	3.54	3.89
Preferred shares	3.65	3.54	3.89

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 357,433 preferred shares at 12/31/2017, 6,901,686 preferred shares at 12/31/2016 and 4,805,473 preferred shares at 12/31/2015.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	116

Note 29 – Post-employment benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit			Defined contribution (*)			Other benefits			Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
Cost of current service	(69)	(62)	(68)	-	-	-	-	-	-	(69)	(62)	(68)
Net interest	(15)	(13)	(6)	76	239	219	(22)	(19)	(17)	39	207	196
Contribution	-	-	-	(91)	121	(381)	-	-	-	(91)	121	(381)
Benefits paid	-	-	-	-	-	-	14	13	13	14	13	13
Total Amounts Recognized	(84)	(75)	(74)	(15)	360	(162)	(8)	(6)	(4)	(107)	279	(240)

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 334 (R$ 339 from 01/01 to 12/31/2016 and R$ 207 from 01/01 to 12/31/2015), of which R$ 91 (R$ 115 from 01/01 to 12/31/2016 and R$ 144 from 01/01 to 12/31/2015) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit			Defined contribution			Other benefits			Total
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
At the beginning of the period	(70)	(45)	(75)	(1,322)	(314)	(221)	(48)	(13)	(8)	(1,440)	(372)	(304)
Effects on asset ceiling	98	(633)	(103)	(386)	(1,244)	(38)	-	-	-	(288)	(1,877)	(141)
Remeasurements	12	608	133	339	236	(55)	(28)	(36)	(5)	323	808	73
Acquisition Citibank portfolio	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total Amounts Recognized	39	(70)	(45)	(1,369)	(1,322)	(314)	(76)	(49)	(13)	(1,406)	(1,441)	(372)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	117

a)	Retirement plans

ITAÚ UNIBANCO HOLDING and certain subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulations, which does not require actuarial calculation, except as described in Note 29c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itau Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Defined Benefit Retirement Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	118

c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	12/31/2017	12/31/2016	12/31/2015
Discount rate (1)	9.98% p.a.	10.24% p.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	5.04% to 7.12% p.a.	5.04 to 7.12% p.a.	5.04 to 7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2017 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in Investment Income - A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan's actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long term balance between assets and obligations to pay retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	119

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value			% Allocation
Types	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	Target 2018
Fixed income securities	16,851	15,134	12,369	95.81%	91.61%	90.73%	53% a 100%
Variable income securities	19	685	537	0.11%	4.15%	3.94%	0% a 20%
Structured investments	24	9	27	0.14%	0.05%	0.20%	0% a 10%
Real estate	615	623	633	3.49%	3.77%	4.64%	0% a 7%
Loans to participants	79	69	67	0.45%	0.42%	0.49%	0% a 5%
Total	17,588	16,520	13,633	100.00%	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 12 (R$ 575 at 12/31/2016 and R$ 452 at 12/31/2015), and real estate rented to Group companies, with a fair value of R$ 531 (R$ 597 at 12/31/2016 and R$ 606 at 12/31/2015).

Fair Value

The fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2017, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2017	12/31/2016	12/31/2015
1 - Net assets of the plans	17,588	16,520	13,633
2- Actuarial liabilities	(14,491)	(13,723)	(11,587)
3- Surplus (1-2)	3,097	2,797	2,046
4- Asset ceiling (*)	(3,217)	(3,008)	(2,134)
5- Net amount recognized in the balance sheet (3-4)	(120)	(211)	(88)
Amount recognized in assets (Note 20a)	345	317	224
Amount recognized in liabilities (Note 20b)	(465)	(528)	(312)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	120

V- Changes in the net amount recognized in the balance sheet:

	12/31/2017
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	16,520	(13,723)	2,797	(3,008)	(211)
Cost of current service	-	(69)	(69)	-	(69)
Net interest (1)	1,639	(1,347)	292	(307)	(15)
Benefits paid	(1,141)	1,141	-	-	-
Contributions of sponsors	71	-	71	-	71
Contributions of participants	12	-	12	-	12
Effects on asset ceiling	-	-	-	97	97
Exchange Variation	2	(6)	(4)	-	(4)
Remeasurements (2) (3)	485	(487)	(2)	1	(1)
Value end of the period	17,588	(14,491)	3,097	(3,217)	(120)

	12/31/2016
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value at the beginning of the period	13,633	(11,587)	2,046	(2,134)	(88)
Cost of current service	-	(62)	(62)	-	(62)
Net interest (1)	1,483	(1,255)	228	(241)	(13)
Benefits paid	(1,060)	1,060	-	-	-
Contributions of sponsors	149	-	149	-	149
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(633)	(633)
Balance arising from the Corpbanca acquisition (Note 3)	-	(207)	(207)	-	(207)
Exchange Variation	(8)	43	35	-	35
Remeasurements (2) (3)	2,308	(1,715)	593	-	593
Value end of the period	16,520	(13,723)	2,797	(3,008)	(211)

	12/31/2015
	Plan net	Actuarial		Asset	Recognized
	assets	liabilities	Surplus	ceiling	amount
Value beginning of the period	13,438	(11,695)	1,743	(1,847)	(104)
Cost of current service	-	(68)	(68)	-	(68)
Net interest (1)	1,334	(1,151)	183	(189)	(6)
Benefits paid	(908)	908	-	-	-
Contributions of sponsors	60	-	60	-	60
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(103)	(103)
Remeasurements (2) (3)	(306)	419	113	5	118
Value end of the period	13,633	(11,587)	2,046	(2,134)	(88)

(1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits / contributions, multiplied by the discount rate of 10.24% p.a. (At 01/01/2016 used by the discount rate of 11.28% p.a. and 01/01/2015 of 10.24% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 2,124 (R$ 3,791 at 12/31/2016 and R$ 1,028 at 12/31/2015).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	121

During the period, the contributions made totaled R$ 71 (R$ 149 from 01/01 to 12/31/2016 and R$ 60 from 01/01 to 12/31/2015). The contribution rate increases based on the beneficiary’s salary.

In 2018, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 56.

The estimate for payment of benefits for the next 10 years is as follows:

Payment
Period	estimate
2018	1,103
2019	1,126
2020	1,157
2021	1,190
2022	1,220
2023 to 2027	6,563

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial		recognized in
	liabilities of the plan		Stockholders’ Equity (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	740	5.11%	(269)
- Increase by 0.5%	(677)	(4.67)%	153

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	122

d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	12/31/2017			12/31/2016			12/31/2015
	Pension plan		Recognized	Pension plan		Recognized	Pension plan		Recognized
	fund	Asset ceiling	amount	fund	Asset ceiling	amount	fund	Asset ceiling	amount
Value beginning of the period	1,287	(491)	796	2,229	(270)	1,959	2,438	(224)	2,214
Net interest	126	(50)	76	269	(30)	239	239	(20)	219
Contribution (Note 29)	(91)	-	(91)	121	-	121	(381)	-	(381)
Receivables – allocation of funds (*)	(12)	-	(12)	(515)	-	(515)	-	-	-
Effects on asset ceiling (Note 29)	(15)	(371)	(386)	(1,053)	(191)	(1,244)	-	(38)	(38)
Remeasurements	339	-	339	236	-	236	(67)	12	(55)
Value end of the period (Note 20a)	1,634	(912)	722	1,287	(491)	796	2,229	(270)	1,959

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	12/31/2017	12/31/2016	12/31/2015
At the beginning of the period	(221)	(179)	(170)
Interest cost	(22)	(19)	(17)
Benefits paid	14	13	13
Remeasurements	(28)	(36)	(5)
At the end of the period (Note 20b)	(257)	(221)	(179)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2018	15
2019	16
2020	17
2021	18
2022	19
2023 to 2027	115

II- Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	3	(3)
Present value of obligation	Other comprehensive income	32	(26)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	123

Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b)	Main products

I - Insurance

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
	01/01 to	01/01 to	01/01 to	01/01 to
Main insurance lines	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Group accident insurance	7.8	5.0	38.0	42.1
Individual accident	23.5	19.5	12.5	12.4
Commercial multiple peril	36.4	63.3	21.2	21.1
Internal credit	139.6	221.7	0.9	3.9
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	84.5	85.7	1.2	1.4
Serious or terminal diseases	21.1	22.1	10.7	10.7
Extended warranty - assets	16.0	17.1	62.1	63.8
Credit Life	16.9	18.7	18.7	19.0
Multiple risks	27.2	7.8	57.8	62.1
Home insurance in market policies – Credit Life	13.0	14.7	20.7	(0.3)
Group life	24.2	46.8	8.3	13.6

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	124

III – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions issued			Reinsurance			Retained premiums and contributions
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
Group accident insurance	667	780	862	(1)	(4)	(2)	666	776	860
Individual accident	290	224	214	(1)	(12)	(11)	289	212	203
Commercial multiple peril	53	56	57	-	-	-	53	56	57
Internal Credit	64	63	151	-	-	-	64	63	151
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	24	37	37	-	-	-	24	37	37
Serious or terminal diseases	172	167	169	-	(1)	(2)	172	166	167
Warranty extension - assets	-	112	252	-	-	-	-	112	252
Disability Savings Pension	323	298	256	(4)	(3)	(6)	319	295	250
PGBL	2,084	1,955	1,840	-	-	-	2,084	1,955	1,840
Credit Life	623	570	726	(2)	-	(1)	621	570	725
Multiple risks	151	162	172	-	-	-	151	162	172
Home Insurance in Market Policies – Credit Life	282	261	224	(10)	(18)	(19)	272	243	205
Traditional	129	142	159	-	-	-	129	142	159
VGBL	20,318	18,153	15,501	-	-	-	20,318	18,153	15,501
Group life	1,001	1,278	1,453	(11)	(44)	(37)	990	1,234	1,416
Other lines	733	591	561	(9)	(12)	(11)	724	579	550
Total	26,914	24,849	22,634	(38)	(94)	(89)	26,876	24,755	22,545

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	125

c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis.The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	126

II.I - Change in technical provisions

	12/31/2017				12/31/2016
	Property,				Property,
	individuals		Life with		individuals		Life with
	and life	Private	survivor		and life	Private	survivor
	insurance	pension	benefits	Total	insurance	pension	benefits	Total
Opening balance	3,926	37,679	112,471	154,076	4,755	32,688	91,862	129,305
(+) Additions arising from premiums / contribution	4,059	2,536	20,318	26,913	4,302	2,395	18,153	24,850
(-) Deferral of risk	(4,225)	(323)	-	(4,548)	(5,124)	(297)	-	(5,421)
(-) Payment of claims / benefits	(1,228)	(402)	(70)	(1,700)	(1,623)	(370)	(39)	(2,032)
(+) Reported claims	1,291	-	-	1,291	1,620	-	-	1,620
(-) Redemptions	(2)	(1,687)	(10,847)	(12,536)	(1)	(1,939)	(13,277)	(15,217)
(+/-) Net portability	-	2,683	753	3,436	-	380	709	1,089
(+) Adjustment of reserves and financial surplus	16	1,717	6,037	7,770	20	4,371	13,171	17,562
(+) Corporate Reorganization	(282)	-	-	(282)	-	-	-	-
(+/-) Other (recognition / reversal)	(91)	1,685	5,218	6,812	(23)	451	1,892	2,320
Reserves for insurance and private pension	3,464	43,888	133,880	181,232	3,926	37,679	112,471	154,076

II.II - Technical provisions balances

	Insurance		Private pension		Total
	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Unearned premiums	1,883	2,204	15	17	1,898	2,221
Mathematical reserve for benefits to be granted and benefits granted	173	24	175,992	148,341	176,165	148,365
Redemptions and Other Unsettled Amounts	11	11	264	210	275	221
Financial surplus	2	2	604	581	606	583
Unsettled claims (1)	560	769	34	23	594	792
IBNR	401	435	27	27	428	462
Administrative and Related Expenses	28	39	95	71	123	110
Other	406	442	737	880	1,143	1,322
Total (2)	3,464	3,926	177,768	150,150	181,232	154,076

(1) The provision for unsettled claims is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	127

d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2017	429
Increase	772
Amortization	(948)
Balance at 12/31/2017	253
Balance to be amortized in up to 12 months	209
Balance to be amortized after 12 months	44

Balance at 01/01/2016	901
Increase	902
Amortization	(1,374)
Balance at 12/31/2016	429
Balance to be amortized in up to 12 months	335
Balance to be amortized after 12 months	94

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	128

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I – Gross of reinsurance

Reserve for unsettled claims (*)	594
(-) DPVAT operations	11
(-) IBNER (claims incurred but not sufficiently reported)	181
(-) Retrocession and other estimates	(32)
Liability claims presented in the development table (Ia + Ib)	434

(*) Provision for unsettled claims stated in Note 30c II.II of 12/31/2017, gross of reinsurance

Ia - Administratives claims - gross of reinsurance

Occurrence date	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	Total
At the end of reporting period	980	967	1,067	1,063	914
After 1 year	978	957	1,076	1,054
After 2 years	982	972	1,100
After 3 years	986	978
After 4 years	988
Current estimate	988	978	1,100	1,054	914
Accumulated payments through base date	984	972	1,084	1,024	739	4,803
Liabilities recognized in the balance sheet	4	6	16	30	175	231
Liabilities in relation to prior years						18
Total administratives claims included in balance sheet						249

Ib - Judicial claims - gross of reinsurance

Occurrence date	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	Total
At the end of reporting period	28	31	32	32	32
After 1 year	42	41	43	39
After 2 years	48	49	50
After 3 years	56	54
After 4 years	60
Current estimate	60	54	50	39	32
Accumulated payments through base date	47	42	37	31	24	181
Liabilities recognized in the balance sheet	13	12	13	8	8	54
Liabilities in relation to prior years						131
Total judicial claims included in balance sheet						185

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	129

II - Net of reinsurance

Reserve for unsettled claims (1)	594
(-) DPVAT operations	11
(-) IBNER	181
(-) Reinsurance (2)	27
(-) Retrocession and other estimates	(32)
Liability claims presented in the development table (IIa + IIb)	407

(1) Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2017.

(2) Reinsurance operations stated in Note 30l III of 12/31/2017.

IIa - Administratives claims - net of reinsurance

Occurrence date	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	Total
At the end of reporting period	956	954	1,045	1,053	898
After 1 year	954	944	1,045	1,045
After 2 years	958	955	1,068
After 3 years	961	960
After 4 years	962
Current estimate	962	960	1,068	1,045	898
Accumulated payments through base date	958	954	1,052	1,015	728	4,707
Liabilities recognized in the balance sheet	4	6	16	30	170	226
Liabilities in relation to prior years						11
Total administratives claims included in balance sheet						237

IIb - Judicial claims - net of reinsurance

Occurrence date	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	Total
At the end of reporting period	28	31	32	29	32
After 1 year	42	41	43	37
After 2 years	48	49	50
After 3 years	56	54
After 4 years	60
Current estimate	60	54	50	37	32
Accumulated payments through base date	47	42	37	28	24	178
Liabilities recognized in the balance sheet	13	12	13	8	8	54
Liabilities in relation to prior years						116
Total judicial claims included in balance sheet						170

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	130

f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not indicate insufficiency in the periods ended of 2017, 2016 and 2015.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections.

Methodology and Test Grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio.

Biometric Tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability.

Risk-free Interest Rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other Assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	131

g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	132

The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (1)
	12/31/2017			12/31/2016
	Supplementary	Insurance		Supplementary	Insurance
	Retirement Plans and	Gross of	Net of	Retirement Plans and	Gross of	Net of
Sensitivity analysis	Life with Living Benefits	reinsurance	reinsurance	Life with Living Benefits	reinsurance	reinsurance
5% increase in mortality rates	24	-	-	21	(3)	(3)
5% decrease in mortality rates	(25)	(1)	(1)	(23)	3	3

0.1% increase in risk-free interest rates	26	5	5	49	6	6
0.1% decrease in risk-free interest rates	(27)	(5)	(5)	(50)	(6)	(6)

5% increase in conversion in income rates	(13)	-	-	(6)	-	-
5% decrease in conversion in income rates	13	-	-	6	-	-

5% increase in claims	-	(37)	(36)	-	(50)	(48)
5% decrease in claims	-	37	36	-	50	48

(1) Amounts net of tax effects.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

The extended warranty product, this is marketed by the retail company that sells to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Seguradora Líder dos Consórcios de DPVAT.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	133

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels.

	01/01 to 12/31/2017			01/01 to 12/31/2016			01/01 to 12/31/2015
	Insurance	Retained	Retention	Insurance	Retained	Retention	Insurance	Retained	Retention
	Premiums	premium	(%)	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Mandatory personal injury caused by motor vehicle (DPVAT)	24	24	100.0	37	37	100.0	37	37	100.0
Extended warranty	-	-	0.0	112	112	100.0	252	252	100.0

Individuals
Group accident insurance	667	666	99.8	780	776	99.5	862	860	99.7
Individual accident	290	289	99.8	224	212	94.8	214	203	94.8
Credit life	623	621	99.7	570	570	100.0	726	725	99.9
Group life	1,001	990	98.9	1,278	1,234	96.5	1,453	1,416	97.5

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;

•	Market risk;

•	Credit risk;

•	Operational risk;

•	Liquidity risk in insurance operations.

j)	Duties and responsibilities

In line with good national and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plan and capitalization products are properly reported to the proper bodies.

The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk.

Finally, ITAÚ UNIBANCO HOLDING is to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	134

k)	Market, credit and liquidity risk

I)	Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	12/31/2017		12/31/2016
	Account		Account
Class	balance	DV01	balance	DV01
Government securities
NTN-C	4,936	(2.87)	5,141	(3.03)
NTN-B	5,343	(6.78)	2,969	(3.53)
LTN	279	(0.09)	-	-

DI Future			-	-

Private securities
Indexed to IPCA	336	(0.10)	307	(0.14)
Indexed to PRE	31	(0.00)	240	(0.00)

Shares	0	0.00	0	0.00

Floating assets	5,132		5,852	-

Under agreements to resell	6,856		6,266	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	135

II)	Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	12/31/2017			12/31/2016
		Liabilities	Liabilities	Assets	Liabilities	Liabilities	Assets
		amounts (1)	DU (2)	DU (2)	amounts (1)	DU (2)	DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,882	24.7	12.0	2,202	13.5	12.7
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	985	20.4	18.3	1,242	13.8	18.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	565	70.6	26.2	446	119.0	33.3
Subtotal	Subtotal	3,432			3,890
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	95	116.8	78.9	71	107.4	80.9
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	16	-	9.7	19	-	14.1
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	37	-	9.8	25	-	13.9
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	28	17.0	9.7	27	11.4	14.1
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	275	-	9.8	221	-	14.0
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	2,404	116.8	79.1	1,737	107.4	81.1
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	169,149	197.2	38.9	142,039	169.9	39.4
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,454	-	95.1	4,584	210.9	92.0
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	737	116.8	95.1	880	210.9	92.0
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	605	116.8	95.0	583	210.6	91.8
Subtotal	Subtotal	177,800			150,186
Total technical reserves	Total backing assets	181,232			154,076
(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU = Duration in months

(3) Excluding PGBL / VGBL reserves allocated in variable income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	136

III)	Credit Risk

Reinsurers – Breakdown

We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 45.07% (56.14% at 12/31/2016) and Munich Re do Brasil with 53.80% (43.33% at 12/31/2016).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by Munich Re do Brasil with 70% (70% at 12/31/2016) and General Reinsurance AG with 30% (30% at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	137

IV)	Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	12/31/2017
	Interbank deposits and
	securities purchased under	Held-for-trading	Derivatives	Available-for-sale	Held-to-maturity
Internal rating (*)	agreements to resell	financial assets	assets	financial assets	financial assets	Total
Lower risk	7,558	156,478	194	6,312	3,447	173,989
Satisfactory	-	-	-	-	-	-
Higher Risk	-	26	-	-	-	26
Total	7,558	156,504	194	6,312	3,447	174,015
%	4.3	89.9	0.2	3.6	2.0	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2016
	Interbank deposits and
	securities purchased under	Held-for-trading	Derivatives	Available-for-sale	Held-to-maturity
Internal rating (*)	agreements to resell	financial assets	assets	financial assets	financial assets	Total
Lower risk	7,859	125,944	284	3,558	4,629	142,274
Satisfactory	-	13	-	-	-	13
Higher Risk	-	-	-	-	-	-
Total	7,859	125,957	284	3,558	4,629	142,287
%	5.5	88.5	0.2	2.5	3.3	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	138

l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

Reinsurance assets

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid, as from December 2015, they are revalued after 180 days have elapsed in relation to the possibility of non-recovery. For previous periods, revaluation term is 365 days. This amendment was for compliance with the SUSEP Circular in force. In case of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policy holders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	139

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Opening balance	46	18	74	103
Issued contracts	-	-	30	79
Recoverable claims	-	32	-	-
Prepayments / payments to reinsurer	(10)	(3)	(55)	(108)
Other increase / reversal	(9)	(1)	-	-
Closing balance	27	46	49	74

II – Balances of technical reserves with reinsurance assets

	12/31/2017	12/31/2016
Reinsurance claims	57	52
Reinsurance premiums	10	15
Closing balance	67	67

III – Changes in balances of technical reserves for reinsurance claims

	12/31/2017	12/31/2016
Opening balance	52	52
Reported claims	21	70
Paid claims	(22)	(99)
Other increase / reversal	2	2
Monetary adjustment and interest of claims	4	27
Closing balance (*)	57	52

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	12/31/2017	12/31/2016
Opening balance	15	24
Receipts	8	65
Payments	(13)	(74)
Other increase / reversal	-	-
Closing balance	10	15

V – Changes in balances of technical reserves for reinsurance commission

	12/31/2017	12/31/2016
Opening balance	-	-
Receipts	-	6
Payments	-	(6)
Other increase / reversal		-
Closing balance	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	140

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have plans and the open-ended private pension companies.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	141

Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	12/31/2017		12/31/2016
		Estimated		Estimated
	Carrying value	fair value	Carrying value	fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	117,586	117,586	104,242	104,242
Interbank deposits	29,053	29,117	22,692	22,731
Securities purchased under agreements to resell	244,707	244,707	265,051	265,051
Financial assets held for trading (*)	270,121	270,121	204,648	204,648
Financial assets designated at fair value through profit or loss (*)	1,746	1,746	1,191	1,191
Derivatives (*)	22,843	22,843	24,231	24,231
Available-for-sale financial assets (*)	102,284	102,284	88,277	88,277
Held-to-maturity financial assets	36,560	37,792	40,495	40,749
Loan operations and lease operations	465,472	471,846	463,394	472,704
Other financial assets	59,568	59,568	53,917	53,917
Financial liabilities
Deposits	402,938	402,911	329,414	329,371
Securities sold under repurchase agreements	312,634	312,634	349,164	349,164
Financial liabilities held for trading (*)	465	465	519	519
Derivatives (*)	26,746	26,746	24,698	24,698
Interbank market debt	129,616	129,286	135,483	134,730
Institutional market debt	98,482	97,103	96,239	95,012
Liabilities for capitalization plans	3,301	3,301	3,147	3,147
Other financial liabilities	77,613	77,613	71,832	71,832

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 79,703 (R$ 77,453 at 12/31/2016) with an estimated fair value of R$ 935 (R$ 1,066 at 12/31/2016).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	142

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	143

Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities, securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	144

Distribution by level

The following table presents the breakdown of risk levels at 12/31/2017 and 12/31/2016 for financial assets held for trading and available-for-sale financial assets.

	12/31/2017				12/31/2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	238,369	30,719	1,033	270,121	165,883	37,760	1,005	204,648
Investment funds	1,738	1,474	-	3,212	14	1,159	-	1,173
Brazilian government securities	227,749	2,817	1	230,567	157,369	2,654	1	160,024
Brazilian external debt bonds	3,210	-	-	3,210	5,325	-	-	5,325
Government securities – other countries	1,647	2,328	-	3,975	819	2,916	-	3,735
Argentina	1,466	-	-	1,466	651	-	-	651
Chile	39	12	-	51	-	127	-	127
Colombia	-	2,092	-	2,092	-	2,669	-	2,669
United States	100	-	-	100	78	-	-	78
Mexico	5	-	-	5	6	-	-	6
Paraguay	4	2	-	6	-	88	-	88
Uruguay	-	222	-	222	-	32	-	32
Other	33	-	-	33	84	-	-	84
Corporate securities	4,025	24,100	1,032	29,157	2,356	31,031	1,004	34,391
Shares	2,940	-	823	3,763	1,533	-	958	2,491
Bank deposit certificates	1	346	-	347	12	1,812	-	1,824
Securitized real estate loans	-	-	65	65	-	-	-	-
Debentures	487	2,637	134	3,258	216	2,949	25	3,190
Eurobonds and others	597	37	-	634	595	49	18	662
Financial credit bills	-	20,612	-	20,612	-	25,893	-	25,893
Promissory notes	-	391	-	391	-	-	-	-
Other	-	77	10	87	-	328	3	331
Available-for-sale financial assets	43,369	50,491	8,424	102,284	34,840	43,903	9,534	88,277
Investment funds	-	301	-	301	-	42	-	42
Brazilian government securities	25,561	709	219	26,489	17,039	671	228	17,938
Brazilian external debt bonds	12,790	-	-	12,790	14,065	-	-	14,065
Government securities – other countries	2,111	22,181	98	24,390	1,536	12,850	86	14,472
Chile	-	9,612	98	9,710	-	5,758	86	5,844
Colombia	-	3,346	-	3,346	-	1,155	-	1,155
Korea	-	1,944	-	1,944	-	2,673	-	2,673
Denmark	-	1,951	-	1,951	-	819	-	819
Spain	-	2,936	-	2,936	-	923	-	923
United States	1,567	-	-	1,567	1,427	-	-	1,427
France	544	-	-	544	-	-	-	-
Netherlands	-	-	-	-	101	-	-	101
Paraguay	-	1,800	-	1,800	-	1,111	-	1,111
Uruguay	-	592	-	592	-	411	-	411
Other	-	-	-	-	8	-	-	8
Corporate securities	2,907	27,300	8,107	38,314	2,200	30,340	9,220	41,760
Shares	1,085	63	1,195	2,343	817	-	568	1,385
Rural Product Note	-	2,288	540	2,828	-	876	549	1,425
Bank deposit certificates	-	688	115	803	-	2,527	114	2,641
Securitized real estate loans	-	1	1,761	1,762	-	-	2,095	2,095
Debentures	438	16,326	3,982	20,746	277	16,007	4,886	21,170
Eurobonds and others	1,384	3,678	514	5,576	1,105	5,615	995	7,715
Financial credit bills	-	619	-	619	-	2,816	-	2,816
Promissory notes	-	3,244	-	3,244	1	2,172	-	2,173
Other	-	393	-	393	-	327	13	340
Financial assets designated at fair value through profit or loss	1,746	-	-	1,746	1,191	-	-	1,191
Brazilian government securities	1,746	-	-	1,746	1,191	-	-	1,191
Financial liabilities held for trading	-	465	-	465	-	519	-	519
Structured notes	-	465	-	465	-	519	-	519

The following table presents the breakdown of risk levels at 12/31/2017 and 12/31/2016 for our derivative assets and liabilities.

	12/31/2017				12/31/2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	158	22,249	436	22,843	127	23,583	521	24,231
Futures	158	-	-	158	127	-	-	127
Swap – differential receivable	-	8,821	369	9,190	-	10,074	468	10,542
Options	-	3,271	66	3,337	-	4,745	47	4,792
Forwards (onshore)	-	6,911	-	6,911	-	4,971	-	4,971
Credit derivatives	-	137	-	137	-	181	-	181
Forwards (offshore)	-	2,950	-	2,950	-	3,459	-	3,459
Check of swap	-	68	-	68	-	88	-	88
Other derivatives	-	91	1	92	-	65	6	71
Derivatives - liabilities	-	(26,643)	(103)	(26,746)	-	(24,638)	(60)	(24,698)
Swap – differential payable	-	(13,590)	(102)	(13,692)	-	(13,165)	(56)	(13,221)
Options	-	(2,792)	(1)	(2,793)	-	(4,548)	(4)	(4,552)
Forwards (onshore)	-	(6,272)	-	(6,272)	-	(3,530)	-	(3,530)
Credit derivatives	-	(58)	-	(58)	-	(147)	-	(147)
Forwards (offshore)	-	(3,745)	-	(3,745)	-	(2,825)	-	(2,825)
Check of swap	-	(122)	-	(122)	-	(353)	-	(353)
Other derivatives	-	(64)	-	(64)	-	(70)	-	(70)

There were no significant transfer between Level 1 and Level 2 during the period from December 31, 2017 and December 31, 2016. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	145

Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 81,210 in financial instruments classified as Level 2, at December 31, 2017, pricing service or brokers were used to evaluate securities at the fair value of R$ 47,187, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	146

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy.

							Total gains (losses)
		Total gains or			Transfers in	Fair value	related to assets and
	Fair value at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2016	unrealized)	Purchases	Settlements	Level 3	12/31/2017	12/31/2017
Financial assets held for trading	1,005	(269)	187	(351)	461	1,033	(290)
Brazilian government securities	1	-	-	-	-	1	-
Corporate securities	1,004	(269)	187	(351)	461	1,032	(290)
Shares	958	(135)	-	-	-	823	(287)
Securitized real estate loans	-	(111)	176	-	-	65	(1)
Debentures	25	(13)	2	(296)	416	134	(2)
Eurobonds and others	18	(17)	9	(19)	9	-	-
Financial credit bills		-	-	(36)	36	-	-
Other	3	7	-	-	-	10	-
Available-for-sale financial assets	9,534	(2,110)	4,348	(4,465)	1,117	8,424	(1,121)
Brazilian government securities	228	(9)	-	-	-	219	22
Government securities – abroad - Chile	86	4	469	(461)	-	98	-
Corporate securities	9,220	(2,105)	3,879	(4,004)	1,117	8,107	(1,143)
Shares	568	292	98	-	237	1,195	13
Rural Product Note	549	(99)	417	(419)	92	540	(80)
Bank deposit certificates	114	11	390	(400)	-	115	-
Securitized real estate loans	2,095	(402)	68	-	-	1,761	19
Debentures	4,886	(1,784)	2,363	(2,137)	654	3,982	(1,092)
Eurobonds and others	995	(112)	543	(1,046)	134	514	(3)
Other	13	(11)	-	(2)	-	-	-

							Total gains (losses)
		Total gains or			Transfers in	Fair value	related to assets and
	Fair value at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2016	unrealized)	Purchases	Settlements	Level 3	12/31/2017	12/31/2017
Derivatives - assets	521	(33)	101	(245)	92	436	17
Swap – differential receivable	468	(41)	-	(100)	42	369	32
Options	47	12	101	(143)	49	66	(14)
Credit derivatives	-	-		(1)	1	-	-
Other derivatives	6	(4)	-	(1)	-	1	(1)
Derivatives - liabilities	(60)	(117)	(15)	111	(22)	(103)	(57)
Swap – differential payable	(56)	(122)	-	97	(21)	(102)	(60)
Options	(4)	5	(15)	13	-	(1)	3
Credit derivatives	-	-	-	1	(1)	-	-

							Total gains (losses)
		Total gains or			Transfers in		related to assets and
	Fair value at	losses (realized /			and / or out of	Fair value at	liabilities still held at
	12/31/2015	unrealized)	Purchases	Settlements	Level 3	12/31/2016	12/31/2016
Financial assets held for trading	60	(151)	87	(344)	1,353	1,005	(154)
Brazilian government securities	3	-	-	(2)	-	1	-
Corporate securities	57	(151)	87	(342)	1,353	1,004	(154)
Shares	-	(114)	-	-	1,072	958	(152)
Debentures	48	(37)	33	(306)	287	25	(2)
Eurobonds and others	6	-	54	(36)	(6)	18	-
Other	3	-	-	-	-	3	-
Available-for-sale financial assets	4,259	(677)	4,626	(4,380)	5,706	9,534	(685)
Investment funds	114	313	-	(427)	-	-	-
Brazilian government securities	212	(208)	-	220	4	228	11
Government securities – abroad - Chile	29	(44)	321	(220)	-	86	-
Corporate securities	3,904	(738)	4,305	(3,953)	5,702	9,220	(696)
Shares	267	119	-	(227)	409	568	76
Rural Product Note	52	(54)	1,205	(851)	197	549	(57)
Bank deposit certificates	130	2	483	(501)	-	114	-
Securitized real estate loans	2,037	58	11	(10)	(1)	2,095	(55)
Debentures	844	(739)	2,111	(994)	3,664	4,886	(653)
Eurobonds and others	26	(130)	446	(837)	1,490	995	(7)
Financial credit bills	367	14	-	(301)	(80)	-	-
Promissory notes	54	-	-	(54)	-	-	-
Other	127	(8)	49	(178)	23	13	-

							Total gains (losses)
		Total gains or			Transfers in		related to assets and
	Fair value at	losses (realized /			and / or out of	Fair value at	liabilities still held at
	12/31/2015	unrealized)	Purchases	Settlements	Level 3	12/31/2016	12/31/2016
Derivatives - Assets	1,251	(713)	254	(728)	457	521	(7)
Swaps - differential receivable	1,189	(731)	8	(455)	457	468	21
Options	33	36	246	(268)	-	47	(28)
Other derivatives	29	(18)	-	(5)	-	6	-
Derivatives - Liabilities	(33)	18	(35)	96	(106)	(60)	(2)
Swaps - differential payable	(21)	9	(5)	67	(106)	(56)	(8)
Options	(12)	9	(30)	29	-	(4)	6

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	147

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2017
		Impact
			Stockholders'
Risk factor groups	Scenarios	Result	equity
	I	(1.9)	(2.4)
Interest rates	II	(47.0)	(55.4)
	III	(93.9)	(114.5)
Currency, commodities, and ratios	I	(146.6)	-
	II	(293.2)	-
Nonlinear	I	(9.2)	-
	II	(11.9)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	148

Note 32 – Provisions, contingencies and other commitments

Provision	12/31/2017	12/31/2016
Civil	5,300	5,172
Labor	7,283	7,232
Tax and social security	7,003	8,246
Other	150	259
Total	19,736	20,909
Current	4,974	4,434
Non-current	14,762	16,475

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a)	Contingent assets: there are no contingent assets recorded.

b)	Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits (related to claims of a similar nature and with individual amounts that are not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the Central Bank of Brazil (BCB), savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and Itaú has already adhered to its terms. For effectiveness and validity of the agreement, it needs to be approved by the STF, which is expected to occur in the first half of 2018. As from that approval, the savers will have 24 months to adhere to the terms of the agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	149

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,494 (R$ 3,388 at 12/31/2016), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits (related to claims considered similar and with individual amounts that are not considered relevant): The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 122 (R$ 79 at 12/31/2016).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	150

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 12/31/2017
	Civil	Labor	Other	Total
Opening balance	5,172	7,232	259	12,663
Balance arising from Corpbanca acquisition (Note 3)	(1)	-	-	(1)
Balance arising from the acquisition of Citibank operations (Note 3)	39	284	-	323
(-) Contingencies guaranteed by indemnity clause (Note 2.4.q)	(256)	(1,066)	-	(1,322)
Subtotal	4,954	6,450	259	11,663
Interest (Note 26)	99	613	-	712
Changes in the period reflected in results (Note 26)	1,420	2,357	(109)	3,668
Increase (*)	1,962	2,592	4	4,558
Reversal	(542)	(235)	(113)	(890)
Payment	(1,416)	(3,135)		(4,551)
Subtotal	5,057	6,285	150	11,492
(+) Contingencies guaranteed by indemnity clause (Note 2.4.q)	243	998	-	1,241
Closing balance	5,300	7,283	150	12,733
Escrow deposits at 12/31/2017 (Note 20a)	1,457	2,200	-	3,657

(*) Civil provisions include the provision for economic plans amounting to R$ 184.

	01/01 to 12/31/2016
	Civil	Labor	Other	Total
Opening balance	5,227	6,132	135	11,494
Balance arising from the merger with Corpbanca (Note 3)	2	5	133	140
(-) Contingencies guaranteed by indemnity clause (Note 2.4.q)	(236)	(1,089)	-	(1,325)
Subtotal	4,993	5,048	268	10,309
Interest (Note 26)	248	625	-	873
Changes in the period reflected in results (Note 26)	1,241	2,946	(9)	4,178
Increase (*)	1,901	3,149	(7)	5,043
Reversal	(660)	(203)	(2)	(865)
Payment	(1,566)	(2,453)	-	(4,019)
Subtotal	4,916	6,166	259	11,341
(+) Contingencies guaranteed by indemnity clause (Note 2.4.q)	256	1,066	-	1,322
Closing balance	5,172	7,232	259	12,663
Escrow deposits at 12/31/2016 (Note 20a)	1,541	2,337	-	3,878

(*) Civil provisions include the provision for economic plans amounting to R$ 408.

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	151

The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

	01/01 to	01/01 to
Provision	12/31/2017	12/31/2016
Opening balance	8,246	7,500
(-) Contingencies guaranteed by indemnity clause	(69)	(65)
Subtotal	8,177	7,435
Interest (1)	613	737
Changes in the period reflected in results	(27)	68
Increase (1)	452	287
Reversal (1)	(479)	(219)
Payment (2)	(1,826)	(63)
Subtotal	6,937	8,177
(+) Contingencies guaranteed by indemnity clause	66	69
Closing balance	7,003	8,246

(1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution;

(2) Includes the adhesion to PERT (Special Tax Regularization Program) which allowed the use of deferred tax assets.

	01/01 to	01/01 to
Escrow deposits	12/31/2017	12/31/2016
Opening balance	4,847	4,339
Appropriation of interest	344	383
Changes in the period	(3)	125
Deposits made	240	217
Withdrawals	(202)	(66)
Deposits released	(41)	(26)
Closing balance (Note 20a)	5,188	4,847
Reclassification of assets pledged as collateral for contingencies (Note 32d)	(18)	-
Closing balance after reclassification	5,170	4,847

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	152

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,289: discussing the lack of constitutional support for the increase, establishes by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,273;

•	PIS and COFINS – Calculation basis – R$ 687: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 601;

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized as a provision. The estimated amounts at risk in the principal tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 19,595, are described below:

•	INSS – Non-compensatory amounts – R$ 5,220: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 2,580: the deductibility of goodwill with future expected profitability on the acquisition of investments;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,658: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,650: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,487: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,123: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 705 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,065 (R$ 1,128 at 12/31/2016) (Note 20a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A. which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	153

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for contingencies refer to lawsuits involving contingent liabilities and are restricted or in escrow deposits, as shown in the table below:

	12/31/2017	12/31/2016
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	962	950
Escrow deposits (Note 20a)	4,585	4,537

ITAÚ UNIBANCO HOLDING’s litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion.

The legal advisors, believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

e)	Programs for Settlement or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO conglomerate companies adhered to the Installment Payment Incentive Program – PPI, established by a number of Municipality Authorities, among which are São Paulo and Rio de Janeiro (Laws No. 16.680/17 and No. 6.156/17, respectively).

The programs permitted to regularize tax or other debts, with discounts on interest and fine amounts.

f)	Special Tax Regularization Program - PERT

In the federal levels, ITAÚ UNIBANCO conglomerate companies adhered to the Special Tax Regularization Program - PERT, established by Law No. 13.496, of October 24, 2017, related to tax and social security debts management by the Federal Revenue Service and by the General Attorney’s Office of the National Treasury.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	154

Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil (BACEN), which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. BACEN also determines minimum capital requirements, procedures for verification of information for assessment of the global systemic importance of financial institutions, limits for fixed assets, limits for loans, accounting practices and requirements of compulsory deposits, requiring banks to comply with the regulation based on the Basel Accord on capital adequacy. Additionally, the National Council of Private Insurance (CNSP) and SUSEP issue regulations on capital requirement, which affect our insurance, pension plan and capitalization operations.

a)	Capital Requirements in Place and In Progress

ITAÚ UNIBANCO HOLDING’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

The Total Capital, Tier 1 Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to entities that are part of Prudential Conglomerate, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which ITAÚ UNIBANCO HOLDING retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

For foreign units, the standardized approach is adopted. Therefore, the internal models are not used for Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay, and Uruguay units.

From January 1, 2017 to December 31, 2017, the minimum capital ratio required is 9.25%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

In addition to minimum regulatory capital requirements, BACEN rules established the Additional Common Equity (ACP), corresponding to the sum of the portions of ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the above-mentioned requirements, increase the need for capital over time. The amounts of each one of the portions, as established by CMN Resolution 4,193, are shown in the table below.

Basel III also reformulated the requirements for qualification of instruments eligible for Tier I and Tier II Capital, as regulated in Brazil by CMN Resolution 4,192. This reform includes a phase-out schedule for instruments already considered in capital, issued prior to the effectiveness of the rule, and that do not fully meet the new requirements.

The table below shows the schedule for implementation of Basel III rules in Brazil, as established by BACEN, and the figures refer to the percentage of ITAÚ UNIBANCO HOLDING’s risk-weighted assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	155

	From January 1,
Basel III Implentation Calendar	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
Conservation	0%	0.625%	1.25%	1.875%	2.5%
Countercyclical(1)	0%	0%	0%	0%	0%
Systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total Capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential Adjustments Deductions	40%	60%	80%	100%	100%

(1) ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 3,769, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACP Countercyclical , the new percentage will be effective only twelve months after it is announced.

Additionally, in March 2015, Circular BACEN 3,751, of March 19, 2015 came into force, it provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3,768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

The Leverage Ratio is defined as the ratio between the Tier I Capital and Total Exposure, calculated as prescribed by BACEN Circular 3,748. The objective of this ratio is to be a simple, risk-insensitive leverage measure. Therefore, it does not take into consideration risk-weighting or mitigation factors. In line with the instructions set out in BACEN Circular 3,706, since October 2015, ITAÚ UNIBANCO HOLDING has reported its Leverage Ratio to BACEN on a monthly basis. However, according to recommendations in Basel III Accord, a minimum Leverage Ratio should be required in 2018, which will be defined based on the period over which the ratio’s behavior was monitored, since its implementation in 2011 up to 2017.

More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Corporate Governance section/Risk and Capital Management – Pillar 3.

b)	Capital Management

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING’s capital.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as revising, monitoring and recommending capital-related documents and topics to the Board of Directors.

In order to provide the Board of Directors with necessary information, management reports are prepared to inform on the institution’s capital adequacy, and the projections of capital levels under normal and stress situations. There is a structure that coordinates and consolidates related information and processes, all of them subject to verification by the independent validation, internal controls and audit areas.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	156

c)	Risk appetite

In 2016 ITAÚ UNIBANCO HOLDING revisited its risk appetite policy, established and approved by the Board of Directors, which guides its business strategy. The institute’s risk appetite is based on the following statement issued by the Board of Directors:

“We are a universal bank, operating mostly in Latin America. Supported by our risk culture, we operate within the highest ethical standards and regulatory compliance, seeking increasingly improved results, with low volatility, through an ongoing client relationship, accurate risk pricing, diversified funding and proper use of capital.”

Based on this statement, defined five dimensions, each composed of a series of metrics associated with the main risks involved, by combining supplementary manners of measurement and seeking to reach a comprehensive vision of our exposures:

•	Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.
•	Liquidity: establishes that the institution’s liquidity must withstand long stress periods. It is monitored through the follow-up of liquidity ratios.
•	Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of our portfolios, aimed at the low volatility of results and business sustainability.
•	Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses.
•	Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct.

The Board of Directors is responsible for approving risk appetite limits and guidelines, performing its duties with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

These metrics are monitored from time to time and must respect the defined limits. Monitoring is reported to the risk committees and the Board of Directors, and guides preventive measures to ensure that any exposures are within the limits established and in line with our strategy.

d)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

-	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
-	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
-	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	157

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity	12/31/2017	12/31/2016
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	126,924	115,590
Non-controlling Interests	11,942	11,568
Changes in Subsidiaries´ Interests in Capital Transactions	1,482	2,777
Consolidated Stockholders’ Equity (BACEN)	140,348	129,935
Common Equity Tier I Prudential Adjustments	(17,952)	(14,527)
Common Equity Tier I	122,396	115,408
Additional Tier I Prudential Adjustments	57	532
Additional Tier I Capital	57	532
Tier I (Common Equity Tier I + Additional Tier I Capital)	122,453	115,940
Instruments Eligible to Comprise Tier II	19,723	23,488
Tier II Prudential Adjustments	76	49
Tier II	19,799	23,537
Referential Equity (Tier I + Tier II)	142,252	139,477

The table below shows the most significant Prudential Adjustments for ITAÚ UNIBANCO HOLDING. Together, they correspond to more than 90% of the prudential adjustments as at December 31, 2017.

Composition of Prudential Adjustments	12/31/2017	12/31/2016
Goodwill paid on the acquisition of investments	8,123	7,408
Intangible assets	5,456	3,254
Tax credits	5,208	3,678
Surplus of Common Equity Tier I Capital - Noncontrolling interests	286	909
Adjustments relating to the fair value of derivatives used as cash flow hedge, for hedged items that do not have their mark-to-market adjustments accounted for	(1,399)	(1,254)
Other	278	532
Total	17,952	14,527

During 2017, ITAÚ UNIBANCO HOLDING bought back shares in the amount of R$ 3,089. These shares are recorded in line item “Treasury Shares”, which totaled R$ (2,743) as at December 31, 2017. Treasury shares reduce the institution´s Equity, causing its capital base to be decreased.

In this period, the amount of dividends and interest on capital paid / accrued that affected the base of the institution’s capital totaled R$ 10,582. Dividends are deducted from the institution’s Equity, thus reducing the base of its capital. Whereas, interest on capital, which is accounted for as an expense directly in profit (loss), reduces the institution’s net income and, consequently, the base of its capital.

For details on capital requirements, which are not part of its financial statements, are available at www.itau.com.br/investors-relations, Corporate Governance section / Risk and Capital Management – Pillar 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	158

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of December 2017, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance 12/31/2017

Subordinated financial bills - BRL
	42	2011	2018	IGPM + 7%	64
	30			IPCA + 7.53% to 7.7%	51
	6,373	2012	2018	108% to 113% of CDI	7,347
	461			IPCA + 4.4% to 6.58%	805
	3,782			100% of CDI + 1.01% to 1.32%	3,888
	112			9.95% to 11.95%	193
	2	2011	2019	109% to 109.7% of CDI	4
	1	2012	2019	110% of CDI	2
	12			11.96%	23
	100			IPCA + 4.7% to 6.3%	173
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6.17%	40
	6	2011	2021	109.25% to 110.5% of CDI	12
	2,307	2012	2022	IPCA + 5.15% to 5.83%	4,199
	20			IGPM + 4.63%	26
	13,269			Total	16,829

Subordinated euronotes - USD
	990	2010	2020	6.20%	3,310
	1,000	2010	2021	5.75%	3,395
	730	2011	2021	5.75% to 6.20%	2,430
	550	2012	2021	6.20%	1,819
	2,600	2012	2022	5.50% to 5.65%	8,752
	1,851	2012	2023	5.13%	6,152
	7,721			Total	25,858
Total					42,687

On December 12, 2017, ITAÚ UNIBANCO HOLDING issued perpetual subordinated notes/AT1, in the total amount of R$ 4.135. The Notes were issued at the fixed rate of 6.125% to be validated until the 5th anniversary of the issue date. As from this date, inclusive, the interest rate will be recalculated every 5 years based on the interest rate of securities issued by the Treasury of the United States of America for the same period. The offer price of the Notes was 100%, which will result to investors in a return of 6.125% until the 5th anniversary of the Issue date. The Issue is neither subject to registration rules with the Securities Exchange Commission - SEC, in compliance with the Federal North-American law “Securities Act of 1933”, as amended (Securities Act), nor to registration with CVM, in Brazil, in compliance with applicable law and regulations. Notes are subject to BACEN’s approval for composition of Supplementary Capital of its Referential Equity, thus increased by approximately 0.6 p.p. the Company’s Tier I capitalization ratio, in compliance with CMN Resolution 4,192/13.

e)	Risk-Weighted Assets (RWA)

According to CMN Resolution No. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD = portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	159

The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	12/31/2017	12/31/2016
Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	660,516	669,284
a) Per Weighting Factor (FPR):
FPR at 2%	92	105
FPR at 20%	7,674	8,011
FPR at 35%	15,900	12,056
FPR at 50%	42,896	44,251
FPR at 75%	145,376	142,194
FPR at 85%	75,673	82,494
FPR at 100%	320,976	325,890
FPR at 250%	34,053	33,213
FPR at 300%	3,906	7,357
FPR up to 1250%(*)	2,096	1,608
Derivatives - Changes in the Counterparty Credit Quality	6,417	6,168
Derivatives - Future Potential Gain	5,457	5,937
b) Per Type:
Securities	45,629	45,741
Loan Operations - Retail	114,141	114,481
Loan Operations - Non-Retail	240,815	247,911
Joint Liabilities - Retail	172	205
Joint Liabilities - Non-Retail	45,405	47,108
Loan Commitments - Retail	31,058	27,504
Loan Commitments - Non-Retail	9,017	10,234
Other Exposures	174,279	176,100

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

We present below the breakdown of Risk-weighted assets of market risk (RWAMINT), as follows:

	12/31/2017(1)	12/31/2016(2)
Market Risk Weighted Assets - Standard Aproach (RWAMPAD)	32,893	26,811
Operations subject to interest rate variations	31,076	24,919
Fixed rate denominated in Real	6,119	4,952
Foreign currency coupon	17,153	15,497
Price index coupon	7,804	4,470
Operations subject to commodity price variation	361	353
Operations subject to stock price variation	239	401
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	1,217	1,138
Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (1) (2) (a)	26,314	24,130
Market Risk Weighted Assets calculated based on internal methodology (b)	32,915	19,799
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	-	(2,681)
Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b)	32,915	24,130

(1)	Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.

(2)	Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 10% of the standard model.

At December 31, 2017, RWAMINT totaled R$ 32,915 corresponding to the need for capital calculated through internal models, exceeding 80% of RWAMPAD, which totaled R$ 26,314.

The table below shows the amounts of risk weighted assets for Operational Risk (RWAOPAD):

	12/31/2017	12/31/2016
Risk-weighted assets of operational risk (RWAOPAD)	63,277	37,826
Retail	11,870	10,887
Commercial	24,857	24,166
Corporate finance	2,663	2,789
Negotiation and sales	7,434	(11,026)
Payments and settlement	7,532	3,418
Financial agent services	3,892	3,471
Asset management	5,010	4,109
Retail brokerage	18	12

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	160

f)	Capital Adequacy Assessment

Upon annually assessing its capital adequacy, ITAÚ UNIBANCO HOLDING adopts the following flow:

-	Identification of risks to which the institution is exposed and analysis of their materiality;
-	Evaluation of capital requirements for material risks;
-	Development of methodologies for quantifying additional capital;
-	Quantification and internal capital adequacy evaluation;
-	Capital and Contingency Plan;
-	Sending the capital adequacy report to BACEN.

Adopting a prospective attitude to manage its capital, ITAÚ UNIBANCO HOLDING implemented its capital management structure and ICAAP, thus complying with CMN Resolution 3,988, BACEN Circular 3,547 and BACEN Circular Letter 3,774.

The result of the last ICAAP – conducted as of December 2016 – indicated that, in addition to capital to face all material risks, ITAÚ UNIBANCO HOLDING has significant capital surplus, thus assuring the institution’s equity soundness.

g)	Capital Adequacy

ITAÚ UNIBANCO HOLDING, through the ICAAP, assesses the sufficiency of capital to face its risks, represented by regulatory capital for credit, market and operational risk and capital required to cover the other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	12/31/2017	12/31/2016
Tier I	122,453	115,940
Common Equity Tier I	122,396	115,408
Additional Tier I Capital	57	532
Tier II	19,799	23,537
Deductions	-	-
Referential Equity	142,252	139,477
Minimum Referential Equity Required	69,995	72,210
Surplus Capital in relation to the Minimum Referential Equity Required	72,257	67,267
Additional Common Equity Tier I Required (ACPRequired)	11,351	4,570
Referential equity calculated for covering the interest rate risk on operations not classified in the trading portfolio (RBAN)	2,470	2,264

The table below shows the Basel and Fixed Asset Ratios:

	12/31/2017	12/31/2016
Basel Ratio	18.8%	19.1%
Tier I	16.2%	15.9%
Common Equity Tier I	16.2%	15.8%
Additional Tier I Capital	0.0%	0.1%
Tier II	2.6%	3.2%
Fixed Asset Ratio	23.9%	25.4%
Surplus Capital in Relation to Fixed Assets	37,101	34,298

h)	Stress testing

The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 aiming at assessing its solvency in plausible scenarios of a systemic crisis, as well as at identifying areas that are more susceptible to the impact of stress, and that can be subject to risk mitigation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	161

To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are established considering their relevance to the bank’s result, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis.

Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area.

These projections affect the budgeted result and balance sheet that then change the risk-weighted assets and capital and liquidity ratios.

The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels, not impacting the development of its activities.

This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	162

Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú Consignado.

•	Wholesale Banking

The result of the Wholesale Banking segment arises from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and performing as an investment banking unit.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier I allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2,682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Allocated Economic Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	163

•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Brazilian Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income related to Insurance, pension plan and capitalization operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged;

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	164

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2017

(In millions of Reais, except for share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	69,600	28,748	10,620	108,968	2,082	111,050
Interest margin (1)	38,381	19,426	10,508	68,315	1,276	69,591
Banking service fees	23,963	8,876	46	32,885	1,563	34,448
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	7,256	446	66	7,768	(2,516)	5,252
Other income	-	-	-	-	1,759	1,759
Cost of Credit and Claims	(13,324)	(5,882)	(6)	(19,212)	972	(18,240)
Expenses for allowance for loan and lease losses	(14,005)	(5,053)	(6)	(19,064)	(1,682)	(20,746)
Impairment	-	(1,094)	-	(1,094)	1,094	-
Discounts granted	(785)	(263)	-	(1,048)	1,048	-
Recovery of loans written off as loss	2,688	581	-	3,269	429	3,698
Expenses for claims / recovery of claims under reinsurance	(1,222)	(53)	-	(1,275)	83	(1,192)
Operating margin	56,276	22,866	10,614	89,756	3,054	92,810
Other operating income (expenses)	(37,280)	(14,523)	(1,647)	(53,450)	(7,149)	(60,599)
Non-interest expenses (2)	(32,885)	(13,265)	(831)	(46,981)	(7,137)	(54,118)
Tax expenses for ISS, PIS and COFINS and Other	(4,395)	(1,258)	(816)	(6,469)	(560)	(7,029)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	548	548
Net income before income tax and social contribution	18,996	8,343	8,967	36,306	(4,095)	32,211
Income tax and social contribution	(7,146)	(2,412)	(1,777)	(11,335)	3,392	(7,943)
Non-controlling interest in subsidiaries	(166)	117	(22)	(71)	(294)	(365)
Result of Citibank’s operations	(21)	-	-	(21)	21	-
Net income	11,663	6,048	7,168	24,879	(976)	23,903

(1) Includes net interest and similar income and expenses of R$ 66,365 dividend income of R$ 301, net gain (loss) on investment securities and derivatives of R$ 3,175 and results from foreign exchange results and exchange variation of transactions abroad of R$ (250).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,564 amortization expenses of R$ 1,470 and insurance acquisition expenses of R$ 310.

Total assets (1) - 12/31/2017	970,137	604,384	119,309	1,503,503	(68,534)	1,434,969
Total liabilities - 12/31/2017	934,835	548,185	71,873	1,364,566	(77,603)	1,286,963

(1) Includes:
Investments in associates and joint ventures	1,168	-	3,986	5,154	17	5,171
Goodwill	1,452	6,666	-	8,118	2,598	10,716
Fixed assets, net	5,105	1,290	-	6,395	964	7,359
Intangible assets, net	7,286	1,028	-	8,314	353	8,667

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	165

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2016

(In millions of Reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	70,496	30,498	9,412	110,406	8,255	118,661
Interest margin (1)	40,073	21,929	9,264	71,266	8,215	79,481
Banking service fees	22,659	8,072	59	30,790	1,128	31,918
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	7,764	497	89	8,350	(2,470)	5,880
Other income	-	-	-	-	1,382	1,382
Cost of Credit and Claims	(15,820)	(10,645)	71	(26,394)	4,272	(22,122)
Expenses for allowance for loan and lease losses	(16,717)	(8,914)	71	(25,560)	1,181	(24,379)
Impairment	(26)	(1,856)	-	(1,882)	1,882	-
Discounts granted	(893)	(318)	-	(1,211)	1,211	-
Recovery of loans written off as loss	3,242	502	-	3,744	(2)	3,742
Expenses for claims / recovery of claims under reinsurance	(1,426)	(59)	-	(1,485)	-	(1,485)
Operating margin	54,676	19,853	9,483	84,012	12,527	96,539
Other operating income (expenses)	(37,202)	(13,410)	(2,387)	(52,999)	(5,348)	(58,347)
Non-interest expenses (2)	(32,883)	(12,034)	(1,616)	(46,533)	(4,371)	(50,904)
Tax expenses for ISS, PIS and COFINS and Other	(4,319)	(1,376)	(771)	(6,466)	(1,505)	(7,971)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	528	528
Net income before income tax and social contribution	17,474	6,443	7,096	31,013	7,179	38,192
Income tax and social contribution	(6,328)	(1,081)	(1,237)	(8,646)	(5,964)	(14,610)
Non-controlling interest in subsidiaries	(223)	79	(1)	(145)	(174)	(319)
Net income	10,923	5,441	5,858	22,222	1,041	23,263

(1) Includes net interest and similar income and expenses of R$ 66,369 dividend income of R$ 288, net gain (loss) on investment securities and derivatives of R$ 7,311 and foreign exchange results and exchange variation on transactions of abroad R$ 5,513.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,702 amortization expenses of R$ 1,292 and insurance acquisition expenses of R$ 721.

Total assets (1) - 12/31/2016	909,779	585,088	116,401	1,427,084	(73,843)	1,353,241
Total liabilities - 12/31/2016	877,792	525,390	80,810	1,299,869	(81,442)	1,218,427

(1) Includes:
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Goodwill	1,398	6,171	-	7,569	2,106	9,675
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Intangible assets, net	6,559	1,105	-	7,664	(283)	7,381

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	166

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to December 31, 2015

(In millions of Reais except per share information)

Consolidated Statement of Income	Retail Banking	Wholesale Banking	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	71,203	25,898	7,641	104,742	(12,731)	92,011
Interest margin (1)	41,705	18,171	7,513	67,389	(12,781)	54,608
Banking service fees	21,159	7,282	59	28,500	952	29,452
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	8,339	445	69	8,853	(2,181)	6,672
Other income	-	-	-	-	1,279	1,279
Cost of Credit and Claims	(14,601)	(6,055)	98	(20,558)	(777)	(21,335)
Expenses for allowance for loan and lease losses	(16,232)	(6,764)	98	(22,898)	(1,619)	(24,517)
Impairment	-	(85)	-	(85)	85	-
Discounts granted	(708)	(39)	-	(747)	747	-
Recovery of loans written off as loss	3,886	883	-	4,769	10	4,779
Expenses for claims / recovery of claims under reinsurance	(1,547)	(50)	-	(1,597)	-	(1,597)
Operating margin	56,602	19,843	7,739	84,184	(13,508)	70,676
Other operating income (expenses)	(35,924)	(11,130)	(1,948)	(49,002)	(3,409)	(52,411)
Non-interest expenses (2)	(31,547)	(9,877)	(1,522)	(42,946)	(4,680)	(47,626)
Tax expenses for ISS, PIS and COFINS and Other	(4,377)	(1,253)	(426)	(6,056)	651	(5,405)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	620	620
Net income before income tax and social contribution	20,678	8,713	5,791	35,182	(16,917)	18,265
Income tax and social contribution	(7,263)	(2,691)	(1,040)	(10,994)	18,885	7,891
Non-controlling interest in subsidiaries	(342)	-	(14)	(356)	(60)	(416)
Net income	13,073	6,022	4,737	23,832	1,908	25,740

(1) Includes net interest and similar income and expenses of R$ 72,725, dividend income of R$ 98 net gain (loss) on investment securities and derivatives of R$ (11,862) and foreign exchange results and exchange variation on transactions of abroad R$ (6,353).

(2) Refers to general and administrative expenses including depreciation expenses of R$ 1,688, amortization expenses of R$ 910 and insurance acquisition expenses of R$ 1,138.

Total assets (1) - 12/31/2015	873,202	547,236	127,716	1,359,172	(82,757)	1,276,415
Total liabilities - 12/31/2015	840,033	502,887	97,017	1,250,955	(88,599)	1,162,356

(1) Includes:
Investments in associates and joint ventures	1,064	-	2,436	3,500	899	4,399
Goodwill	232	-	-	232	1,825	2,057
Fixed assets, net	5,781	1,274	-	7,055	1,486	8,541
Intangible assets, net	6,606	857	-	7,463	(1,168)	6,295

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	167

Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 12/31/2017			01/01 to 12/31/2016			01/01 to 12/31/2015
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	129,815	18,101	147,916	154,653	19,954	174,607	117,140	12,532	129,672
Income related to insurance, private pension and capitalization operations before claim and selling expenses	5,105	147	5,252	5,748	132	5,880	6,570	102	6,672
Banking service fees	31,296	3,152	34,448	29,061	2,857	31,918	27,072	2,380	29,452
Non-current assets	12,695	3,331	16,026	13,299	2,124	15,423	13,841	995	14,836

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	168

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and associated of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO HOLDING to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	169

	ITAÚ UNIBANCO HOLDING
		Assets / (liabilities)		Revenue / (expenses)
				01/01 to	01/01 to	01/01 to
	Annual rate	12/31/2017	12/31/2016	12/31/2017	12/31/2016	12/31/2015
Loan operations		96	-	6	-	-
Alpargatas S.A.		96	-	6	-	-
Securities sold under repurchase agreements		(48)	(77)	(5)	(19)	(20)
Duratex S.A.	97.5% to 100% of CDI	(22)	(18)	(2)	(4)	(9)
Elekeiroz S.A.	97.5% of CDI	(5)	(3)	-	(1)	(1)
Itautec S.A.	100.1% of CDI	(2)	(1)	-	(3)	-
Itaúsa Empreendimentos S.A.		-	-	-	(7)	(7)
Olimpia Promoção e Serviços S.A.	100% of Selic	(7)	(14)	(1)	(2)	(1)
Conectcar Soluções de Mobilidade Eletrônica S.A.		-	(24)	-	-	-
Other	60% to 100.1% of CDI	(12)	(17)	(2)	(2)	(2)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(108)	(129)	39	28	20
Itaúsa Investimentos Itaú S.A.		-	-	6	3	2
Olimpia Promoção e Serviços S.A.		(2)	(2)	(23)	(25)	(28)
Fundação Itaú Unibanco - Previdência Complementar		(106)	(127)	47	44	39
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	6	6	5
Other		-	-	3	-	2
Rental revenues (expenses)		-	-	(62)	(59)	(56)
Itaúsa Investimentos Itaú S.A.		-	-	(2)	(2)	(2)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(49)	(44)	(42)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(11)	(13)	(12)
Donation expenses		-	-	(104)	(94)	(84)
Instituto Itaú Cultural		-	-	(93)	(87)	(83)
Associação Cubo Coworking Itaú		-	-	(10)	(6)	-
Associação Itaú Viver Mais		-	-	(1)	(1)	(1)

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to	01/01 to	01/01 to
	12/31/2017	12/31/2016	12/31/2015
Compensation	426	360	459
Board of directors	60	32	27
Executives	366	328	432
Profit sharing	244	251	239
Board of directors	3	2	1
Executives	241	249	238
Contributions to pension plans - executives	9	12	9
Stock option plan – executives	220	263	200
Total	899	885	907

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	170

Note 36 – Management risks

Credit risk

1.	Credit risk measurement

ITAÚ UNIBANCO HOLDING understands credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition to establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

The continuous monitoring of ITAÚ UNIBANCO HOLDING’ portfolio concentration levels, assessing the economic industries and largest enables, allows to take preventive measures to avoid that the established limits are breached.

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower or equal than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impairment	Corporate operations with a PD higher than 31.84% Operations past due for over 90 days Renegotiated operations past due for over 60 days	Ca1 to D	CC+ to D	CC+ to D

For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	171

2.	Credit risk management

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses collateral to increase its recovery capacity in transactions subject to credit risk. Collateral used may be personal security, secured guarantee, legal structures with mitigation power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, be them internal or external ones, be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	12/31/2017			12/31/2016
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	6,369	22,684	29,053	6,044	16,648	22,692
Securities purchased under agreements to resell	243,918	789	244,707	264,080	971	265,051
Financial assets held for trading	259,374	10,747	270,121	193,903	10,745	204,648
Financial assets designated at fair value through profit or loss	-	1,746	1,746	-	1,191	1,191
Derivatives	12,109	10,734	22,843	13,593	10,638	24,231
Available-for-sale financial assets	66,955	35,329	102,284	53,529	34,748	88,277
Held-to-maturity financial assets	26,501	10,059	36,560	27,436	13,059	40,495
Loan operations and lease operations	301,554	163,918	465,472	305,394	158,000	463,394
Other financial assets	53,787	5,781	59,568	47,914	6,003	53,917
Off balance sheet	280,032	43,797	323,829	259,854	39,973	299,827
Financial Guarantees Provided	60,062	10,427	70,489	62,172	8,621	70,793
Letters of credit to be released	9,214	-	9,214	6,660	-	6,660
Commitments to be released	210,756	33,370	244,126	191,022	31,352	222,374
Mortgage loans	3,218	-	3,218	4,389	-	4,389
Overdraft accounts	93,284	-	93,284	87,239	-	87,239
Credit cards	109,196	2,679	111,875	96,497	1,273	97,770
Other pre-approved limits	5,058	30,691	35,749	2,897	30,079	32,976
Total	1,196,812	299,803	1,496,615	1,171,747	291,976	1,463,723

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	172

The table above presents the maximum exposure at December 31, 2017 and December 31, 2016, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of Financial Guarantees Provided and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to Loan Operations, Financial Assets Held for Trading, and Securities Purchased Under Agreements to Resell, in addition to Financial Guarantees Provided and Other Commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	89.0% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 4.8% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	6.1% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	12/31/2017%		12/31/2016%
Public sector	2,366	0.5	3,051	0.6
Industry and commerce	106,620	21.6	112,067	22.8
Services	113,981	23.1	118,102	24.1
Natural resources	23,013	4.7	24,362	5.0
Other sectors	3,642	0.7	2,839	0.6
Individuals	243,745	49.4	229,945	46.9
Total	493,367	100.0	490,366	100.0

b)	Other financial assets (*)

	12/31/2017%		12/31/2016%
Natural resources	2,836	0.4	2,466	0.4
Public sector	328,293	46.4	249,745	38.7
Industry and commerce	11,299	1.6	10,435	1.6
Services	85,431	12.1	2,741	0.4
Other sectors	5,141	0.7	93,165	14.4
Individuals	554	0.1	290	0.0
Financial	273,760	38.7	287,743	44.5
Total	707,314	100.0	646,585	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (financial guarantees provided, letters of credit and commitments to be released) are not categorized or managed by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	173

6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	12/31/2017				12/31/2016
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans
Lower risk	357,710	10,601	-	368,311	363,954	5,543	-	369,497
Satisfactory	69,671	7,014	-	76,685	62,883	6,904	-	69,787
Higher risk	12,147	6,207	-	18,354	13,767	6,998	-	20,765
Impairment	-	-	30,017	30,017	-	-	30,317	30,317
Total	439,528	23,822	30,017	493,367	440,604	19,445	30,317	490,366
%	89.1%	4.8%	6.1%	100.0%	89.8%	4.0%	6.2%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	12/31/2017					12/31/2016
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	127,124	43,157	10,030	9,842	190,153	122,112	38,910	11,362	10,763	183,147
Credit cards	47,346	14,362	1,521	3,421	66,650	42,432	11,212	1,866	3,512	59,022
Personal	6,332	7,303	7,500	4,058	25,193	6,414	6,298	8,264	4,837	25,813
Payroll loans	26,189	16,267	493	1,470	44,419	26,624	15,972	609	1,431	44,636
Vehicles	10,492	2,689	426	476	14,083	11,378	2,911	554	591	15,434
Mortgage loans	36,765	2,536	90	417	39,808	35,264	2,517	69	392	38,242

Corporate	89,897	3,102	3	14,615	107,617	102,162	5,447	7	14,138	121,754

Small and medium businesses	43,536	9,202	3,820	2,895	59,453	40,534	10,084	4,671	3,646	58,935

Foreign loans - Latin America	107,754	21,224	4,501	2,665	136,144	104,689	15,346	4,725	1,770	126,530
Total	368,311	76,685	18,354	30,017	493,367	369,497	69,787	20,765	30,317	490,366
%	74.7%	15.5%	3.7%	6.1%	100.0%	75.4%	14.2%	4.2%	6.2%	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	174

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	12/31/2017				12/31/2016
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	89,372	2,927	3	92,302	101,612	5,076	7	106,695

II- Collectively-evaluated

Individuals	121,121	38,919	6,610	166,650	120,221	34,851	7,155	162,227
Credit card	47,005	13,599	937	61,541	42,158	10,445	1,083	53,686
Personal	6,174	6,746	5,239	18,159	6,317	5,864	5,538	17,719
Payroll loans	25,771	15,817	362	41,950	26,383	15,606	447	42,436
Vehicles	9,763	1,848	48	11,659	10,821	1,947	68	12,836
Mortgage loans	32,408	909	24	33,341	34,542	989	19	35,550

Small and medium businesses	42,704	8,262	2,684	53,650	39,983	9,011	3,235	52,229

Foreign loans and Latin America	104,513	19,563	2,850	126,926	102,138	13,945	3,370	119,453

Total	357,710	69,671	12,147	439,528	363,954	62,883	13,767	440,604

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	12/31/2017				12/31/2016
	Overdue by	Overdue from	Overdue from		Overdue by	Overdue from	Overdue from
	up to 30 days	31 to 60 days	61 to 90 days	Total	up to 30 days	31 to 60 days	61 to 90 days	Total
Individuals	9,653	2,543	1,466	13,662	5,976	2,772	1,410	10,158
Credit card	851	383	454	1,688	937	442	446	1,825
Personal	1,730	836	410	2,976	1,850	993	414	3,257
Payroll loans	674	174	151	999	439	168	161	768
Vehicles	1,450	359	138	1,947	1,382	448	177	2,007
Mortgage loans	4,948	791	313	6,052	1,368	721	212	2,301

Corporate	649	17	33	699	790	72	58	920

Small and medium businesses	2,089	609	210	2,908	1,928	816	316	3,060

Foreign loans - Latin America	4,973	1,076	504	6,553	3,965	899	443	5,307
Total	17,364	4,245	2,213	23,822	12,659	4,559	2,227	19,445

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	175

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

12/31/2017
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	273,760	270,088	1,746	21,210	98,362	34,785	699,951
Satisfactory	-	6	-	1,262	46	-	1,314
Higher risk	-	27	-	371	614	-	1,012
Impairment	-	-	-	-	3,262	1,775	5,037
Total	273,760	270,121	1,746	22,843	102,284	36,560	707,314
%	38.7	38.2	0.2	3.2	14.5	5.2	100.0

12/31/2016
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	287,743	204,621	1,191	23,943	83,974	39,008	640,480
Satisfactory	-	19	-	87	980	294	1,380
Higher Risk	-	8	-	201	1,227	-	1,436
Impairment	-	-	-	-	2,096	1,193	3,289
Total	287,743	204,648	1,191	24,231	88,277	40,495	646,585
%	44.4	31.7	0.2	3.7	13.7	6.3	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	176

6.1.3 Collateral held for loan and lease operations portfolio

	12/31/2017				12/31/2016
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	52,635	132,006	1,080	1,029	51,587	128,555	790	743
Personal	373	1,398	901	864	443	1,297	682	652
Vehicles	13,622	34,367	178	164	13,039	35,995	107	90
Mortgage loans	38,640	96,241	1	1	38,105	91,263	1	1

Small, medium businesses and corporate	117,019	339,741	11,248	8,688	122,353	368,937	12,324	6,729

Foreign loans - Latin America	105,425	175,476	10,262	3,598	97,374	155,923	9,420	4,803

Total	275,079	647,223	22,590	13,315	271,314	653,415	22,534	12,275

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 195,698 (R$ 196,518 at 12/31/2016).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on financial guarantees provided.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	177

7.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	01/01 to	01/01 to
	12/31/2017	12/31/2016
Real estate not for own use	144	13
Residential properties - mortgage loans	315	411
Vehicles - linked to loan operations	2	14
Other (vehicles / furniture / equipments) - dation	240	172
Total	701	610

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	178

Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices.

The institutional policy on market risk management is in line with CMN Resolution No. 3,464, as amended, comprising a set of principles that guide the strategy for control and management of market risks of the whole institution.

ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING;

•	Expertise within the group to support operations in specific markets.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

The CMN has regulations that establish the segregation of exposure to market risk in risk factors, such as interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are also treated as a group of risk factors and follow the same governance structure of limits.

The limit and warning structure is aligned with the Board of Directors’ structure, and it is reviewed and approved on an annual basis. This structure has specific limits that aim at improvement the monitoring process and understanding of risks, as well as avoid their concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

Aiming at adjusting risks to the established limits, ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments. Derivatives are the instruments most frequently used to carry out these hedge activities, and they may be characterized as accounting or economic hedge, both governed by the internal policies at ITAÚ UNIBANCO HOLDING.

For a detailed vision of the accounting hedge topic, see Note 9 – Accounting Hedge.

Market risk management follows the segregation of operations in Trading Portfolio and Banking Portfolio, pursuant to the general criteria set forth in CMN Resolution No. 3,464, and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are carried out for trading purposes. The banking portfolio is mainly characterized by the operations arising from banking activities and related to the management of the institutions’ balance sheet, conducted with no intent of trading and with a horizon of time of medium and long terms.

Market risk management is conducted based on the following metrics:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	179

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

The document that details the guidelines established by the internal policy on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Market Risk.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

Consolidated VaR of Itaú Unibanco is calculated by Historical Simulation, i.e., the expected distribution for profit and loss (P&L’s - Profit and loss statement) of a portfolio over a time horizon that can be estimated based on the historical behavior of returns of market risk factors of this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, being or not volatility-weighted, and the final VaR is the most restrictive value between both methodologies.

From January 1 to December 31, 2017, the average total VaR in Historical Simulation was R$ 409.9, or 0.28% of total stockholders’ equity (throughout 2016 it was R$ 236.6 or 0.18% of total stockholders’ equity).

	VaR Total - Historical Simulation
	12/31/2017				12/31/2016
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
Risk factor group
Interest rates	721.0	583.6	1,311.9	764.7	482.5	323.7	607.4	607.4
Currencies	20.4	6.5	50.2	11.9	18.4	6.8	33.2	17.0
Shares	45.4	38.5	54.9	46.4	45.2	34.0	63.3	44.3
Commodities	1.5	0.7	4.0	0.8	1.7	0.7	4.0	0.8
Effect of diversification				(451.5)				(339.7)
Total risk	409.9	304.8	874.0	372.3	236.6	155.1	341.5	329.8

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	180

Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	12/31/2017						12/31/2016
	0-30	31-180	181-365	1-5	Over 5		0-30	31-180	181-365	1-5	Over 5
	days	days	days	years	years	Total	days	days	days	years	years	Total
Interest-bearing assets	268,066	354,855	103,805	389,992	178,010	1,294,728	389,843	219,332	95,331	347,743	167,400	1,219,649
Interbank deposits	21,645	3,511	2,883	1,011	3	29,053	13,286	4,676	3,541	1,189	-	22,692
Securities purchased under agreements to resell	42,615	201,894	2	28	168	244,707	201,525	63,180	35	281	30	265,051
Central Bank compulsory deposits	94,047	-	-	-	-	94,047	82,698	-	-	-	-	82,698
Held-for-trading financial assets	14,052	16,841	17,518	168,558	53,152	270,121	6,971	14,194	13,041	118,050	52,392	204,648
Financial assets held for trading and designated at fair value through profit or loss	-	-	1,041	705	-	1,746	-	-	1,191	-	-	1,191
Available-for-sale financial assets	5,034	9,040	12,033	44,722	31,455	102,284	5,994	10,539	7,103	38,969	25,672	88,277
Held-to-maturity financial assets	9,456	335	505	9,437	16,827	36,560	1,370	528	600	19,376	18,621	40,495
Derivatives	7,978	3,003	2,360	6,681	2,821	22,843	5,815	5,470	2,826	6,940	3,180	24,231
Loan and lease operations portfolio	73,239	120,231	67,463	158,850	73,584	493,367	72,184	120,745	66,994	162,938	67,505	490,366
Interest-bearing liabilities	376,492	93,736	87,850	290,677	56,451	905,206	325,241	90,652	111,907	287,433	62,298	877,531
Savings deposits	119,980	-	-	-	-	119,980	108,250	-	-	-	-	108,250
Time deposits	27,798	32,350	22,570	126,435	2,647	211,800	30,555	28,248	17,110	78,032	2,329	156,274
Interbank deposits	88	908	669	451	66	2,182	1,176	1,918	625	36	2	3,757
Deposits received under repurchase agreements	208,261	7,362	25,185	57,146	14,680	312,634	172,411	6,844	55,314	97,056	17,539	349,164
Interbank market	8,570	34,108	30,736	48,005	8,197	129,616	6,535	38,590	30,227	50,590	9,541	135,483
Institutional market	4,188	16,495	5,343	43,911	28,545	98,482	951	11,490	6,612	46,883	30,303	96,239
Derivatives	7,596	2,491	3,325	11,109	2,225	26,746	5,294	3,555	1,961	11,394	2,494	24,698
Financial liabilities held for trading	11	22	22	319	91	465	69	7	58	295	90	519
Liabilities for capitalization plans	-	-	-	3,301	-	3,301	-	-	-	3,147	-	3,147
Difference asset / liability (2)	(108,426)	261,119	15,955	99,315	121,559	389,522	64,602	128,680	(16,576)	60,310	105,102	342,118
Cumulative difference	(108,426)	152,693	168,648	267,963	389,522		64,602	193,282	176,706	237,016	342,118
Ratio of cumulative difference to total interest-bearing assets	(8.4)%	11.8%	13.0%	20.7%	30.1%		5.3%	15.8%	14.5%	19.4%	28.1%

(1) Remaining contractual terms.

(2) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	181

Position of accounts subject to currency risk

	12/31/2017
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	4,958	2,527	2,990	10,475
Interbank deposits	8,473	469	13,742	22,684
Securities purchased under agreements to resell	195	-	594	789
Financial assets held for trading	6,869	158	3,720	10,747
Financial assets designated at fair value through profit or loss	1,746	-	-	1,746
Derivatives	4,047	6,203	484	10,734
Available-for-sale financial assets	19,264	10,881	5,184	35,329
Held-to-maturity financial assets	9,605	-	454	10,059
Loan operations and lease operations portfolio, net	42,038	80,316	41,564	163,918
Total assets	97,195	100,554	68,732	266,481

	12/31/2017
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	42,891	52,393	47,357	142,641
Securities sold under repurchase agreements	14,489	238	2,295	17,022
Financial liabilities held for trading	465	-	-	465
Derivatives	5,381	5,541	324	11,246
Interbank market debt	26,661	5,862	4,072	36,595
Institutional market debt	37,367	29,565	3,047	69,979
Total liabilities	127,254	93,599	57,095	277,948

Net position	(30,059)	6,955	11,637	(11,467)

	12/31/2016
Assets	Dollar	Chilean Peso	Other	Total
Cash and deposits on demand	6,719	1,581	3,164	11,464
Central Bank compulsory deposits	81	-	5,288	5,369
Interbank deposits	8,860	1,007	6,781	16,648
Securities purchased under agreements to resell	199	112	660	971
Financial assets held for trading	6,833	305	3,607	10,745
Financial assets designated at fair value through profit or loss	1,191	-	-	1,191
Derivatives	5,313	4,873	452	10,638
Available-for-sale financial assets	22,513	8,337	3,898	34,748
Held-to-maturity financial assets	12,519	-	540	13,059
Loan operations and lease operations portfolio, net	43,641	73,325	41,034	158,000
Total assets	107,869	89,540	65,424	262,833

	12/31/2016
Liabilities	Dollar	Chilean Peso	Other	Total
Deposits	37,824	51,330	47,331	136,485
Securities sold under securities repurchase agreements	18,353	27	2,558	20,938
Financial liabilities held for trading	519	-	-	519
Derivatives	4,783	4,105	282	9,170
Interbank market debt	34,659	5,932	2,451	43,042
Institutional market debt	37,077	23,643	3,284	64,004
Total liabilities	133,215	85,037	55,906	274,158

Net position	(25,346)	4,503	9,518	(11,325)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	182

Liquidity risk

Liquidity risk is defined as the possibility of the institution not being able to efficiently honor its expected and unexpected, current and future obligations, including those arising from guarantee binding, without affecting its daily operations and not incurring in significant losses.

Policies and procedures

Liquidity risk control is performed by an area independent of the business areas and is responsible for determining the composition of the reserve; proposing assumptions for the behavior of cash flow; identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risk in different time horizons; proposing and monitoring liquidity risk limits consistent with the institution’s appetite for risk, reporting possible mismatches; considering the liquidity risk individually in the countries where ITAÚ UNIBANCO HOLDING operates; simulating the behavior of cash flow under stress conditions; assessing and reporting in advance the risks inherent in new products and transactions, and reporting the information required regulatory bodies. All activities are subject to checking by validation, internal control and audit independent areas.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of collaterals and guarantees, and credit facilities contracted and not used. This process is conducted by means of corporate systems and proprietary applications developed and managed in-house.

The liquidity management policies and respective limits are established based on prospective scenarios and top management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or resulting from strategic decisions of ITAÚ UNIBANCO HOLDING.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

ITAÚ UNIBANCO HOLDING conducts the control over and management of liquidity risk on a daily basis, through a governance approved in superior committees, which sets forth, among other activities, the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured through internal and regulatory methodologies.

Additionally, and in compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,749 of March 5, 2015 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors.

In compliance with BACEN Circular Letter 3.775, of July 14, 2016, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil, which is reported on a consolidated basis for institutions that are part of the Prudential Conglomerate. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2017, the index minimum requirement is 80%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	183

4rd quarter 2017
Information on the Liquidity Coverage Ratio (LCR)	Total Adjusted Amount (1)
Total high-quality liquid assets (2)	187,090
Total potential cash outflows (3)	98,356
Liquidity Coverage Ratio (%)	190.2%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (Outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 622,1 billion (R$ 612.7 billion at 12/31/2016), particularly funding from time deposits. A considerable portion of these funds – 36.6% of total, or R$ 277.5 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	12/31/2017			12/31/2016
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	216,842	402,938		201,113	329,414
Demand deposits	68,973	68,973	11.1	61,133	61,133	10.0
Savings deposits	119,980	119,980	19.3	108,250	108,250	17.7
Time deposits	27,798	211,800	34.0	30,554	156,274	25.5
Other	91	2,185	0.4	1,176	3,757	0.6
Funds from acceptances and issuance of securities (1)	6,820	107,581	17.3	3,091	93,711	15.3
Funds from own issue (2)	2,570	58,837	9.5	2,561	132,149	21.6
Subordinated debt	1,315	52,696	8.5	628	57,420	9.4
Total	227,547	622,052	100.0	207,393	612,694	100.0

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2017, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 164.3 billion and accounted for 72.2% of the short term redeemable obligations, 26.4% of total funding, and 17.6% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

	12/31/2017	12/31/2016
Liquidity indicators	%	%
Net assets (1) / funds within 30 days (2)	72.2	84.2
Net assets (1) / total funds (3)	26.4	28.5
Net assets (1) / total assets (4)	17.6	19.0

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 933,686 (R$ 918,080 at 12/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	184

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	12/31/2017					12/31/2016
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	18,749	-	-	-	18,749	18,542	-	-	-	18,542

Interbank investments	93,218	173,663	673	508	268,062	219,066	58,275	1,171	292	278,804
Securities purchased under agreements to resell – Funded position (2)	38,833	-	-	-	38,833	77,452	-	-	-	77,452
Securities purchased under agreements to resell – Financed position	31,238	167,061	-	-	198,299	128,303	49,749	-	-	178,052
Interbank deposits (4)	23,147	6,602	673	508	30,930	13,311	8,526	1,171	292	23,300

Securities	110,667	24,960	16,717	76,923	229,267	82,163	16,757	12,415	74,479	185,814
Government securities - available	103,447	152	232	5,052	108,883	75,310	20	40	6,088	81,458
Government securities – subject to repurchase commitments	203	15,677	9,107	19,270	44,257	556	4,732	5,990	14,808	26,086
Private securities - available	7,007	8,577	5,541	45,885	67,010	6,297	11,728	5,424	47,866	71,315
Private securities – subject to repurchase commitments	10	554	1,837	6,716	9,117	-	277	961	5,717	6,955

Derivative financial instruments	7,978	5,363	2,756	6,746	22,843	5,815	8,296	3,159	6,961	24,231
Net position	7,978	5,363	2,756	6,746	22,843	5,815	8,296	3,159	6,961	24,231
Swaps	189	1,258	1,661	6,082	9,190	828	1,967	1,497	6,250	10,542
Option	430	1,748	865	294	3,337	354	2,881	1,397	160	4,792
Forward (onshore)	6,529	382	-	-	6,911	3,947	1,024	-	-	4,971
Other derivative financial instruments	830	1,975	230	370	3,405	686	2,424	265	551	3,926
Loan and lease operations portfolio (3)	57,505	152,660	71,107	201,881	483,153	61,602	176,002	81,224	211,908	530,736
Total financial assets	288,117	356,646	91,253	286,058	1,022,074	387,188	259,330	97,969	293,640	1,038,127

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 98,837 (R$ 85,700 at 12/31/2016), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 3,664 (R$ 4,329 at 12/31/2016) which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 53,687 (R$ 43,837 at 12/31/2016) and the amount of liabilities from transactions related to credit assignments R$ 4,931 (R$ 5,711 at 12/31/2016).

(4) Includes R$ 6,689 related to Compulsory Deposits with Central Banks of other countries

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	185

Undiscounted future flows except for derivatives	12/31/2017					12/31/2016
Financial liabilities	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total

Deposits	222,782	61,672	16,500	152,961	453,915	201,167	44,545	13,106	107,055	365,873
Demand deposits	68,973	-	-	-	68,973	61,133	-	-	-	61,133
Savings deposits	119,980	-	-	-	119,980	108,250	-	-	-	108,250
Time deposit	33,114	60,272	16,445	152,903	262,734	30,295	41,971	13,088	107,033	192,387
Interbank deposits	712	1,400	55	58	2,225	1,489	2,574	18	22	4,103
Other deposits	3	-	-	-	3	-	-	-	-	-

Compulsory deposits	(40,538)	(18,197)	(4,644)	(35,458)	(98,837)	(42,314)	(13,885)	(3,985)	(25,516)	(85,700)
Demand deposits	(4,790)	-	-	-	(4,790)	(8,092)	-	-	-	(8,092)
Savings deposits	(26,008)	-	-	-	(26,008)	(24,791)	-	-	-	(24,791)
Time deposit	(9,740)	(18,197)	(4,644)	(35,458)	(68,039)	(9,431)	(13,885)	(3,985)	(25,516)	(52,817)

Securities sold under repurchase agreements (1)	232,970	35,234	30,404	39,444	338,052	209,521	59,771	42,410	87,069	398,771
Government securities	202,545	3,197	8,260	27,680	241,682	168,301	5,600	5,764	33,812	213,477
Private securities	8,020	31,348	22,144	11,764	73,276	13,753	54,171	36,646	53,257	157,827
Foreign	22,405	689	-	-	23,094	27,467	-	-	-	27,467

Funds from acceptances and issuance of securities (2)	7,093	43,463	21,325	52,837	124,718	3,003	35,659	28,974	36,858	104,494

Borrowing and onlending (3)	3,975	37,132	9,839	19,807	70,753	5,077	46,527	11,000	20,943	83,547

Subordinated debt (4)	1,061	13,402	2,054	49,454	65,971	271	13,501	16,621	41,043	71,436

Derivative financial instruments	7,596	5,816	4,877	8,457	26,746	5,294	5,516	3,726	10,162	24,698
Net position	7,596	5,816	4,877	8,457	26,746	5,294	5,516	3,726	10,162	24,698
Swaps	65	2,364	3,747	7,516	13,692	461	1,702	2,352	8,706	13,221
Option	332	1,299	889	273	2,793	837	1,888	1,116	711	4,552
Forward (onshore)	6,272	-	-	-	6,272	3,530	-	-	-	3,530
Other derivative financial instruments	927	2,153	241	668	3,989	466	1,926	258	745	3,395

Total financial liabilities	434,939	178,522	80,355	287,502	981,318	382,019	191,634	111,852	277,614	963,119

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	186

	12/31/2017					12/31/2016
Off balance sheet	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	366 – 720 days	Over 720 days	Total
Financial Guarantees Provided	1,749	17,563	5,451	45,726	70,489	1,645	16,203	5,603	47,342	70,793
Commitments to be released	98,310	27,857	7,307	110,652	244,126	90,279	42,522	11,657	77,916	222,374
Letters of credit to be released	9,214	-	-	-	9,214	6,660	-	-	-	6,660
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	432	460	273	1,165	-	310	-	-	310
Total	109,273	45,852	13,218	156,651	324,994	98,584	59,035	17,260	125,258	300,137

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	187

Social and Environmental Risk

ITAÚ UNIBANCO HOLDING’s social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING.

The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical support of the legal and risk control areas, which have a dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved of ITAÚ UNIBANCO HOLDING. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities.

ITAÚ UNIBANCO HOLDING consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, ITAÚ UNIBANCO HOLDING has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which ITAÚ UNIBANCO HOLDING has been awarded.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	188

Note 37 – Supplementary information

Sale of Group Life Insurance Portfolio

On September 19, 2016, ITAÚ UNIBANCO HOLDING entered into a purchase and sale share agreement with Prudential do Brasil Seguros de Vida S.A. (PRUDENTIAL) whereby 100% of its group life insurance operations, which account for approximately 4% of the total assets belonging to Itaú Seguros S.A. (ITAÚ SEGUROS), controlled by ITAÚ UNIBANCO HOLDING, were sold.

To complete the transaction, ITAÚ SEGUROS was split and group life insurance operations were transferred to IU Seguros S.A., whose total capital was sold to PRUDENTIAL on April 1, 2017, after conditions precedent, which included obtaining approval of relevant regulatory authorities, were met.

This transaction reiterates ITAÚ UNIBANCO HOLDING’s strategy to focus on massive insurance products and services, typically associated with retail banking.

Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700. Such amounts are subject to contractual adjustments (FIRST ACQUISITION).

In addition to the FIRST ACQUISITION, ITAÚ UNIBANCO undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP HOLDING (40.0% of common shares), based on a multiple (19 times) applied to XP HOLDING’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP HOLDING (49.9% of common shares), based on the fair market value of XP HOLDING at that time, being clear that the control of Group XP will continue with the shareholders of XP CONTROLE, that will hold the majority of voting shares.

ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to Group XP.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2017	189